Exhibit 99.1

ANNUAL MEETING OF SHAREHOLDERS April 9, 2019 Management Proxy Circular Building for the Future YOUR VOTE IS IMPORTANT Please take some time to read this management proxy circular for important information about the business of the meeting and to learn more about Scotiabank.

Scotiabank is Canada’s international bank.

We are dedicated to helping our 25 million customers become better off through a broad range of advice, products and services.

Notice of annual meeting of common shareholders of The Bank of Nova Scotia

WHEN	WHERE

Tuesday, April 9, 2019	Scotiabank Centre

9:00 a.m. (local time)	Scotia Plaza, 40 King Street West, 2nd floor

Toronto, Ontario M5H 3Y2

AT THE MEETING YOU WILL BE ASKED TO:

1.	Receive our financial statements for the year ended October 31, 2018 and the auditors’ report on the statements
2.	Elect directors
3.	Appoint auditors
4.	Vote on an advisory resolution on our approach to executive compensation
5.	Vote on the shareholder proposals
6.	Consider any other business that may properly come before the meeting

You can read about each item of business beginning on page 4 of the management proxy circular, which describes the meeting, who can vote and how to vote.

Holders of common shares on February 12, 2019, the record date, are eligible to vote at the meeting (subject to Bank Act (Canada) restrictions). There were 1,225,917,119 common shares outstanding on this date.

By order of the board,

Julie A. Walsh

Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

Toronto, Ontario, Canada

February 12, 2019

YOUR VOTE IS

IMPORTANT

As a Scotiabank shareholder, it is important to vote your shares at the upcoming meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 6 of the management proxy circular.

If you cannot attend the meeting, you should complete, sign and return your proxy or voting instruction form to vote your shares. Your vote must be received by our transfer agent, Computershare Trust Company of Canada, by 5 p.m. (Eastern) on April 8, 2019.

We will have live coverage of the meeting on the investor relations section of our website (www.scotiabank.com).

Welcome to our 187th shareholder meeting

Thomas C. O’Neill Chairman of Scotiabank’s Board of Directors Brian J. Porter President and Chief Executive Officer

Dear fellow shareholders,

We look forward to welcoming you at Scotiabank’s annual meeting in Toronto on April 9. We will be covering several important items of business, so please review the management proxy circular and vote your shares.

Your bank accomplished a lot to be proud of over the past year. Looking forward, we continue to stay focused on execution, prioritizing what matters most and making key investments in the future.

Ethical conduct is at the centre of what we do

Scotiabank is one of Canada’s longest-enduring companies. We are one of the largest 25 banks in the world, with 25 million customers and a team of more than 97,000 employees. Our strong risk culture and ethical conduct are the foundation of our business and key to our success. We are committed to conducting ourselves in such a way that maintains our customers’ trust and confidence in our business.

Investing for the future

The bank’s strong capital position allowed us to take advantage of some unique opportunities across the bank’s footprint in 2018. Internationally, we acquired BBVA Chile as well as Citibank’s consumer and small business portfolio in Colombia. In Canada, we acquired Jarislowsky Fraser and MD Financial Management – moves that significantly strengthen our wealth management business.

Governance and leadership

The board and management team are actively investing in developing, promoting and recruiting leaders that reflect the diversity of our footprint, and the customers we serve each and every day.

The board is committed to ensuring that its members have a diversity of skills and experience. Over the past few years, the board has undertaken significant succession planning to better utilize the wealth of experience represented on the board while incorporating new perspectives and skills. This year, we were proud to welcome Benita Warmbold to the board. Benita brings significant financial and accounting expertise, as well as strong leadership experience covering a global mandate. We also would like to thank Eduardo Pacheco, who has decided not to stand for re-election, for his service and contribution to the board. This is also a board leadership transition year. It is with full confidence that the board has elected Aaron Regent as the incoming Chairman following the annual general meeting, subject to his re-election. Aaron has served on the board since 2013, been part of the transformational change that our bank has undergone, and brings breadth and depth of experience to lead the board in its next chapter.

Forward looking

Globally, the financial services industry continues to evolve rapidly, with new technology, customer expectations and regulations shaping many of the changes. Your bank is committed to finding innovative solutions that not only meet the demands of today but also the rapidly-evolving needs of tomorrow. In that context, the board fully supports the strategic direction of the bank’s leadership team and the actions being taken across the enterprise. We are confident that these actions will create a superior experience for our customers and deliver value for our shareholders over the medium to longer-term.

We look forward to welcoming you in Toronto on April 9th.

Management proxy circular	1

What’s inside

2	Scotiabank

Management proxy circular

You have received this management proxy circular because you owned Scotiabank common shares as of the close of business on February 12, 2019 (the record date), and are entitled to vote at our annual meeting.

1 ABOUT THE MEETING Read about the items of business and how to vote your shares

Management is soliciting your proxy for the shareholder

meeting on April 9, 2019.

This document tells you about the meeting, governance
and executive compensation at Scotiabank. We  have organized it into three sections to make it easy to find what you are
looking for and to help you vote with confidence.

We pay the cost of proxy solicitation for all registered and non-registered shareholders. We are soliciting proxies mainly by mail, but you may also be contacted by phone or in person by employees of Scotiabank or Computershare Trust Company
of Canada, our transfer agent. We may also engage solicitation agents at a nominal cost.

	In this document: • we, us, our, the bank and Scotiabank mean The Bank of Nova Scotia • you and your mean holders of our common shares • common shares and shares mean the bank’s common shares	2 GOVERNANCE Learn about our governance practices and our board
Unless indicated otherwise, information in this management proxy circular (circular) is as of February 5, 2019 and all dollar amounts are in Canadian dollars.		3 EXECUTIVE COMPENSATION Find out what we paid our senior executives for 2018 and why

FOR MORE INFORMATION

You can find financial information about Scotiabank in our 2018 consolidated financial statements and management’s discussion and analysis (MD&A). Financial information and other information about Scotiabank, including our annual information form (AIF) and quarterly financial statements are available on our website (www.scotiabank.com), SEDAR (www.sedar.com), or on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov).

Copies of these documents, this circular and any document incorporated by reference, are available for free by writing to the:

Corporate Secretary of The Bank of Nova Scotia

44 King Street West

Toronto, Ontario

Canada M5H 1H1

You can also communicate with our board of directors by writing to the Chairman of the Board at the same address.

Management proxy circular	3

1	About the meeting

Business of the meeting

1. RECEIVE FINANCIAL STATEMENTS

Our consolidated financial statements and MD&A for the year ended October 31, 2018, together with the auditors’ report on those statements, will be presented at the meeting. You will find these documents in our annual report which is available on our website.

2. ELECT DIRECTORS

Under our majority voting policy, you will elect 14 directors individually to serve on our board until the close of the next annual meeting or until their successors are elected or appointed. You can find information about the nominated directors beginning on page 9 and our majority voting policy on page 36.

The board recommends you vote for each nominated director The board recommends you vote for KPMG LLP as our independent auditors

3. APPOINT AUDITORS

You will vote on appointing the independent auditors. The board has rigorously assessed the performance and independence of KPMG LLP (KPMG) and recommends that KPMG be re-appointed as the shareholders’ auditors until the close of the next annual meeting. KPMG has served continuously as one of our auditors since 1992, and as our sole auditor since March 2006. Last year, the vote was 99.1% for KPMG as auditors. A representative of KPMG will be in attendance at the meeting.

Auditors’ fees

The table below lists the services KPMG provides and the fees we paid to them for the fiscal years ended October 31, 2018 and 2017. The audit and conduct review committee can pre-approve services as long as they are within the scope of the policies and procedures approved by the committee.

$ millions	2018	2017

Audit services	$28.9	$28.5
Audit services generally relate to the statutory audits and review of financial statements, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

Audit-related services	0.8	0.8
Audit-related services include special attest services not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans and consultation and training on accounting and financial reporting.

Tax services outside of the audit scope	–	–
Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

Other non-audit services	0.4	0.4
Other non-audit services are primarily for the review and translation of English language financial statements into other languages and other services.
Total	$30.1	$29.7

4	Scotiabank

ABOUT THE MEETING

4. ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION

You can have a “say on pay” by participating in an advisory vote on our approach to executive compensation.

Since 2010, we have held this annual advisory vote to give shareholders the opportunity to provide the board with important feedback. This vote does not diminish the role and responsibility of the board. Last year, the vote was 94.7% for our approach to executive compensation, and shareholder support has been 92.6% or higher each year.

The human resources committee chair’s letter on page 51 describes our approach to executive compensation in 2018. Our executive compensation program supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. Our practices meet the model policy on “say on pay” for boards of directors developed by the Canadian Coalition for Good Governance (CCGG).

You will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2019 annual meeting of shareholders of the Bank.

The board recommends you vote for our approach to executive compensation

This is an advisory vote, which means the results are not binding on the board. The human resources committee and the board review the results after the meeting and as they consider future executive compensation decisions. If a significant number of shares are voted against the advisory resolution, the human resources committee will review our approach to executive compensation in the context of any specific shareholder concerns that have been identified and may make recommendations to the board. We will disclose the committee’s review process and the outcome of its review within six months of the shareholder meeting and in any case not later than our next management proxy circular.

The human resources committee and the board welcome questions and comments about executive compensation at Scotiabank. We maintain an open dialogue with shareholders and consider all feedback.

See the back cover for our contact information.

5. SHAREHOLDER PROPOSALS This year you will be asked to consider three proposals. You can read the proposals and the reasons why the board recommends voting against them on page 21.	The board recommends you vote against the proposals

The deadline for submitting proposals to be considered at next year’s annual meeting is November 13, 2019. Proposals should be sent to the Corporate Secretary of The Bank of Nova Scotia, 44 King Street West, Toronto, Ontario, Canada M5H 1H1 or corporate.secretary@scotiabank.com.

SHAREHOLDER APPROVAL

Each item being put to a vote requires the approval of a majority of votes cast in person or by proxy at the meeting. Directors are subject to our majority voting policy (see page 36).

You (or your proxyholder) can vote as you (or your proxyholder) wish on any other items of business properly brought before the meeting (or a reconvened meeting if there is an adjournment). As of the date of this circular, we are not aware of other matters that will be brought before the meeting.

Management does not contemplate that any nominated director will be unable to serve as a director. If, however, this does occur for any reason during or prior to the meeting, the individuals named in your proxy form or voting instruction form as your proxyholder can vote for another nominee at their discretion.

Management proxy circular	5

Information about voting

WHO CAN VOTE

You are entitled to one vote per common share held on February 12, 2019, the record date.

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance):

•  the Government of Canada or any of its agencies

•  the government of a province or any of its agencies

•  the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•  any person who has acquired more than 10% of any class of shares of the bank.

Also, if a person, or an entity controlled by a person, beneficially owns shares that in total are more than 20% of the eligible votes that may be cast, that person or entity may not vote any of the shares (unless permitted by the Minister of Finance).

Our directors and officers are not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of our outstanding shares, as of the record date.

HOW TO VOTE

You can vote by sending in your vote in advance of the meeting, in person or you can appoint someone to attend the meeting and vote your shares for you (called voting by proxy). How you vote depends on whether you are a registered or a non-registered (beneficial) shareholder. You are a beneficial shareholder if the shares you own are registered for you in the name of an intermediary such as a securities broker, trustee or financial institution. You are a registered shareholder if the shares you own are registered directly in your name with our transfer agent, Computershare. Your name will appear on a share certificate or a statement from a direct registration system confirming your shareholdings.

Outstanding common shares 1,225,881,043 on February 5, 2019, the date of this circular 1,225,917,119 on February 12, 2019, the record date

	Non-registered (beneficial) shareholders	Registered shareholders

	Your intermediary has sent you a voting instruction form with this package. We may not have records of your shareholdings as a non-registered shareholder, so you must follow the instructions from your intermediary to vote.	We have sent you a proxy form with this package. A proxy is a document that authorizes someone else to attend the meeting and vote for you.

If you want to come to the meeting and vote in person

Follow the instructions on the voting instruction form.

In most cases, you will simply print your name in the space provided for appointing a proxyholder and return the voting instruction form as instructed by your intermediary. Your intermediary may also allow you to do this online. Do not complete the voting section of the voting instruction form, because you will be voting at the meeting.

If the voting instruction form does not provide a space for appointing a proxyholder, you may have to indicate on the voting instruction form that you wish to attend the meeting. Follow the instructions on the voting instruction form to make this request, and your intermediary will send you a legal proxy that you must return to our transfer agent, Computershare Trust Company of Canada (Computershare) by the proxy deadline of 5 p.m. (Eastern) on April 8, 2019.

Please register with Computershare when you arrive at the meeting.

Do not complete the proxy form or return it to us. Please bring it with you to the meeting. Please register with Computershare when you arrive at the meeting.

If you do not plan to attend the meeting but want to vote in advance or appoint someone to vote at the meeting for you

Complete the voting instruction form and return it to your intermediary.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the meeting and vote your shares for you.

Complete the proxy form and return it to Computershare.

You can either mark your voting instructions on the proxy form or you can appoint another person (called a proxyholder) to attend the meeting and vote your shares for you.

6	Scotiabank

ABOUT THE MEETING

	Non-registered (beneficial) shareholders	Registered shareholders

Returning the form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

Computershare must receive your voting instructions from your intermediary by no later than the proxy deadline, which is 5 p.m. (Eastern) on April 8, 2019.

The enclosed proxy form tells you how to submit your voting instructions.

Computershare must receive your proxy, including any amended proxy, by no later than the proxy deadline which is 5 p.m. (Eastern) on April 8, 2019.

You may return your proxy in one of the following ways:

• by mail, in the envelope provided

• by fax, to 1 (866) 249-7775 (if faxing within Canada and the United States) or (416) 263-9524 (other countries)

• using the internet. Go to www.investorvote.com and follow the instructions online.

Changing your mind

If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

If your intermediary gives you the option of using the internet to provide your voting instructions, you can also use the internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your intermediary to confirm the deadline.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

• our Corporate Secretary, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes).

Deliver to: The Bank of Nova Scotia Executive Offices, 44 King Street West, Toronto, Ontario, Canada M5H 1H1

Attention: Julie Walsh, Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer,

Fax: (416) 866-5090

• Craig Thompson, Regional Senior Vice President, Atlantic Region, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes).

Deliver to: The Bank of Nova Scotia Head Office, 1709 Hollis Street, Halifax, Nova Scotia, Canada B3J 1W1

Fax: 1 (877) 841-9920

• the Chairman of the meeting, before the meeting starts or any adjourned meeting reconvenes.

You can also revoke your proxy in any other way permitted by law. You can change your voting instructions by voting again using the internet or fax. Your voting instructions must be received by Computershare by the proxy deadline noted above, or by voting in person at the meeting.

Management proxy circular	7

Want to vote but can’t attend the meeting?

Appointing your proxyholder

Your proxy form or voting instruction form names Thomas O’Neill or Brian Porter, each a director of the bank, as your proxyholder. You may appoint anyone as your proxyholder to represent you at the meeting. Simply print the person’s name in the blank space on the form or, if voting using the internet, follow the instructions online. Your proxyholder does not have to be a shareholder of the bank. Your proxyholder must attend the meeting to vote for you.

We reserve the right to accept late proxies and to waive or extend the proxy deadline with or without notice, but are under no obligation to accept or reject a late proxy.

How your proxyholder will vote

Your proxyholder must vote according to the instructions you provide on your proxy form or voting instruction form (for directors and the appointment of auditors, you may either vote for or withhold. For the advisory resolution on our approach to executive compensation you may vote for or against. For shareholder proposals, you may either vote for, against or abstain). If you do not specify how you want to vote, your proxyholder can vote your shares as he or she wishes. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or any new matters that are properly brought before the meeting, or any postponement or adjournment.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder, and do not specify how you want to vote, Thomas O’Neill or Brian Porter will vote for you as follows:

•   for the election of the nominated directors to the board

•   for the appointment of the shareholders’ auditors

•   for the advisory resolution on our approach to executive compensation

•   against the shareholder proposals.

CONFIDENTIALITY

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with us when legally necessary, when a shareholder clearly intends to communicate with management, or when there is a proxy contest.

QUORUM

A minimum of 25% of all eligible votes must be represented at the meeting for it to take place.

VOTING RESULTS

We will post the voting results (including details about the percentage of support received for each item of business) on our website and file them with securities regulators after the meeting.

RECEIVING SHAREHOLDER MATERIALS BY E-MAIL

Shareholders may sign up to receive shareholder materials by e-mail, including this circular, as follows:

•  Beneficial owners may go to www.proxyvote.com, use the control number provided on the voting instruction form and click on ‘Go Paperless’ to enroll

•  Registered shareholders who hold share certificates or receive statements from a direct registration system may go to www.investorcentre.com, use the holder account number on the form of proxy, and click on ‘Sign up for eDelivery’ to enroll.

QUESTIONS?

Please contact Computershare with any questions. See the back cover for their contact information.

8	Scotiabank

ABOUT THE MEETING

About the nominated directors

This year 14 directors are proposed for election to our board.

They each bring a range of skills, experience and knowledge to the table. As a group, they have been selected based on their integrity, collective skills and ability to contribute to the broad range of issues the board considers when overseeing our business and affairs. You can learn more about our expectations for directors and how the board functions beginning on page 30.

INDEPENDENCE

13 of our 14 nominated directors are independent and have never served as an executive of the bank. Having an independent board is one of the ways we make sure the board is able to operate independently of management and make decisions in the best interests of Scotiabank and our shareholders. Brian Porter is not independent because of his role as the bank’s President and Chief Executive Officer (President and CEO).

DIVERSITY

Each director has a wealth of experience in leadership and strategy development. The combination and diversity of their skills, experience, location and gender are key as they bring unique perspectives to the board (read about how we broadly define diversity on page 31).

Key skills and experience

13 of our 14 nominated directors are independent

TENURE AND TERM LIMITS

Balancing the combination of longer serving directors with newer directors allows the board to have the insight of experience while also being exposed to fresh perspectives. Our average board tenure among the nominated directors is 5.2 years (you can read more about tenure and term limits on page 34).

Management proxy circular	9

DIRECTOR PROFILES

Each nominated director has provided the information about the Scotiabank shares they own or exercise control or direction over. This information and the details about the director deferred share units (DDSUs) they hold, is as of October 31, 2018. The value of common shares and DDSUs is calculated using $70.65 (the closing price of our common shares on the Toronto Stock Exchange (TSX) on October 31, 2018) for 2018 and $83.28 (the closing price of our common shares on the TSX on October 31, 2017) for 2017. The equity ownership requirement is five times the equity portion of the annual retainer ($725,000 for directors and $850,000 for the Chairman) and directors have five years to meet this requirement.

The attendance figures reflect the number of board and committee meetings held in fiscal 2018 and each nominee’s attendance for the time they served as a director or committee member.

We have robust director equity ownership requirements. See page 20 for details.

Nora A. Aufreiter Toronto, Ontario, Canada Director since 2014 Age 59 Not eligible for re-election in April 2030 Attended 2018 annual meeting — received 99.8% votes for	Nora Aufreiter is a corporate director and former senior partner of McKinsey and Company, an international consulting firm. Throughout her 27 year career at McKinsey, she held multiple leadership roles including Managing Director of McKinsey’s Toronto office, leader of the North American Digital and Omni Channel service line and was a member of the firm’s global personnel committees. She has worked extensively in Canada, the United States and internationally serving clients in consumer-facing industries including retail, consumer and financial services, energy and the public sector. Ms. Aufreiter holds a B.A. (Honours) in business administration from the Ivey Business School at the University of Western Ontario and an M.B.A from the Harvard Business School. She was recognized in 2011 as one of “Canada’s Most Powerful Women: Top 100”. In June 2018, Ms. Aufreiter was awarded an Honorary Doctor of Laws at the University of Western Ontario.						Independent Key skills and experience Digital, technology and information security Financial services Governance Human resources and executive compensation Retail/consumer
OVERALL BOARD AND COMMITTEE ATTENDANCE: 21 of 22 / 95%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Corporate governance Human resources			6 of 6 / 100% 6 of 7 / 86%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2018	2,500	8,540	11,040	$603,351	$779,976	1.1x
	2017	1,000	6,331	7,331	$527,246	$610,526	0.8x
	Change	1,500	2,209	3,709	$76,105	$169,450

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	The Kroger Co. (2014 – present)			Financial policy | Public responsibilities

10	Scotiabank

ABOUT THE MEETING

Guillermo E. Babatz Mexico City, Mexico Director since 2014 Age 50 Not eligible for re-election in April 2029 Attended 2018 annual meeting — received 99.8% votes for	Guillermo Babatz is the Managing Partner of Atik Capital, S.C., an advisory firm that specializes in structuring financial solutions for its clients. Previously, he was the Executive Chairman of Comisión Nacional Bancaria y de Valores in Mexico from July 2007 to December 2012. Mr. Babatz holds a B.A. (in economics) from the Instituto Tecnológico Autónomo de México (ITAM) in Mexico City, and a Ph.D. (in economics) from Harvard University.						Independent Key skills and experience Accounting and finance Capital markets Financial services Public policy Risk management Meets the requirements to be an audit committee financial expert
OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 23 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Human resources			7 of 7 / 100%
				Risk			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2018	1,800	9,640	11,440	$681,066	$808,236	1.1x
	2017	1,019	7,385	8,404	$615,023	$699,885	0.9x
	Change	781	2,255	3,036	$66,043	$108,351

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Fibra MTY, S.A.P.I. de C.V. (2015 – present)			Investment

Scott B. Bonham Atherton, California, U.S.A. Director since 2016 Age 57 Not eligible for re-election in April 2028 Attended 2018 annual meeting — received 99.8% votes for

Scott Bonham is a corporate director and the co-founder of Intentional Capital, a privately-held real estate asset management company. Mr. Bonham is also an active board member of the C100, an association that connects Canadian entrepreneurs and companies with its Silicon Valley network. From 2000 to 2015, he was co-founder of GGV Capital, an expansion stage venture capital firm with investments in the U.S. and China. Prior to GGV Capital, he served as Vice President of the Capital Group Companies, where he managed technology investments across several mutual funds from 1996 to 2000. Mr. Bonham has a B.Sc. (in electrical engineering) from Queen’s University and an M.B.A. from Harvard Business School.

Independent Key skills and experience Accounting and finance Capital markets Digital, technology and information security Governance Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 20 of 20 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit and conduct review Corporate governance			5 of 5 / 100% 6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2018	1,500	8,904	10,404	$629,068	$735,043	1.0x
	2017	1,000	5,531	6,531	$460,622	$543,902	0.8x
	Change	500	3,373	3,873	$168,446	$191,141

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Loblaw Companies Limited (2016 – present)			Audit | Risk and compliance
	Magna International Inc. (2012 – present)			—

Management proxy circular	11

Charles H. Dallara, Ph.D. Oak Hill, Virginia, U.S.A. Director since 2013 Age 70 Not eligible for re-election in April 2024 Attended 2018 annual meeting — received 99.8% votes for	Charles Dallara is Chairman of the Americas, Partner and a member of the board of directors of Partners Group Holding AG, a private market investment and asset management firm based in Switzerland. He has 42 years of industry experience. Prior to joining the Partners Group in 2013, he was the Managing Director and Chief Executive Officer of the Institute of International Finance from 1993 to 2013. Previously, he was a Managing Director at J.P. Morgan & Co. In addition, Dr. Dallara has held senior positions in the U.S. Department of the Treasury and with the IMF. He holds a B.Sc. (in economics) from the University of South Carolina, a M.A., a M.A.L.D. (in law and diplomacy) and a Ph.D. from the Fletcher School of Law and Diplomacy at Tufts University.						Independent Key skills and experience Corporate social responsibility Financial services Governance Public policy Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 21 of 21 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit and conduct review			5 of 5 / 100%
				Risk			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2018	1,500	9,867	11,367	$697,104	$803,079	1.1x
	2017	1,500	7,602	9,102	$633,095	$758,015	1.0x
	Change	0	2,265	2,265	$64,009	$45,064

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Partners Group Holding AG (2013 – present)			Markets

Tiff Macklem, Ph.D. Toronto, Ontario, Canada Director since 2015 Age 57 Not eligible for re-election in April 2031 Attended 2018 annual meeting — received 99.8% votes for	Tiff Macklem is Dean of the Rotman School of Management at the University of Toronto. Previously, he served as Senior Deputy Governor and Chief Operating Officer of the Bank of Canada (from July 2010 to May 2014). Prior to his appointment at the Bank of Canada, Dr. Macklem served as Associate Deputy Minister of the federal Department of Finance and Canada’s finance deputy at the G7 and G20. He also served as Chair of the Standing Committee on Standards Implementation of the Financial Stability Board. Dr. Macklem holds a B.A. (Honours) in economics from Queen’s University, and a M.A. and a Ph.D. (in economics) from the University of Western Ontario.						Independent Key skills and experience Accounting and finance Financial services Governance Public policy Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 21 of 21 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit and conduct review			5 of 5 / 100%
				Risk (chair)			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2018	1,300	11,802	13,102	$833,811	$925,656	1.3x
	2017	1,110	7,797	8,907	$649,334	$741,775	1.0x
	Change	190	4,005	4,195	$184,477	$183,881

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—

12	Scotiabank

ABOUT THE MEETING

Michael D. Penner Westmount, Quebec, Canada Director since 2017 Age 49 Not eligible for re-election in April 2030 Attended 2018 annual meeting — received 99.8% votes for	Michael Penner is a corporate director and the former Chairman of the Board of Directors of Hydro-Québec. He was the President and Chief Executive Officer of Peds Legwear prior to selling his company to Gildan Activewear Inc. in August 2016. Mr. Penner has been active in the community, on the Board of ICD Quebec and has served as a member of the Board of Directors of Les Grands Ballets Canadiens de Montréal, Selwyn House School, Hofstra University School of Law and McGill University Football. Mr. Penner holds a Bachelor of Arts degree from McGill University and a Juris Doctor from Hofstra University in New York.							Independent Key skills and experience Corporate social responsibility Governance Human resources and executive compensation Public policy Retail/consumer
OVERALL BOARD AND COMMITTEE ATTENDANCE: 20 of 20 / 100%
			Meeting attendance		Committees			Meeting attendance
	Board		9 of 9 / 100%		Audit and conduct review			5 of 5 / 100%
					Corporate governance			6 of 6 / 100%

	EQUITY OWNERSHIP				Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2018	14,091	4,181		18,272	$295,388	$1,290,917	1.8x
	2017	4,091	1,006		5,097	$83,780	$424,478	0.6x
	Change	10,000	3,175		13,175	$211,608	$866,439

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS				Current board committee memberships
	—				—

Brian J. Porter Toronto, Ontario, Canada Director since 2013 Age 60 Eligible for re-election while President and CEO Attended 2018 annual meeting — received 99.8% votes for

Brian Porter is President and Chief Executive Officer of Scotiabank. He joined Scotiabank in 1981, and has progressed through a series of increasingly senior positions across the bank. Mr. Porter served as the bank’s Chief Risk Officer from 2005 to 2008, as Group Head of Risk and Treasury from 2008 to 2010 and as Group Head of International Banking from 2010 to 2012. He was appointed President of Scotiabank in November 2012. He assumed the role of Chief Executive Officer on November 1, 2013. Mr. Porter’s current board memberships include Business Council of Canada, the Council of the Americas, and the Washington-based Institute of International Finance (IIF) where he serves as Vice Chairman and Treasurer. He is also Chair of the University Health Network (UHN) Board of Trustees as well as the Chair of the 2018 United Way Greater Toronto campaign.

Mr. Porter earned a B.Comm. from Dalhousie University, and has been awarded an Honorary Doctor of Laws (LLD) from Dalhousie University (2008) and Ryerson University (2018). He is a graduate of the Advanced Management Program of the Harvard Business School.

Not independent Key skills and experience Accounting and finance Capital markets Financial services Retail/consumer Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 9 of 9 / 100%
			Meeting attendance	Committees				Meeting attendance
	Board	9 of 9 / 100%		—				—

	EQUITY OWNERSHIP					Total common shares, DSUs and PSUs	Value of DSUs	Value of common shares, DSUs and PSUs[1]
	Year	Common shares	DSUs	PSUs
	2018	122,906	17,494	254,273		394,673	$1,235,960	$27,883,647
	2017	105,596	16,761	237,307		359,664	$1,395,834	$29,952,818
	Change	17,310	733	16,966		35,009	$(159,874)	$(2,069,171)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS					Current board committee memberships
	—					—

1.  Mr. Porter has an equity ownership requirement of eight times his base salary and he exceeds the requirement. Common shares, DSUs, PSUs, and holdings through our Employee Share Ownership Plan count towards this requirement. See pages 58 and 78 for details.

Management proxy circular	13

Una Power is a corporate director and the former Chief Financial Officer of Nexen Energy ULC, a former publicly-traded energy company that is a wholly-owned subsidiary of CNOOC Limited. During her 24 year career with Nexen, Ms. Power held various executive positions with responsibility for financial and risk management, strategic planning and budgeting, business development, energy marketing and trading, information technology and capital investment. Ms. Power holds a B.Comm. (Honours) from Memorial University and CPA, CA and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD.	Independent

Key skills and experience

Accounting and finance

Capital markets

Digital, technology and
information security

Human resources and
executive compensation

Risk management

Designated audit

committee financial expert

Una M. Power Vancouver, British Columbia, Canada Director since 2016 Age 54 Not eligible for re-election in April 2028 Attended 2018 annual meeting — received 99.8% votes for	OVERALL BOARD AND COMMITTEE ATTENDANCE: 21 of 21 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit and conduct review (chair) Human resources			5 of 5 / 100% 7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2018	5,783	8,802	14,585	$621,861	$1,030,430	1.4x
	2017	2,500	4,794	7,294	$399,244	$607,444	0.8x
	Change	3,283	4,008	7,291	$222,617	$422,986

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Teck Resources Limited (2017 – present)			Audit | Reserves
	Kinross Gold Corporation (2013 – present)			Audit and risk | Corporate responsibility and technical

Aaron W. Regent Toronto, Ontario, Canada Director since 2013 Age 53 Not eligible for re-election in April 2028 Attended 2018 annual meeting — received 99.1% votes for	Aaron Regent is the Founding Partner of Magris Resources Inc. and Chairman and Chief Executive Officer of Niobec Inc., companies involved with the acquisition, development and operation of mining assets on a global basis. He was President and Chief Executive Officer of Barrick Gold Corporation from January 2009 to June 2012. Previously, Mr. Regent was Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent holds a B.A. from the University of Western Ontario and is a chartered accountant and a Fellow of CPA Ontario.	Independent

Key skills and experience

Accounting and finance

Capital markets

Governance

Human resources and
executive compensation

Risk management

Meets the requirements
to be an audit committee
financial expert

OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 23 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board	9 of 9 / 100%		Human resources (chair)			7 of 7 / 100%
				Risk			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2018	45,777	21,201	66,978	$1,497,851	$4,731,996	6.5x
	2017	19,377	16,801	36,178	$1,399,187	$3,012,904	4.2x
	Change	26,400	4,400	30,800	$98,664	$1,719,092

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Nutrien Ltd. (2018 – present)			Audit | Human resources & compensation
Potash Corporation of Saskatchewan Inc. (2015 –2018)
Effective January 2, 2018, Agrium Inc. and Potash Corporation of Saskatchewan Inc. merged to become Nutrien Ltd.

14	Scotiabank

ABOUT THE MEETING

Indira V. Samarasekera, O.C., Ph.D. Vancouver, British Columbia, Canada Director since 2008 Age 66 Not eligible for re-election in April 2021 Attended 2018 annual meeting — received 99.6% votes for	Indira Samarasekera is a senior advisor at Bennett Jones LLP, a law firm, and a corporate director. Dr. Samarasekera was President and Vice Chancellor of the University of Alberta from 2005 to 2015 and prior to that, the Vice President, Research at the University of British Columbia from 2000 to 2005. She is a member of the Trilateral Commission. Dr. Samarasekera holds a B.Sc. (in mechanical engineering) from the University of Ceylon (Sri Lanka), a M.Sc. (in mechanical engineering) from the University of California, as a Hayes Fulbright Scholar, and a Ph.D. (in metallurgical engineering) from the University of British Columbia. She is an Officer of the Order of Canada, a Foreign Associate of the US National Academy of Engineering, and was awarded an honorary D.Sc. at Queen’s University in May 2018.						Independent Key skills and experience Corporate social responsibility Digital, technology and information security Governance Human resources and executive compensation Public policy
OVERALL BOARD AND COMMITTEE ATTENDANCE: 21 of 22 / 95%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Corporate governance			6 of 6 / 100%
				Human resources			6 of 7 / 86%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2018	1,948	35,998	37,946	$2,543,259	$2,680,885	3.7x
	2017	1,948	32,638	34,586	$2,718,093	$2,880,322	4.0x
	Change	0	3,360	3,360	$(174,834)	$(199,437)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Stelco Holdings Inc. (2018 – present)			Environment, health and safety
	TransCanada Corporation (2016 – present)			Audit | Human resources
	Magna International Inc. (2014 – present)			Corporate governance, compensation and nominating

Management proxy circular	15

Susan L. Segal New York, New York, U.S.A. Director since 2011 Age 66 Not eligible for re-election in April 2023 Attended 2018 annual meeting — received 99.8% votes for	Susan Segal was elected President and Chief Executive Officer of the Americas Society, an organization dedicated to education, debate and dialogue in the Americas, and Council of the Americas, a business organization whose members share a common interest in the western hemisphere, in August 2003. Previously, she was a banker for over 25 years with JPM Chase and its predecessor banks. Ms. Segal received a B.A. from Sarah Lawrence College and an M.B.A. from Columbia University. In 1999, she was awarded the Order of Bernardo O’Higgins, Grado de Gran Oficial in Chile. In 2009, President Alvaro Uribe of Colombia honored her with the Cruz de San Carlos award and in September 2012, Mexican President Calderón awarded her with the Aguila Azteca, the highest award given to a foreigner. In 2013, the North American-Chilean Chamber of Commerce recognized her as the Honorary Chilean of the Year. In 2018, Ms. Segal was awarded Peru’s Order of “Merit for Distinguished Services” in the rank of Grand Official on behalf of President Martín Vizcarra.						Independent Key skills and experience Capital markets Financial services Governance Public policy Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Corporate governance (chair)			6 of 6 / 100%
				Risk			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2018	1,839	25,595	27,434	$1,808,287	$1,938,212	2.7x
	2017	1,000	21,075	22,075	$1,755,126	$1,838,406	2.5x
	Change	839	4,520	5,359	$53,161	$99,806

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Vista Oil and Gas S.A.B. de C.V. (2017 – present)					Audit | Governance | Human resources
	MercadoLibre, Inc. (2012 – present)			Audit

Barbara S. Thomas Belleair, Florida, U.S.A. Director since 2004 Age 69 Not eligible for re-election in April 2020 Attended 2018 annual meeting — received 98.7% votes for	Barbara Thomas is a corporate director, following retirement from a broad career in brand management and consumer goods. Ms. Thomas was a director and Interim Chief Executive Officer of Ocean Spray Company and served as a director of Blue Cross Blue Shield of Florida, Spectrum Brands, Inc. and The Dial Corporation. Ms. Thomas received her B.A. from the University of Michigan and attended the Total Quality Management Program at Washington University.						Independent Key skills and experience Corporate social responsibility Financial services Governance Human resources and executive compensation Retail/consumer
OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Corporate governance			6 of 6 / 100%
				Human resources			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2018	13,021	28,654	41,675	$2,024,405	$2,944,339	4.1x
	2017	13,021	24,453	37,474	$2,036,446	$3,120,835	4.3x
	Change	0	4,201	4,201	$(12,041)	$(176,496)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—
Ms. Thomas was a director of Spectrum Brands, Inc. prior to September 2, 2009. It filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in February 2009.

16	Scotiabank

ABOUT THE MEETING

L. Scott Thomson West Vancouver, British Columbia, Canada Director since 2016 Age 49 Not eligible for re-election in April 2028 Attended 2018 annual meeting — received 99.1% votes for	Scott Thomson is the President and Chief Executive Officer of Finning International Inc., the world’s largest Caterpillar equipment dealer. Prior to joining Finning in 2013, Mr. Thomson was Chief Financial Officer of Talisman Energy Inc. with responsibility for finance, tax, treasury, investor relations, marketing, business development and strategy, planning and performance management from 2008 to 2013. Prior to Talisman, Mr. Thomson held several executive positions with Bell Canada Enterprises from 2003 to 2008 including the role of Executive Vice President, Corporate Development. Prior to Bell, Mr. Thomson was a Vice President at Goldman, Sachs & Co. Mr. Thomson holds a B.A. (in economics and political science) from Queen’s University and an M.B.A. from the University of Chicago.	Independent

Key skills and experience

Accounting and finance

Capital markets

Digital, technology and
information security

Financial services

Human resources and
executive compensation

Designated audit
committee financial expert

OVERALL BOARD AND COMMITTEE ATTENDANCE: 20 of 20 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit and conduct review Corporate governance Human resources			5 of 5 / 100% 3 of 3 / 100% 3 of 3 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2018	6,570	8,122	14,692	$573,819	$1,037,990	1.4x
	2017	2,670	4,781	7,451	$398,162	$620,519	0.9x
	Change	3,900	3,341	7,241	$175,657	$417,471

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Finning International Inc. (2013 – present)			Safety, environment & social responsibility
Interfor Corporation (2012 – 2016)
Effective April 10, 2018, Mr. Thomson joined the Human resources committee and ceased to be a member of the Corporate governance committee.

Benita M. Warmbold Toronto, Ontario, Canada Director since October 2018 Age 60 Not eligible for re-election in April 2031 Appointed to the board after the 2018 annual meeting	Benita Warmbold is a corporate director and the former Senior Managing Director and Chief Financial Officer of Canada Pension Plan (CPP) Investment Board having retired in July 2017. Over her nine years at CPP Investment Board, Ms. Warmbold was responsible for finance, risk, performance, tax, internal audit, legal, technology, data and investment operations. Prior to joining CPP Investment Board in 2008, Ms. Warmbold held senior leadership positions with Northwater Capital, Canada Development Investment Corporation and KPMG. She is a director of the Canadian Public Accountability Board. Ms. Warmbold holds a B. Comm. (Honours) from Queen’s University and is a chartered professional accountant and a Fellow of CPA Ontario. Ms. Warmbold has been recognized three times as one of “Canada’s Most Powerful Women – Top 100,” and in 2016 was inducted into the WXN Hall of Fame.						Independent Key skills and experience Accounting and finance Capital markets Digital, technology and information security Financial services Risk management Designated audit committee financial expert
OVERALL BOARD AND COMMITTEE ATTENDANCE: 3 of 3 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		1 of 1 / 100%	Audit and conduct review Human resources			1 of 1 / 100% 1 of 1 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2018	2,000	26	2,026	$1,837	$143,137	0.2x

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	SNC-Lavalin Group Inc. (2017 – present)			Audit (chair) | Human resources
	Methanex Corporation (2016 – present)			Audit, finance and risk (chair) | Responsible care
Effective October 29, 2018, Ms. Warmbold joined the Audit and conduct review committee and the Human resources committee.

Management proxy circular	17

Meeting attendance

The table below shows the number of board and committee meetings held in fiscal 2018 and the overall meeting attendance of the relevant members for that period.

You can find the details about each director’s meeting attendance in the director profiles beginning on page 10. Directors also held meetings with regulators, shareholders or shareholder representative groups, which are not shown in the table below.

	Meetings	Attendance
Board	9	100%
Audit and conduct review	5	100%
Corporate governance	6	100%
Human resources	7	96%
Risk	7	100%
Total number of meetings	34	99%

The table below shows the board and committee meeting attendance in fiscal 2018 of directors not standing for re-election.

	Meetings	Attendance
Tom O’Neill
Board	9 of 9	100%
Audit and conduct review	5 of 5	100%
Corporate governance	6 of 6	100%
Human resources	7 of 7	100%
Risk	7 of 7	100%
Eduardo Pacheco
Board	9 of 9	100%
Risk	7 of 7	100%

Director compensation

Our director compensation program is designed to attract and retain qualified individuals while aligning the interests of our directors and shareholders.

Annually, the corporate governance committee conducts an extensive review of director compensation against our Canadian bank and insurance company peer group (our comparator groups for executive compensation purposes) as well as several large-capitalization companies in the TSX 60 Index (including BCE, Canadian Tire, CN Rail, Magna, Suncor and TransCanada). The committee also considers trends and compensation structures at other comparable international financial institutions.

The committee reviews director compensation every year to make sure our program is appropriate so we can continue to retain and attract qualified professionals to our board and in terms of shareholder value given the risks, responsibilities, time commitment, work load, complexity of issues and decision-making, and the skills required of the board.

Our director fee
structure reinforces
director engagement,
is predictable,
transparent and easy
to administer,
regardless of the
number of meetings
held during the year.

Directors are
expected to keep
abreast of industry
developments,
nationally and
internationally, so
that they can make a
meaningful
contribution.
Directors are
routinely kept
informed between
meetings on issues
germane to the bank
and their
responsibilities as
directors.

18	Scotiabank

ABOUT THE MEETING

PROGRAM ELEMENTS

The table below shows our fee schedule for fiscal 2018. Directors are required to take at least $145,000 of their retainer in common shares or DDSUs. The Chairman is required to take at least $170,000 of his retainer in common shares or DDSUs. The Chairman’s retainer is higher and committee chairs receive a chair retainer, to recognize their additional responsibilities in these leadership roles.

Mr. Porter does not receive fees for serving as a director because he is compensated in his role as President and CEO.

In addition, directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct bank business.

Annual board retainers
Chairman ($170,000 must be taken in common shares or DDSUs)	$450,000
All other directors ($145,000 must be taken in common shares or DDSUs)	$225,000
Annual committee chair retainers
audit and conduct review | human resources | risk	$50,000
corporate governance	$35,000
Travel fee
Directors whose principal residence is 300km or more from Toronto or outside of Canada	$10,000

There are no changes to the fee schedule for fiscal 2019.

2018 DIRECTOR COMPENSATION TABLE

The table below shows the fees paid to directors in fiscal 2018. As President and CEO of the bank, Mr. Porter does not receive fees for serving as a director.

	Retainers				Total fees earned ($)	Portion of total bank director fees received as DDSUs (%)	All other compensation ($)	Total ($)
Name	Board ($)	Committee chair ($)	Non-executive Chairman ($)	Travel ($)
N. Aufreiter	225,000	–	–	–	225,000	64	–	225,000
G. Babatz[1]	225,000	–	–	10,000	235,000	62	162,031	397,031
S. Bonham	225,000	–	–	10,000	235,000	100	–	235,000
C. Dallara[2]	225,000	–	–	10,000	235,000	62	157,974	392,974
W. Fatt[3]	5,000	–	–	–	5,000	100	5,000	10,000
T. Macklem[4]	225,000	50,000	–	–	275,000	100	184,303	459,303
T. O’Neill	–	–	450,000	–	450,000	100	–	450,000
E. Pacheco[5]	225,000	–	–	10,000	235,000	100	1,343,415	1,578,415
M. Penner	225,000	–	–	10,000	235,000	100	–	235,000
U. Power	225,000	50,000	–	10,000	285,000	100	–	285,000
A. Regent	225,000	50,000	–	–	275,000	100	–	275,000
I. Samarasekera	225,000	–	–	10,000	235,000	62	–	235,000
S. Segal[6]	225,000	35,000	–	10,000	270,000	100	184,303	454,303
B. Thomas	225,000	–	–	10,000	235,000	100	–	235,000
S. Thomson	225,000	–	–	10,000	235,000	100	–	235,000
B. Warmbold[7]	1,815	–	–	–	1,815	100	–	1,815
TOTAL	2,931,815	185,000	450,000	100,000	3,666,815		2,037,026	5,703,841

1.

Mr. Babatz earned $2,500,000 Mexican pesos in fiscal 2018 for serving as Chairman of Groupo Financiero Scotiabank Inverlat and five of its subsidiaries (C$162,031 based on the October 31, 2018 exchange rate of 0.06481224).

2.	Dr. Dallara earned U.S. $120,000 in fiscal 2018 for serving as a director of Scotia Holdings (U.S.) Inc. (C$157,974 based on the October 31, 2018 exchange rate of 1.31645000).
3.

Mr. Fatt stepped down from the board on November 8, 2017 and received pro-rated fees. A $5,000 charitable donation was made in honour of Mr. Fatt. He did not receive any financial benefit from this donation.

4.

Dr. Macklem earned U.S. $140,000 in fiscal 2018 for serving as a director and chair of the risk committee of Scotia Holdings (U.S.) Inc. (C$184,303 based on the October 31, 2018 exchange rate of 1.31645000).

5.

Mr. Pacheco received 3,285,436,200 Colombian pesos in fiscal 2018 for serving as Chairman of Scotiabank Colpatria S.A. and for services provided to Scotiabank Colpatria S.A. and two of its subsidiaries pursuant to employment agreements (C$1,343,415 based on the October 31, 2018 exchange rate of 0.00040890).

6.	Ms. Segal earned U.S. $140,000 in fiscal 2018 for serving as Chair of the board of Scotia Holdings (U.S.) Inc. (C$184,303 based on the October 31, 2018 exchange rate of 1.31645000).
7.	Ms. Warmbold was appointed to the board on October 29, 2018 and received pro-rated fees.

Management proxy circular	19

Director equity ownership

We believe it is important for our directors to have a significant stake in the bank and to align their interests with those of other shareholders.

Our director equity ownership requirements are made up of three parts:

1.  Directors are required to hold $725,000 in common shares and/or DDSUs, which is five times the annual portion of the board retainer which must be taken in equity. The Chairman is required to hold $850,000 in equity, which is five times the equity portion of his annual retainer. Directors have five years to meet this requirement. They must maintain this equity investment while serving on the board.

2.  All directors are also expected to own at least 1,000 common shares, which may form part of the above requirement, and are expected to meet this share ownership requirement within six months of joining the board (unless there are unique or exceptional circumstances).

3.  Directors must take $145,000 of their board retainer in either bank common shares (by participating in the directors’ share purchase plan) or DDSUs each year, even after they have met the director equity ownership requirements. The Chairman must take $170,000 of his retainer in equity each year, regardless of whether the equity ownership requirement has been met. Remaining fees can be taken in cash, common shares or DDSUs. DDSUs are only redeemable upon retirement from the board. None of the directors currently participate in the directors’ share purchase plan.

Directors do not participate in the bank’s pension plans or any other compensation plans. We do not grant stock options to directors.

Director prohibitions against monetizing or hedging

We have robust equity holding requirements.

Directors have five years to meet the equity holding requirements. With the exception of Ms. Warmbold who joined in October 2018, all directors meet this requirement.

All directors own at least 1,000 common shares in the bank.

As President and CEO, Mr. Porter has an equity ownership requirement of 8x his base salary and he exceeds this requirement.

Directors are not allowed to monetize or hedge their economic interest in Scotiabank securities as DDSUs are not transferable, and the use of short sales, calls or puts on the bank’s securities is prohibited under the Bank Act.

About DDSUs

DDSUs are notional units that have the same value as our common shares, and therefore have the same upside and downside risk.

Directors can redeem their DDSUs for cash only after they leave the board. Their redemption value is equal to the market value of our common shares at the time of redemption.

DDSUs earn dividend equivalents at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights.

20	Scotiabank

ABOUT THE MEETING

Shareholder Proposals

The following proposals and accompanying statements were submitted by two shareholders. They propose to raise these matters for consideration at the meeting. The proposals and supporting statements have been printed as submitted.

Proposal No. 1 was submitted by Harrington Investments, Inc., 1001 2nd Street, Suite 325 Napa, CA 94559.

Proposals Nos. 2 and 3 were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke St. West, Montreal, Quebec, H2X 1X3. The proposals were submitted in French and translated into English by Scotiabank.

The board recommends you vote against each proposal for the reasons set out after each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote against each of these proposals.

PROPOSAL NO. 1

Scotiabank

Whereas, in accordance with the Canadian Constitution in 2016, Canada officially adopted the United Nations Declaration on the Rights of Indigenous Peoples – September 13th, 2018, marked the 11th anniversary of the adoption of this declaration by the United Nations;

Whereas, in a Food and Water Watch article, our Bank was identified to be financing companies that financed and built the Dakota Access Pipeline (DAPL), a project entangled with Human and Indigenous Peoples’ rights violations;

Whereas, our Bank refuted claims of financial involvement even after the senior researcher for the original article provided official transactional documentation by way of Securities and Exchange Commission (SEC) documents, illustrating our Bank’s loan agreements with Energy Transfer Partners (ETP) and affiliated banks providing additional financing to the corporation;

Whereas, Scotiabank has made a distinction between “project-based” financing and corporate-level loans for general corporate purposes, declaring that in the case of the Dakota Access Pipeline, the financing was purely a general corporate loan to a company which was building the Dakota Access Pipeline;

Whereas, our Bank has declared it has a robust due diligence and loan screening process in place to ensure Human Rights are not violated;

Whereas, a statement on our Bank’s website stated that “While the Bank is involved in the oil and gas sector around the world in different capacities, we are not involved in the financing of the Dakota Access Pipeline project”;

Whereas, regardless of whether these Scotiabank loans were project-based or corporate, it is disingenuous to differentiate loans that both may violate human and indigenous peoples’ rights;

Whereas, our Bank admitted financial involvement in the Trans Mountain Pipeline expansion, at the project level, with the same controversies and issues of human and indigenous peoples’ rights violations;

Whereas, April 2018, the Trans Mountain Pipeline expansion project was suspended due to overwhelming opposition;1

Whereas, according to a report, for 15 years, Energy Transfer Partners pipelines leaked on average of once every 11 days;2

Whereas, another report states pipeline incidents – in Canada, alone – nearly doubled in 2017.3

Whereas, since last year’s shareholder meeting, numerous pipeline-related health and safety hazards – including fatalities – have occurred, including, but not limited to:

•	November 2017 – South Dakota Pipeline Spill.[4]

•	June 2018 – West Virginia Pipeline explosion.[5]

•	August 2018 – Texas explosion.[6]

•	September 2018 – Indiana Pipeline Jet Fuel Spill,[7] Pennsylvania Pipeline explosion[8] and Massachusetts Pipeline disaster[9]

[1]	https://earther.gizmodo.com/activists-score-a-victory-as-canadas-biggest-pipeline-p-1825102660
[2]	https://www.desmogblog.com/2018/04/17/energy-transfer-partners-pipelines-leaked-once-every-11-days-greenpeace-report
[3]	https://www.nationalobserver.com/2018/06/14/news/pipeline-incidents-canada-spiked-almost-half-last-year-report-finds
[4]	https://www.ecowatch.com/keystone-pipeline-oil-spill-2558227880.html
[5]	https://www.ecowatch.com/transcanada-pipeline-explodes-west-virginia-2576042392.html
[6]	https://www.ecowatch.com/pipeline-explosions-in-texas-2592070518.html
[7]	https://apnews.com/14c8dd4bc6f94830896e5f5634245c7c
[8]	https://www.ecowatch.com/energy-transfer-pipeline-explodes-pennsylvania-2604024050.html?
[9]	https://www.forbes.com/sites/elIenrwald/2018/09/14/how-the-massachusetts-natural-gas-pipeline-disaster-will-exacerbate-an-energy-shortage/#6f6666eb7469

Management proxy circular	21

RESOLVED: Shareholders request that Scotiabank revise its Human Rights policies to ensure that, in all project finance and commercial lending settings where substantial concerns may be reasonably expected, the bank will thoroughly consider the finance recipients’ policies and practices for potential impacts on Human and Indigenous Peoples’ Rights, including respect for the Free, Prior and Informed Consent of indigenous communities affected by all Scotiabank’s financing.

The bank’s position

At Scotiabank, human rights are fundamental to the way we do business and a critical part of our core values across all of our business activities and operations. This includes effective risk management, which is fundamental to the success of the bank, and is recognized as key in the bank’s overall approach to strategy management. Scotiabank has a strong, disciplined risk culture where managing risk is a responsibility shared by all of the bank’s employees.

The bank assesses the risks of its customers and, where appropriate, conducts enhanced due diligence on those who are considered higher risk. Our existing due diligence in regards to addressing and mitigating environmental and social risk is robust and considers environmental, social, health and safety, Indigenous Peoples and climate change risks on the same level of importance and adjudication scrutiny as traditional forms of financial risk. Scotiabank has policies and processes in place so that for project finance, corporate and commercial lending settings where substantial concerns may be reasonably expected, the bank conducts further due diligence on the finance recipient’s policies and practices for potential impacts on human and Indigenous Peoples’ rights. As a proud signatory to the Equator Principles, this includes utilizing its financial industry risk management framework for determining, assessing, managing and reporting environmental and social risks and whether projects meet our human rights expectations. For projects with potentially adverse impacts on communities, including indigenous communities, free, prior and informed consent (FPIC)1 will be required. At present, there is no universally accepted definition of FPIC and discussions are currently underway in furtherance of a universal definition of FPIC for the Equator Principles. Scotiabank is monitoring this closely as we are committed to adhering to the Equator Principles, including consideration of any definition of FPIC that receives widespread or universal adoption.

Scotiabank adopted a global Human Rights Statement in 2016,2 and was the first Canadian financial institution to do so as we began implementing our human rights strategy. As part of a subsequent review of our Human Rights Statement, we noted that we could be more direct about how we currently address Indigenous Peoples’ rights in our due diligence processes. We also decided that we could be more explicit, as part of our commitment to human rights, by stating that we acknowledge and respect the rights of Indigenous Peoples, consistent with the laws in countries where we operate. In light of this, we committed to the shareholder that we would update the Statement with language to this effect and made this available on our website in February 2019.

In recognition of our fundamental respect for human rights and the rights of Indigenous Peoples, we have revised our public Human Rights Statement to demonstrate our commitment to these issues and reflect our due diligence requirements in our policies and procedures in more detail. As such, the proposal has already been substantially implemented. Therefore, the board recommends voting against this proposal.

PROPOSAL NO. 2

Disclosure of Pay Ratio

It is proposed that the Bank disclose the equity ratio used by the Compensation Committee as part of its compensation-setting process.

Argument

Since its foundation, MÉDAC has submitted proposals to assure shareholders that the compensation of the Bank’s chief executive officer is based on the value created by said executive while being reasonable and socially acceptable. One of the tools used to inform shareholders on the achievement of this objective is the pay ratio, or the spread between the chief executive officer’s aggregate compensation and the median compensation of employees, which is known as equity ratio. Our requests and the likelihood that such disclosure will become mandatory in the United States have led the six major banks in Canada to engage Meridian, a compensation consulting firm, to review their compensation practices, which are mainly based on peer group compensation benchmarking. Although the conclusion of Meridian’s study advocates the continued reliance on such type of horizontal analysis, it is written therein that the use of the equity ratio (vertical analysis) may allow for an even more informed judgment on the appropriateness of senior executive compensation.

Since it is likely that your compensation committee uses, among other things, the equity ratio to establish the compensation of the chief executive officer and his senior executives, we ask that the Board of Directors disclose such information in the next

[1]	As described by the Equator Principles
[2]	www.scotiabank.com/ca/common/pdf/about_scotia/Scotiabank_Human_Rights_Statement.pdf

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ABOUT THE MEETING

management proxy circular. Like the information used to determine whether the compensation of the chief executive officer and his key colleagues is aligned with our financial interests, the information on the equity ratio allows shareholders to assess whether the employees’ compensation moves in the same direction as that of senior officers, on the understanding that non-executive employees also contribute to the organization’s performance. Such information would help shareholders determine whether the compensation paid to the management team is socially acceptable and does not negatively impact its reputation.

The bank’s position

Our human resources strategy is grounded in the belief that, to create a better future for our customers, we rely on our team of over 97,000 talented employees around the world. At Scotiabank, we pay close attention to our employees’ compensation within the markets where we compete for talent as part of fostering a strong workplace culture and maintaining high employee engagement. For employees, it means knowing that they are being paid fairly and competitively for their skills and the work that they do every day.

Our board has implemented a robust compensation decision-making process that involves management, the human resources and risk committees, and independent advice from third party advisors. Compensation plan design and decisions for our global employee base, including for the President and CEO, are based on market best practices, employee performance in contributing to the bank’s success and the bank’s overall performance. Our annual incentive plan (AIP) is a bank-wide global plan in which all eligible employees including our President and CEO participate. The same business performance factor as calculated by the four core metrics is applied to all eligible employees’, including our President and CEO’s, annual incentive award. Our compensation programs consider the level of responsibility and performance of each employee. All shareholders, including our employees who participate in the bank’s employee share ownership program, can read about the bank’s compensation policies and programs and the calculation of the business performance score that is used to fund the AIP beginning on page 68.

Compensation decisions for our President and CEO are made only after conducting a broad review of Scotiabank’s and our President and CEO’s performance and consideration of a number of additional factors, including horizontal (peer) benchmarking and vertical pay analysis. As you can read about on page 65, the external vertical pay analysis includes consideration of an equity ratio which compares the compensation of our President and CEO to median Canadian family income. The median family income figure used for this analysis is $84,900, which is the latest figure published in 2016 by Statistics Canada which has been adjusted by the Bank of Canada’s average CPI-common rate for 2017 and 2018. This ratio has remained broadly consistent year on year and has been, and continues to be, well within investor group guidelines. In addition to being publicly available from Statistics Canada, the use of the median Canadian income makes year-over-year comparisons more meaningful and allows for comparison against our peers. Equity ratios calculated based on median employee income are less meaningful because median employee income is variable across the many countries in which we operate, based in part on the types of products and services we offer in these jurisdictions, and is impacted by foreign currency fluctuations.

Additional comparison data can be found in the CEO compensation awarded vs realized and realizable pay chart which shows these figures over five years in comparison to the value earned by shareholders over the same period found on page 79. For these reasons, the board recommends voting against this proposal.

PROPOSAL NO. 3

Creation of a New Technology Committee

It is proposed that the Board of Directors create a new technology committee to anticipate issues for the Bank related to the integration of technological innovations.

Argument

Over the past few years, the financial sector has changed significantly. According to the 2017 edition of a PWC report entitled Perspectives on the Canadian banking industry1:“Industry changes, shifting customer expectations, rising costs and a rapidly shifting technological landscape continue to challenge the traditional banking model. FinTech startups, technology giants and other non-traditional players continue to make inroads in the marketplace. And Canada’s payments infrastructure is embarking on its largest overhaul in decades.”

According to a survey conducted by PWC, 84% of business leaders in the banking industry and financial markets around the world believe that technology will radically transform or significantly impact competition in the industry over the next five years.

The Board of Directors has an important role to play in anticipating the issues related to the integration of technological innovations and their effect on consumers, personnel and the various products and services provided by the Bank. Although the Board of Directors appears to be increasing its efforts to attract directors with particular knowledge in this field and develop its own

[1]	https://www.pwc.com/ca/en/banking-capital-markets/canadianbanks2017/400293-canadian-banks-2017.pdf#page=8

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knowledge through continuing education programs, no specific committee was tasked with monitoring this process. It is worth recalling that until about ten years ago, risk committees did not exist, yet their added value has since been demonstrated and is now recognized.

The pace of change in technology is a matter of concern and constitutes a threat that requires the special attention provided by the creation of a committee.

The bank’s position

Scotiabank agrees that the pace of change in technology is a significant issue that banks face, which is why the bank considers this to be an issue of strategic importance that should be addressed by the board as a whole. Scotiabank’s digital transformation continues to be one of our key focus strategic priorities and an integral component of our overall strategy. The bank recognizes the importance that technology plays not only in banking, but in almost every aspect of our customers’ lives. Digitizing our customer interfaces, our distribution channels and our internal processes are all critical to delivering on our overall vision to provide a consistently excellent customer experience. As technology matters are so fundamental to our overall strategy, spending, risk monitoring and future performance, the board is of the view that it is not advisable to separate these topics from our board discussions and have them addressed by a smaller number of directors.

In 2018, the bank invested $3.3 billion (~11% of revenue) in technology. We are investing more, on average, than our Canadian peers, and in line with our peers globally. This is a conscious and strategic choice we are making to invest for the future. The board is of the view that oversight of this significant investment is a responsibility of the board as a whole.

Technology matters are not the sole responsibility of any one area in the Bank. Nacho Deschamps is our Group Head of International Banking and Digital Transformation, with executive responsibility for leading Scotiabank’s digital transformation, reimagining and simplifying the customer experience. Michael Zerbs is our Group Head and Chief Technology Officer, with responsibility for the advancement of Scotiabank’s overall technology strategy while planning jointly the digital strategy and his mandate includes overall responsibility for the Information Technology & Solutions department, globally. In this capacity, he is responsible for core technology programs, including cyber-security, and his team works with every group in the bank including Global Business Payments, Anti-Money Laundering and Anti-Terrorist Financing, Global Risk Management as well as Operations (which includes our fraud group). Accordingly, we do not view technology matters as responsibilities that should neatly be detached from the board’s core mandate at this time, nor detached from the responsibilities that other committees may have, as technology is interwoven into the core responsibilities of the board that are rightly addressed by the board as a whole.

The board has an important role to play in anticipating the issues related to the integration of technology and their effects on our customers and employees. To do so effectively, requires approaching this from a variety of viewpoints and disciplines, which cannot be narrowly defined to one committee at this juncture. The pace of change of technology and how it permeates almost every aspect of our lives only serves to highlight that this is an issue for the board to review as a whole. Over 2018, technology topics including cyber-security, data analytics and artificial intelligence have been areas of focus as part of our director education program.

Although technology is always changing, how management and the board deals with these issues is consistent with how they deal with other fundamental challenges and opportunities facing the financial industry. The board is responsible for overseeing our overall strategy as we build on our momentum to keep pace with technology developments and deliver strong shareholder value. The bank agrees on the pivotal place that technology discussions must hold at the boardroom table; but they must be had with the full board and not a separate technology committee. For these reasons, the board recommends voting against this proposal.

Discussion on withdrawn proposals

Two additional proposals were submitted by MÉDAC. After discussions with the bank, MÉDAC agreed to withdraw these proposals but asked that the proposals, supporting statements and the bank’s responses be included in the circular but not voted on.

Shareholder Proposal: Integrating Environmental, Social and Governance Criteria into Executive Compensation

It is proposed that the compensation committee file, as part of the disclosure of its annual activities, a report on the importance given to the integration of environmental, social and governance criteria in the assessment of executive performance and the process of determining incentive compensation.

Argument

First, we would like to point out that, according to the guidelines published in 2012 by the United Nations Principles for Responsible Investment (PRI) and the United Nations Global Compact, the use of ESG criteria can be an important factor in the protection and creation of value for shareholders.

The objectives could include: the proportion of women within decision-making bodies, the level of integration of people from various socio-cultural communities, initiatives to reduce paper, energy and water consumption, measures taken to ensure

24	Scotiabank

ABOUT THE MEETING

sustainable employability of various employees considering task automation, the different programs developed to promote the health and well-being of employees, etc.

In this respect, it should be noted that companies with specific ESG guidance generally enjoy a better reputation with their customers, adapt to change with more agility, better manage their risks, are more innovative and are therefore in a better position to develop long-term added value for their shareholders and stakeholders.

It goes without saying that the integration of financial objectives into the assessment of executive performance and the compensation-setting process plays a critical role in achieving such objectives. The same approach should be followed for ESG objectives.

The bank’s position

Environmental, Social and Governance (“ESG”) matters can conceptually be framed very broadly and we are deliberate in how we define ESG topics, especially as they relate to compensation decisions. As discussed in our compensation discussion and analysis, the bank takes a holistic approach to performance evaluation. Our compensation approach is designed to align the interests of our named executives with shareholders over the long-term. Potential impacts to our business over the long term from ESG issues, may, by their very nature, impact our executives’ long-term compensation. As noted in the circular and our 2018 MD&A, both general and specific ESG initiatives form part of the strategic deliverables of our President and CEO and other named executive officers and are considered when compensation decisions are made. ESG initiatives can impact the remuneration of our executives, either directly or indirectly, in three ways:

i)

Firstly, through the inclusion of focussed and specific deliverables and objectives which in conjunction with the company performance determine the variable pay award levels. In 2019, given the strategic importance of addressing the systemic issue of fewer women in senior level roles, all officers of the Bank have a specific and numerical objective to improve diversity at senior levels as well as the pipeline for emerging leaders over the next 3 years.

ii)

Secondly, in determining annual incentive pools for the bank’s short and long-term incentives plans, the risk and human resources committees, based on an evaluation submitted by the Chief Risk Officer (CRO), determine whether the risks undertaken were within the bank’s risk appetite. Our risk appetite framework includes reputational risks and references to environmental risks. In the event that the risks undertaken were not within the bank’s risk appetite, the CRO may recommend to the committees an adjustment to the annual compensation pools for the incentive plans. No such recommendation was made this year.

iii)

Thirdly, all employees and officers are required to work within the risk appetite framework, and to comply fully with the code of conduct which incorporates principles regarding our commitment to treating everyone fairly and professionally, (including diversity, equity and human rights and workplace health and safety) and honouring our commitments to the communities in which we operate (including environmental protection). The compensation review committee, chaired by the CRO, is mandated with ensuring an appropriate linkage between an individual employee’s recommended incentive awards and compliance with the bank’s risk appetite and the code of conduct. Adjustments to both cash and equity awards are recommended to the risk and human resources committees for breaches of our risk or compliance related policies or the code of conduct.

Finally, ESG matters are specifically addressed through our focus on leadership depth and diversity and our customer metric, which is also a pillar in our strategy. We believe that a diverse environment allows customers and employees to reach their fullest potential, and have enhanced the bank’s performance orientation to improve diversity and inclusion across the organization with a particular emphasis on female leaders as noted above. This commitment to our employees is also a significant factor affecting the customer experience, along with our governance of operations, transparency, data privacy and security. Many of these priorities, together with our other environmental, social and governance activities, contribute directly or indirectly to our customers’ experience. To align our executives with our customers’ experience, the weighting of customer goals is equal to return on equity and operating leverage in the determination of business performance for our annual incentive plan. ESG priorities are therefore already integrated into our strategy, linked to executive compensation design and are part of the annual performance assessment process.

Shareholder Proposal: Climate Change and Measures Taken to Support the Transition to a Low-Carbon Economy

It is proposed that the Board of Directors publish in its next annual report the disclosures required by the Task Force on Climate-related Financial Disclosures (TCFD) that are available with respect to governance, strategy and risk management issues, as well as other parameters and goals.

Argument

Last year, we submitted a similar proposal that was not put to a shareholder vote because of your commitment to take the TCFD’s recommendations into account when publishing your climate-related disclosures. Based on our review of the various responses received from the institutions, we believe that it would be advisable to make such information available, either on the Bank’s website or in its corporate social responsibility report.

Management proxy circular	25

Such disclosure plays an essential role in the investment decisions of shareholders and, more specifically, of millennials. Indeed, according to data collected by the Responsible Investment Association, millennials are more sensitive to ESG factors than the post-war generation in their investment decision-making. In order to well inform investors about the Bank’s initiatives, it is important to consolidate all of this information into one document that is familiar to everyone and readily available to the general public. Hence, we propose that the annual report be the primary reference tool that would contain all of the disclosures recommended by the task force.

The bank’s position

After leading the response to the preliminary TCFD recommendations among Canadian financial institutions in early 2017, in February 2018 Scotiabank proudly announced its support of the TCFD recommendations. We recognize that disclosure in alignment with the TCFD recommendations is a journey, and we published our first response to this disclosure in our 2018 MD&A on pages 87-88. In this disclosure we include our approach to governance (board and management), strategy, risk management and metrics and targets surrounding climate-change related risks. In addition, climate change remains one of the key pillars of our corporate social responsibility (CSR) strategy. We have also detailed in our recent CSR reports some of the initiatives Scotiabank has undertaken to reduce our impact on climate change.

The bank’s existing environmental policy and credit risk policy are the two main policy tools for identifying and managing climate related risks associated with the Bank’s corporate and commercial lending portfolio. These risks are identified, assessed and managed through the bank’s credit risk and environmental risk due diligence and adjudication processes. In 2018, the bank continued its work on enhancing its climate change due diligence as part of the overall environmental risk due diligence process. The day-to-day responsibility for managing and reporting on climate change risk rests within Global Risk Management and its dedicated Environmental and Social Risk (ESR) team. The ESR team has responsibility for the integration of climate change considerations into individual credit applications and industry reviews, through the development and implementation of climate-related risk policies, procedures, tools and the provision of training to banking officers and credit adjudicators. The team also assists with the review of transactions to ensure climate-related risks are appropriately identified, considered and mitigated.

Full integration of climate change considerations into bank-wide processes will be a multi-year journey, with some aspects taking longer than others. We are currently working on an enterprise-wide climate change strategy to address both the risks – and also the opportunities – that addressing climate change has to our business.

In 2018, work began to develop a deeper understanding of climate-related risks by enhancing the bank’s due diligence processes and integrating climate risk considerations into its industry reviews. With respect to the former, enhanced due diligence processes will lead to application of a climate change risk-rating on individual accounts, followed by application of climate change scenario analyses. We also note the significant amount of work related to climate risk in the loan book that was undertaken in 2018, as highlighted on page 88 in our MD&A.

As part of our ongoing commitment to enhanced climate-related disclosure, we intend to participate in the second phase of the UNEP FI TCFD pilot project.

We also annually disclose the risks and opportunities of climate change as part of our CDP (Carbon Disclosure Project) submission. This provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management. We will publish further information as it becomes available, including in the bank’s annual CSR reporting.

26	Scotiabank

2	Governance

Good corporate governance is a critical part of the bank’s culture and fundamental to our long-term success: it provides proper oversight and accountability, strengthens internal and external relationships, builds trust with our stakeholders and protects the long-term interests of shareholders.

This section discusses how governance works at Scotiabank, our board and its priorities, and what we expect from our directors.

A solid foundation of openness, integrity and accountability is key to maintaining strong, enduring relationships with our diverse stakeholders — shareholders, customers, employees and the broader community.

WHERE TO FIND IT
About the board	30
About our directors	31
Director development and assessment	42
Director compensation	18
Director equity ownership	20

Committee reports	47

AN EFFECTIVE GOVERNANCE STRUCTURE

Effective oversight, accountability and communication are the cornerstones of good governance. Shareholders elect the board to supervise the management of our business and affairs. The image below shows the reporting relationships between shareholders, the board and its four committees, and management. Formal mandates are approved for the board, each committee, the Chairman of the Board, committee chairs and members of executive management. These mandates set out the key responsibilities and accountabilities for each role.

Management proxy circular	27

WE ARE A CORPORATE GOVERNANCE LEADER

Scotiabank is committed to strong corporate governance practices and has a history of being at the forefront of leading practices. The corporate governance committee reviews our corporate governance approach every year against changing regulations, industry developments and emerging best practices. The board approves our corporate governance policies annually including any changes that enhance our processes and standards. Some key milestones have included:

WE ARE HIGHLY REGULATED

Our corporate governance policies and practices are regulated by the Office of the Superintendent of Financial Institutions (OSFI), the Bank Act, the Canadian Securities Administrators (CSA), the SEC, and the two stock exchanges where our common shares are traded – the TSX and the New York Stock Exchange (NYSE). We meet or exceed the requirements that apply to us.

Although we are not required to comply with most of the NYSE corporate governance rules that apply to U.S. domestic issuers, we meet or exceed these rules in all significant respects, except as summarized in the corporate governance section of our website.

2018 highlights

Scotiabank was recognized by the Dow Jones Sustainability Index as being in the top 1% of global financial institutions in terms of corporate governance practices.

The board:

•  conducted a lengthy succession planning process given Tom O’Neill’s retirement, and elected Aaron Regent as incoming chairman, subject to his re-election

•  reinforced its commitment to overseeing the promotion and maintenance of a strong risk-aware culture

•  focused on cyber-security matters and undertook innovative training as part of its continuing education program

•  dedicated significant time to data analytics and emerging technologies

•  bolstered the audit and conduct review committee’s responsibilities for the bank’s conduct and ethical behaviour standards by adding further responsibilities for oversight of conduct review and conduct risk

•  clarified the risk committee’s focus on financial and non-financial risks

•  focused on its commitment to stakeholder engagement throughout the year, particularly on environmental, social and governance issues. In June, the board met with leading global thinkers on social responsibility, geopolitical issues and climate-change related reporting

28	Scotiabank

GOVERNANCE

    WHAT WE DO

▶	Independence

•	13 of the 14 nominated directors are independent

•	board committees meet all independence requirements

•	management directors do not sit on board committees

•	board committees have full authority to retain independent external advisors

•	we have an annual strategic planning meeting with the board and management separate from regular board meetings

•	in camera sessions with independent directors are held at each board and committee meeting

▶	Integrity, Ethics and Accountability

•	we promote a strong culture of integrity and ethical behaviour

•	we require all directors to certify compliance with our code of conduct each year

•	we have attendance requirements for our directors

•	quorum for meetings is a majority of the board or committee members

•	we limit the number of public company boards our directors may sit on

▶	Leadership, development and succession

•	we have individual (not slate) voting for directors

•	our majority voting policy complies with the TSX rules

•	we have director term limits

•	we have a formal written board diversity policy

•	we have a robust orientation and continuing education program

•	we have a formal, annual board assessment including individual director assessment

•	we have a board skills matrix which is used for director nominations and succession planning

▶	Risk oversight

•	we have strong risk oversight, carried out by the board and its four committees

•	we have financial and risk management experience on every committee

•	the human resources committee and risk committee meet jointly to discuss compensation risk

•	the risk committee and audit and conduct review committee chairs regularly meet to discuss risk

▶	Stakeholder engagement

•	we have a robust shareholder engagement program, led by the Chairman

•	we have strong equity ownership guidelines to align director and shareholder interests

•	directors engage with our international subsidiary boards throughout the year

•	we have a robust corporate social responsibility strategy

X    WHAT WE DON’T DO

▶	No hedging of bank securities

•	no director, executive or employee can monetize or hedge our common shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements

•	directors cannot receive stock options and do not participate in our pension plan

▶	No unequal voting

•	we do not have a staggered board – all our directors are elected annually

•	we do not have dual class shares, non-voting or subordinated voting shares

•	the Chairman does not have a deciding vote in the case of a board tie

Management proxy circular	29

About the board

The Bank Act requires a minimum of seven directors. At least two-thirds cannot be affiliated with Scotiabank and a majority must be resident Canadians. Our board normally has between 12 and 18 directors.

This year 14 directors are nominated for election, and the board is comfortable that this is an appropriate size to generate open and engaging discussions, to make sure the committees have the right combination of skills, to allocate responsibilities appropriately and to facilitate board renewal. The board must approve any change to its size.

The board delegates day-to-day management of our affairs and the execution of our strategy to executive management, up to certain limits.

STRUCTURE OF THE BOARD

Chairman of the Board

The Chairman of the Board is an independent director, responsible for leading the board in carrying out its duties and responsibilities effectively, efficiently and independent of management.

He presides over all board meetings, oversees the board committees and chairs all sessions with the independent and non-executive directors. The Chairman is directly involved in director orientation, continuing education and the board assessment process.

Independent directors and non-executive directors each met in camera without management present at each regularly scheduled board meeting in fiscal 2018.

The Chairman acts as a resource for management, advising the President and CEO on major strategic and business issues and corporate governance matters. The Chairman meets with OSFI (our primary regulator), shareholders and other stakeholders on behalf of the board, and also meets periodically with members of the boards of directors of our subsidiaries.

Board committees

Four standing committees help the board carry out its duties and responsibilities. You can find descriptions of the committee mandates and membership in the committee reports starting on page 47. The corporate governance committee recommends committee composition (including committee chairs) to the board, reviews committee membership throughout the year and after the annual meeting once the board is elected. This committee also reviews Chairman of the board and committee chair succession, in light of director term limits.

All independent directors serve on at least two board committees and the Chairman is a member of all four committees. The President and CEO does not sit on any board committees.

Each committee’s composition requirements comply with applicable legal requirements and regulatory guidelines including those of Canadian Securities Administrators, NYSE (to the extent applicable), Bank Act and OSFI. All committees meet their independence requirements including our audit and conduct review, corporate governance and human resources committees being fully independent.

About the committee chairs

Committee chairs must be independent directors with the requisite skills and experience necessary to oversee their committees’ responsibilities.

Each chair is responsible for:

•	facilitating the functioning of the committee independent of management
•	overseeing the orientation of new members
•	providing input to the Chairman and the chair of the corporate governance committee on succession plans for the committee’s composition, including the role of chair

The committees support the board, with overall leadership by our Chairman who is independent from our CEO.

The board engaged in a lengthy Chairman succession planning process, details of which can be found on page 45 as part of the assessment process.

You can find the committee charters, board mandate, and position descriptions for the Chairman, committee chairs and directors posted in the corporate governance section of our website.

More information about the audit and conduct review committee is available in our 2018 AIF on www.sedar.com.

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GOVERNANCE

•   managing the operations of the committee to fulfill its charter and address any other matters delegated to it

•   setting the meeting agendas, presiding over all meetings, and ensuring that members have the information and resources they need to carry out their duties

•   facilitating effective communication between the committees

•   reporting the committee’s discussions and decisions or recommendations to the board.

About our directors

INDEPENDENCE AND DIVERSITY

Independent

Having an independent board is one of the ways we make sure the board operates independently of management and makes decisions in the best interests of Scotiabank. Our independence standards, which require the majority of our directors to be independent, comply with the Bank Act Affiliated Persons Regulations, the CSA rules and the NYSE corporate governance rules. Our director independence standards can be found in the corporate governance section of our website.

We consider a director to be independent if he or she does not have a direct or indirect material relationship with Scotiabank, our auditors or our executives, and have a robust three-step process for assessing independence:

1.  directors complete a detailed questionnaire

2.  the board reviews directors against the standards, considering all relevant facts and circumstances, including the relationship the director may have with us – and any relationship that their spouses, children, principal business affiliations and any other relevant individuals have with the bank

3.  directors declare any material interest in matters that may come before the board.

93% of our nominated directors are independent. Brian Porter is a non- independent, affiliated director because of his position as President and CEO.

Diverse in background and experience

Our board is composed of qualified professionals who have the requisite financial acumen and risk management experience to fulfill the board’s mandate, serve on its four committees and supervise management. Our current directors have a broad range of skills and experience and we have highlighted some of these key skills in the director profiles in section one.

The corporate governance committee regularly reviews board succession with a view to having a board and committees with the right skills, qualifications, perspectives and tenure. The committee looks for the most qualified candidates and we believe the best boards include a diverse mix of experience, expertise, gender, age, ethnicity, geographic background and personal characteristics, as described in our written board diversity policy.

As part of its commitment to board diversity, the bank is a signatory to the Catalyst Accord and the 30% Club Canada. The board’s written policy states that it aspires to have each gender comprise at least 30% of the board. This year, we have a record-high 43% of nominated directors being women. The corporate governance committee considers the effectiveness of the diversity policy on an ongoing basis as part of its ongoing assessment of current board composition, potential director candidates, and more formally on an annual basis as part of its review of our corporate governance policies. The effectiveness of this policy is also considered as part of our annual board assessment process.

Six of the fourteen nominated directors are women.

Our written diversity policy is contained within our corporate governance policies, available on our website.

INTEGRITY AND ENGAGEMENT

All of our directors have the professional ability, business judgment and independence of opinion to make an effective contribution to the board’s execution of its mandate. Importantly, all of our directors also have integrity. This is critical, since the board is responsible for overseeing and maintaining the bank’s strength and integrity, and overseeing our risk culture, standards of conduct and ethical behaviour.

Management proxy circular	31

Directors must:

• maintain high standards of integrity

• act honestly and in good faith, and with the diligence and care of a reasonably prudent person, consistent with Bank Act requirements

• comply with our code of conduct (which includes our internet/email code of conduct), the whistleblower policy, and the directors’ addendum concerning conflicts of interest and any other supplementary policies

• use sound judgment

• avoid conflicts of interest and act in the bank’s best interests

• fulfill their responsibilities to the board and committees

• review all meeting materials to diligently prepare for each board and committee meeting

• actively participate in meetings and seek clarification from management to fully understand the issues and make informed recommendations as appropriate

• protect our information and keep all discussions confidential

• be active and engaged

• continuously advance their knowledge of our business and relevant national and international developments so they can make a meaningful contribution

• review and approve our strategic direction and business plan, and regularly assess our financial and business line performance against the plan

• understand the risks of our business model and how they relate to our strategy and risk appetite framework

• understand our regulatory environment

• participate in continuing education for directors

• attend at least 75% of all board and committee meetings.

The chair of the corporate governance committee will meet with any director who does not meet our attendance requirements and recommend to the board whether or not that director should continue to serve.

Code of conduct

Our code of conduct describes the standards for ethical behaviour at Scotiabank. It promotes adherence to the laws and regulations that apply to us. The board approves the code, including any amendments, and the audit and conduct review committee monitors compliance with the code.

Employees and directors are required to review the code, including our whistleblower policy and procedures, when they join the bank or the board. They must also confirm in writing every year that they understand and have complied with the code. Directors must also read and consent to the directors’ addendum concerning conflicts of interest. None of these standards can be waived for directors or executives, unless the board approves and discloses the waiver according to securities law. The board did not grant any waivers in 2018.

Avoiding conflicts of interest

Directors must disclose:

•  their business and personal relationships with the bank and other companies or entities they have relationships with

•  if they have a conflict of interest with a matter to be discussed by the board, and must not participate in any board or committee discussions or vote on the matter.

The board complies with all Bank Act requirements relating to conflicts of interest. The audit and conduct review committee monitors compliance and informs the board of any material deviations and corrective actions taken.

Our code of conduct
outlining our ethical standards can be found
in the corporate
governance section of
our website.

Integrity and tone at the
top are of paramount importance. The board assesses how it operates and presents itself outwardly as well as how senior management
creates a culture of
integrity through
Scotiabank.

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Reporting a concern

The whistleblower policy is a control to help safeguard the integrity of our financial reporting and business dealings, and to support adherence with the code of conduct. It protects employees who make a report in good faith.

All directors, officers and employees must immediately report any concerns they have about financial reporting or suspected fraudulent activity, a breach of the code and other compliance policies, or retaliation against an individual who reports a concern.

The following reporting channels are available under the policy:

•  calling the special toll-free hotline or going online to make an anonymous and confidential report (the hotline and website are maintained by an independent third party)

•  all concerns can be raised with the Chief Auditor. Concerns relating to regulatory compliance, breaches of the code of conduct or other compliance policies can be directly escalated to global compliance

•  an external party can raise a concern by contacting the Office of the President (see the back cover).

A director can speak to the chair of the audit and conduct review committee or corporate governance committee, or the Chairman, if he or she has a concern.

All credible reports are investigated internally or by an independent external party, and appropriate action is taken. Significant concerns are raised with the chair of the audit and conduct review committee and senior executives.

SKILLS AND EXPERIENCE

Our directors are prominent business and community leaders. They bring a wealth of experience to the board, generate public confidence, know our businesses and are familiar with the markets in which we carry on business. The directors’ backgrounds, skills and experience, taken as a whole, equip the board to carry out its duties and supervise the bank’s business and affairs.

Skills matrix

To serve on our board, directors must have considerable experience in leadership and strategy. In addition, each of the directors has identified five other key areas of experience in consultation with the corporate governance committee. The committee developed the skills matrix below based on this consultation and agreement on each director’s key areas of experience, as well as an annual review (including international benchmarking) of key skills and experience necessary for the oversight of Scotiabank. Our director biographies starting on page 10 highlight some of the formative experiences supporting these areas.

	N. Aufreiter	G. Babatz	S. Bonham	C. Dallara	T. Macklem	M. Penner	B. Porter	U. Power	A. Regent	I. Samarasekera	S. Segal	B. Thomas	S. Thomson	B. Warmbold
Key Areas of Experience
Leadership
Strategy formation
Accounting and finance
Capital markets
Corporate social responsibility
Digital, technology and information security
Financial services
Governance
Human resources and executive compensation
Public policy
Retail/consumer
Risk management

Management proxy circular	33

The corporate governance committee also maintains a detailed matrix of each director’s general areas of experience (such as marketing, regulatory and compliance and government), education, language skills and business experience in geographic regions where we do business. It uses these matrices to assess board composition, plan board and chair succession, and assess potential director candidates.

TENURE AND TERM LIMITS

Our term limits set out the maximum period of time that directors can stand for re-election, and do not provide guaranteed tenure. The board believes that term limits, director independence assessments and the board evaluation process collectively help the board make sure that effective and independent-minded directors are nominated for election by shareholders each year and are important elements in succession planning for the board.

Our term limits are annually reviewed to make sure that they reflect best practices. We added term limits for committee chairs in 2012 and shortened the maximum term in 2015. Our term limits are as follows:

•   directors appointed or elected before December 3, 2010 must retire on the earlier of (1) April 1, 2021, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term

•   directors appointed or elected between December 3, 2010 and July 1, 2015 must retire on the earlier of (1) the completion of a 15 year term, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term

•   directors appointed or elected after July 1, 2015 may serve on the board for a twelve year term

•   a director can serve as a committee chair for three years, and for another two years with the board’s approval.

The date each director is not eligible for re-election under our term limits is set out in the director profiles beginning on page 10.

Our nominated directors have an average tenure of 5.2 years. Shareholders elect directors annually for a one-year term. Shareholders vote for individual directors, not a slate.

Resignation policy (change in principal occupation)

A director must offer to resign when his or her principal occupation changes. This allows the board the opportunity to assess how the change affects the composition of the board. In the case of the CEO, he is also deemed to have resigned upon ceasing to be employed as an officer unless the board requests that he remain on the board for a fixed period.

SERVING ON OTHER PUBLIC COMPANY BOARDS

Directors bring the most to the board when they act independently and can devote the necessary time to fulfill their responsibilities, so we limit the number of public company boards they can serve on:

•   directors who are chief executive officers or senior executives of public companies should hold a maximum of two public company directorships (including the board of the company of which he or she is CEO or a senior executive officer)

•   other directors should hold a maximum of four public company directorships

•   directors should serve on a maximum of three public company audit committees

•   directors cannot serve on the board of an unaffiliated financial institution.

Consideration is also given to private company directorships (held outside a director’s employment) in assessing whether the individual has the requisite time to serve as a director of the bank. The corporate governance committee can use its discretion to grant exceptions to the above limits in certain circumstances, but these exceptions must be reported to the board. No exceptions have been granted to any of the nominated directors.

The board regularly reviews potential conflicts of interest. The corporate governance committee also discusses other public company directorships that directors may accept, to ensure directors’ other obligations fall within the board’s guidelines and expectations. The committee makes recommendations to the board as appropriate.

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Board interlocks

We also limit the number of other boards our directors can serve on together. No more than two directors can serve together on the same public company board without the consent of the corporate governance committee.

The board has determined that these board interlocks do not impair the ability of these directors to exercise independent judgment as members of our board.

	Board	Committee memberships
Scott Bonham	Magna International Inc.	–

Indira Samarasekera	Magna International Inc.	Corporate governance, compensation and nominating

NOMINATING DIRECTORS

The corporate governance committee serves as the nominating committee of the board and is responsible for determining the selection criteria for director candidates and board committees; maintaining a skills matrix of the required skills, experiences and competencies as part of board and committee succession planning; and proposing director candidates for the board’s review and approval.

Determine selection criteria and potential candidates

•	done with a view to succession planning for both the board and its committees
•	primarily determined according to key skills, experience and attributes required on the board with a view to the board’s policies including its diversity policy
•	candidates may be proposed from a variety of sources
•	review of the evergreen list of potential candidates is also completed
•	an external advisor or search firm may be engaged

Chairman and corporate governance committee chair initial review

•	the Chairman will typically be the first and main point of contact and maintains a dialogue with the candidate throughout the process
•	the corporate governance committee chair may also be involved in the initial screening
•	the Corporate Secretary will track the process and also conduct a review to assess conflicts and other requirements
•	candidates’ curriculum vitaes will be distributed to the corporate governance committee for review and whether the candidates should proceed to the next stage
•	the corporate governance committee chair will report to the committee and the board on progress

Board interviews

•	the Chairman and Corporate Secretary will coordinate interviews for potential candidates with independent directors to obtain a variety of views and assess fit
•	assessments and background checks are conducted to assess suitability and independence

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Results and recommendations

•	The corporate governance committee will review the interview and assessment results
•	The corporate governance committee may make a recommendation to the board
•	A candidate may be proposed for appointment or election or may be put on the evergreen list for future consideration

Before a candidate is nominated, he or she meets with several independent directors, the President and CEO and the Corporate Secretary to discuss the board’s expectations of director contribution and commitment. As part of this process, one new director joined the Board this past year, Ms. Benita Warmbold.

MAJORITY VOTING POLICY

Our majority voting policy requires any nominated director who is not elected by at least a majority of the votes cast (50% plus 1 vote), to tender his or her resignation from the board immediately following the annual meeting.

Absent exceptional circumstances, the board will accept the offer of resignation. There are very limited circumstances under which the corporate governance committee can, however, recommend retaining the director provided that active steps are taken to resolve the circumstances in the following year. In any case, the board will disclose its decision in a press release within 90 days of the annual meeting. The board may appoint a new director to fill the vacancy if it accepts the resignation. You can find our TSX-compliant majority voting policy in our corporate governance policies on our website.

This policy applies only to uncontested elections (elections where the number of nominated directors is the same as the number of directors to be elected).

PROXY ACCESS

In accordance with section 143 of the Bank Act, shareholders holding in the aggregate not less than 5% of the bank’s outstanding shares for the minimum period of time set out by the Bank Act may submit a formal proposal for individuals to be nominated for election as directors. Shareholders wishing to make such a formal proposal should refer to the relevant provisions of the Bank Act for a description of the procedures to be followed. Alternatively, shareholders may propose individuals pursuant to the bank’s proxy access policy. Shareholders should consult the policy, available in the corporate governance section of our website, for a description of the procedures to be followed. Any shareholder is welcome to contact the Chairman or the corporate governance committee chair to discuss corporate governance matters, including potential director nominees.

Board priorities

The board’s mandate is to:

•  supervise the management of the business and affairs of the bank

•  maintain the bank’s strength and integrity

•  oversee the bank’s strategic direction, its organizational structure, and succession planning for senior management roles

•  perform any other duties required by law.

The mandate incorporates the specific duties and responsibilities of bank directors set out in the Bank Act as well as global regulatory expectations and best practices. Our directors and officers abide by the Bank Act’s requirement that they act honestly and in good faith, and with the diligence and skill of a reasonably prudent person.

Our board mandate is posted in the corporate governance section of our website.

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GOVERNANCE

1. Strategic direction

The board oversees our strategic direction and holds management accountable for executing our strategy and delivering strong performance. New strategic initiatives, significant acquisitions, divestitures and investments must be presented to the board.

The board participates in our strategic planning process throughout the year by:

•	reviewing and approving our strategic plan, taking into account the opportunities and risks of our businesses
•	reviewing results against our capital plan throughout the year
•	regularly scrutinizing management’s execution of business plans and their results
•	reviewing our strategic plan against our risk appetite framework
•	approving our capital management policy and overseeing that appropriate strategies are in place to mitigate risk
•	assessing our corporate performance and the performance of our business lines against:
•	financial and other objectives established in the business plans
•	past performance
•	industry peers.

The board regularly reviews the competitive landscape to keep abreast of industry developments. The board also dedicates at least one in-depth session every year to strategic planning and execution.

2. Risk oversight

Our risk management framework sets the foundation for managing our principal risks across the enterprise. A list of risks faced by the bank and detailed information on matters including our risk management framework, risk culture and risk appetite are provided in our 2018 MD&A. The board approves our overall risk strategy, including our risk appetite framework, which sets out limits and the appropriate balance of risk and reward. The board also reviews Scotiabank’s quarterly enterprise risk management report and approves significant financial and non-financial risk frameworks and policies.

We diversify risk across business lines, geographies, products and industries. Risk is managed through three levels of accountability:

•  business lines and internal controls

•  global risk management and other control functions

•  internal audit (for independent monitoring and oversight).

Risk management permeates all of our business decisions.

Areas of focus for 2018 included: – IFRS 9 – Cyber-security and technology risk – Analytics and data – Conduct risk – Environmental risk	– Risk culture – Workforce and workplace risks – Chairman succession planning – Capital and expense management – Strategic acquisitions

Management keeps each of the committees apprised of regulatory developments relevant to their mandates. In particular, the audit and conduct review committee and the risk committee review regulatory exam results and inform the board of any material developments in our relationship with the bank’s regulators, including our primary regulator, OSFI. The board meets with OSFI to discuss regulatory matters and the results of their supervisory activities.

Management proxy circular	37

Each board committee has a focus on how we identify and manage our principal business risks:

Board Committees’ Oversight of Risk

Audit and conduct review committee

•  provides oversight on the effectiveness of the bank’s system of internal controls

•  oversees the integrity of the bank’s consolidated financial statements and related quarterly results

•  oversees our climate-change related disclosure as part of our financial reporting

•  oversees the external auditor’s qualifications, independence and performance, and the finance and audit functions

•  responsible for conduct review, conduct risk and setting our ethical standards

Human resources committee

•  in conjunction with the risk committee, satisfies itself that adequate procedures are in place to identify, assess and manage the risks associated with the bank’s human resources including material compensation programs (including conduct risk) and that such procedures are consistent with the bank’s risk management programs

•  oversees leadership, succession planning and total rewards

•  supported by the management compensation review committee, which reviews the compensation of employees that have a material impact on risk

Corporate governance committee

•  acts in an advisory capacity to the board to enhance the bank’s corporate governance through a continuing assessment of the bank’s approach to corporate governance and makes policy recommendations

•  responsible for the board succession plan and the bank’s approach to shareholder engagement

•  reviews the bank’s CSR strategy and reporting

Risk committee

•  identifies and monitors key financial and non-financial risks

•  reviews and approves the bank’s key risk management policies, frameworks and limits, and the bank’s risk exposure, satisfying itself that management is operating within the bank’s enterprise risk appetite framework

•  oversees the risk management, compliance and anti-money laundering/anti-terrorist finance functions

Internal controls and management information systems

The board oversees the integrity and effectiveness of our management information systems and internal controls and approves our internal control policy.

The work is carried out mainly by the audit and conduct review committee, which:

•	oversees our key controls over financial reporting
•	sets aside time at each meeting to meet separately with the Chief Auditor, Chief Financial Officer, and the independent auditors without management present
•

receives regular reports from management and the internal audit department on the design and operating effectiveness of our internal control framework and any significant deficiencies or material weaknesses

•	oversees our whistleblower policy and procedures and approves procedures for receiving, filing and resolving complaints about accounting or auditing matters.

A strong control environment is critical to our success. Over the past few years, we have been investing significantly in strengthening our controls surrounding people, processes and technology to protect the bank as well as the bank’s and our customers’ information.

The bank invested over $3 billion in 2018 alone in technology to protect our systems, our information and our customers’ information. Substantial resources are being dedicated to cyber-security, knowing our customers and improving our systems. All of our employees receive annual training on cyber-security awareness.

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Risk culture and conduct risk

There is formal board oversight of our risk culture, including conduct risk. Our code of conduct and ethical standards are embedded throughout our employee experience from onboarding to training, promotion and compensation. Each director, employee and officer is required to annually attest to our code of conduct, including our anti-bribery and anti-corruption policy and this is reported to the Board.

Regular reporting on material conduct risk and reviewing the bank’s conduct risk management practices are embedded in the audit and conduct review committee’s charter, as well as the responsibility to review an assessment of the bank’s conduct risk and monitor our procedures to mitigate conduct risk. We also expanded the scope and elevated the role of the conduct risk office, which is responsible for developing and issuing conduct risk compliance standards for the bank, as well as enhanced the monitoring and testing of conduct risk matters.

We communicate clearly and frequently our expectations that employees must adhere to the highest standards of business conduct to preserve our customers’ trust. We do this through a variety of senior leader messages, education and as part of the annual code of conduct attestation, which is a condition of continued employment.

We are committed to respecting human rights and treating all employees fairly, including providing a harassment-free work environment. We have employee training and protocols for preventing, reporting and addressing harassment and prohibit retaliation against employees that raise concerns or complaints in good faith.

Disclosure controls and procedures

Our disclosure controls and procedures make sure all material information is gathered and communicated to senior officers and the board accurately and regularly.

Our disclosure policy, available in the corporate governance section of our website, sets out our commitment to promptly release material information in a fair, accurate and timely way to stakeholders. Our disclosure committee, which is composed of senior officers, is a key part of this process and its responsibilities include:

•	evaluating events to determine whether they give rise to material information that must be publicly disclosed and the timing of that disclosure
•

reviewing our core disclosure documents (management proxy circular, annual and quarterly consolidated financial statements and related MD&A, the AIF and Form 40-F) before they are reviewed by the board for approval and public release

•	reviewing and updating our disclosure policy and practices (at least annually).

The disclosure committee reports to the President and CEO. Committee meetings are chaired by the Executive Vice President and General Counsel.

3. Good governance

The board must provide effective governance over the bank’s affairs. In doing so, it must strive to balance the interests of the bank’s diverse constituencies around the world, including its shareholders, customers, employees and the communities in which it operates. Throughout this circular, we describe the board’s own governance practices and here we highlight other components in our governance framework.

Subsidiary Governance

The board and its committees are responsible for overseeing our global operations and subsidiaries. Our enterprise-wide approach to subsidiary corporate governance is coordinated through the Corporate Governance Office, whose mandate includes development and implementation of our bank-wide corporate governance strategy. This strategy is also a critical component to mitigating legal and reputational risks. The Corporate Governance Office works with our corporate secretaries around the world to implement leading governance practices that not only meet regulatory requirements and expectations, but also foster a culture of strong and transparent accountability across our footprint.

Our policy on subsidiary board composition, assessment and renewal is designed to provide strong oversight of our subsidiaries and promote a variety of viewpoints. Many of our subsidiaries have independent directors who bring specific skills, local knowledge and experience to the table. Our subsidiary boards are actively engaged and are tasked with providing effective challenge, advice and guidance to management.

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Our Corporate Governance Office meets with shareholders, domestic and international regulators, subsidiary boards and other stakeholders on matters relating to the bank’s corporate governance practices globally. There is an established line of communication between the Chairman and directors of our subsidiaries. In addition to five members of our parent board serving on subsidiary boards, the Chairman met or had discussions with the chairs of several major subsidiary boards to discuss subsidiary governance over the year. As well, the Chairman and committee chairs meet with directors of major subsidiaries to discuss the bank’s approach to financial oversight, risk management, corporate governance and compensation governance. In 2018, our board met in New York, USA with members of our regional holding company. In addition, our Mexican, Chilean, Peruvian, Colombian, Trinidadian and Jamaican boards of directors met in Toronto where they heard directly from senior management, our control functions and members of our board on the bank’s strategic direction and controls.

Stakeholder engagement

The Chairman and other independent directors meet with our many stakeholders, including shareholders, investor groups, regulators, customers, employees, rating agencies and the broader community.

We are committed to shareholder engagement and engage with shareholders and investor groups throughout the year on a variety of issues, including the bank’s approach to corporate governance and our policies, statements and strategies related to environmental and social impacts, financial performance and business strategy.

The President and CEO, the Chief Financial Officer, the Senior Vice President, Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally, through a variety of forums. We also hold calls with analysts and investors after we release our quarterly financial results. Shareholders and others can listen to these discussions by telephone or over the internet. These discussions are recorded and are available on our website for three months following the call.

Shareholders, customers and other stakeholders can access comprehensive information about Scotiabank on our website and through our investor relations department. Questions from the media and general public are usually referred to our global communications department. Customer complaints are handled by individual branches and the Office of the President, in consultation with other departments as necessary. The back cover includes these departments’ contact details.

Shareholders can engage with the Chairman or any of our independent directors by writing to the Corporate Secretary at 44 King St. West, Toronto ON, M5H  1H1 or corporate.secretary@scotiabank.com.

Corporate Social Responsibility

While the corporate governance committee has oversight responsibility for the bank’s CSR strategy and reporting, oversight of the bank’s economic, environmental and social impacts and risks is a shared board responsibility and is overseen by each board committee.

Our performance and our achievements related to environmental, social and governance factors are set out in our CSR Report which outlines how the bank engages with our stakeholders. Our CSR strategy is grounded in our goal to create a better future for both society and the bank. The report contains our commitments to customers, employees, communities, the environment and strong corporate governance practices and is available at www.scotiabank.com/csr.

Underpinning our commitments are seven priorities, and key highlights from 2018 include:

•	Financial Knowledge: Over 900,000 Canadian students participated in Talk With Our Kids About Money day.
•	Access to Finance: We were awarded the “Gold Standing” from the Canadian Council for Aboriginal Businesses for providing access to finance for Aboriginal communities.
•

Diversity and Inclusion: 34% of global VP+ positions and 39% of Canadian VP+ positions are held by women. Globally, we have been recognized as a Top 100 Company by Thomson Reuters Diversity & Inclusion Index as well as included in Bloomberg’s 2019 Gender-Equality Index.

•

Investing in Young People: We contributed nearly $80 million to communities globally in donations, sponsorships and other forms of assistance, of which 70% was focused on our commitment to supporting young people in the community. This includes a partnership announced this year with the Maple Leaf Sports and Entertainment (MLSE) Foundation in Canada.

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•

Climate Change: We implemented an internal carbon price of $15/tonne C02 to reinvest back into the business in energy efficiency initiatives. We are working towards a global Greenhouse Gas (GHG) reduction target of 10%, based on 2016 levels.

•

Responsible Financing: We pledged our support to the Taskforce for Climate-Related Financial Disclosures (TCFD). Our first set of TCFD disclosures were included in the 2018 MD&A. We were also the joint lead manager on a $1billion World Bank Sustainable Development Bond to support women and youth.

•	Maintaining Trust: We were recognized for our environmental, social and governance initiatives through being named to the 2018 Dow Jones Sustainability Index North America.

Several members of the board count corporate social responsibility as one of the key areas of experience they bring to the board, including a strong track record of community involvement.

In 2018, the board met with one of the bank’s largest shareholders and leading thinkers on social responsibility, the geopolitical environment and the TCFD. These meetings reinforced the board’s perspective that it is a steward of the bank and must take a long-term view in fulfilling this responsibility.

Our bank is actively involved in a number of initiatives designed to create economic, social and environmental value for our stakeholders and the communities we operate in. Our CSR report details the breadth and scope of how we are supporting strong communities, a healthy environment and economic growth.

4. Leadership development, diversity and assessment

Leadership development

Leadership is a focus priority for the bank.

Our leadership strategy is focused on strengthening the quality, depth and diversity of our leadership pool and deploying our leaders to drive performance across our footprint as Canada’s international bank. To maintain our competitive advantage in our global market, we identify and develop individuals who reflect our customer base and have the ability, aspiration and engagement to lead the bank.

The board and human resources committee are responsible for the overarching leadership strategy including succession planning for executive level leaders, up to and including the President & CEO. The board’s committees meet regularly to review and approve the development and succession plans for executive leaders, ensuring appropriate depth of current and future talent in all business lines and functions. In complement, the President and CEO and the executive management team form the human capital committee and meet monthly to review progress against our leadership strategy.

In furtherance of this strategy, we are investing significantly in our employees. In 2018, 89% of Scotiabank employees and 85% of executives participated in training (in addition to compliance training) with 47% women participation in our flagship leadership programs. We actively identify and develop future leaders through our leadership planning process and provide them with tailored executive development training to equip them for future roles.

Leadership diversity

We are committed to creating opportunities that enable all employees to reach their full potential and recognize that diverse teams better reflect our customers and create stronger results for our shareholders. Our diversity and inclusion strategy is led by the Inclusion Council, comprised of senior leaders covering a wide range of areas within the bank and chaired by the President & CEO. With the Council’s direction, leaders across the bank embed the strategy into enterprise-wide initiatives and promote a culture of diversity and inclusion to drive better business results.

Fostered by the Inclusion Council and governed by the human resources committee, the bank continues to move toward diverse leadership at every decision making table across the organization. A key component of our approach to diversity and inclusion is the identification, development and advancement of women globally. The Chairman and President and CEO have pledged support to the Canadian Chapter of the 30% Club and we are actively working towards a global goal of women leaders making up at least 37% of our global VP+ population and 45% of our Canadian VP+ population by 2021. In order to effect meaningful and sustainable change

Management proxy circular	41

with a view to building the talent pipeline for the executive level, we have set our organizational target at the VP+ level.

Within their accountability to ensure robust succession planning for key executive roles, the human resources committee has committed ongoing attention to the development of a diverse pipeline, and there has been significant progress made against our VP+ global goal. The proportion of women at the VP+ level reached an all-time high in 2018 of 34% globally (a 10% increase in the past five years) and 39% in Canada (a 9% increase in the past five years). In 2018, 40% of all VP and SVP level promotional appointments were women. Our focus on identification and professional development positions us well to strengthen the representation of women at the executive level over the mid- to long-term.

As of the date of this circular, 22% or 7 of the bank’s executive officers are women. The table below shows the representation of women at the executive level for the last two fiscal years:

	# of women executive officers/executive officers	%
Fiscal 2018	5/27	19%
Fiscal 2017	5/23	22%

Assessment and succession planning

The human resources committee, along with the risk committee and the audit and conduct review committee, oversees succession planning and mandates of senior management roles, including relevant roles in our control functions – audit, compliance, risk, finance and anti-money laundering. The human resources committee reviews the mandates of all executive level positions. Leadership and succession planning is discussed at every human resources committee meeting. As a member of the human resources committee, the Chairman is directly involved in overseeing the succession plans for key senior management roles.

The human resources committee is responsible for the performance management of the President and CEO. The committee assesses the CEO’s performance against the approved CEO mandate and the short- and long-term objectives established at the beginning of the year. The board reviews the assessment, as well as the performance assessments of the other named executives and senior officers.

The board is responsible for selecting, retaining and, if necessary, replacing the President and CEO. It maintains a contingency plan to mitigate business risk and to ensure we continue to operate prudently in the event the President and CEO position suddenly becomes vacant.

Director development and assessment

Directors must understand the nature and operation of our business – including the size, complexity and risk profile of the bank – and stay current with business, technology, industry, risk, regulatory, governance and other key issues to be effective members of our board. Our board-approved guideline on director orientation and continuing education outlines our commitment to director education, what our education and orientation programs will cover, and the specific responsibilities of the corporate governance committee for these programs. We expect all directors to participate in our education programs and suggest topics for seminars, briefings or reports.

REGULAR COMMUNICATION AND ACCESS TO INFORMATION

We regularly provide information to directors between meetings about the bank, including research reports, relevant current events and industry developments to keep them informed of matters relevant to the board’s execution of its responsibilities. Throughout 2018, directors were regularly updated on issues germane to their director duties, including corporate governance developments. Directors access their board materials, management updates and other key information on a secure information portal, as part of our ongoing efforts to reduce paper consumption.

All directors are members of the Institute of Corporate Directors (Canada) and National Association of Corporate Directors (US) and can access their events as part of directors’ ongoing development. These organizations support director education and advocate for best practices in governance.

42	Scotiabank

GOVERNANCE

ORIENTATION

Our orientation program helps new directors increase their understanding of their responsibilities and the bank’s operations as quickly as possible, so they can be fully engaged and contribute to the board and committees in a meaningful way. Our Chairman oversees a director’s orientation and mentors a new director through his or her first set of board meetings.

New directors receive the following reference materials:

•

an orientation package – explains key legal requirements, our by-laws, directors’ duties and responsibilities, bank and board policies and procedures, organizational charts, an overview of our business lines and copies of our financial statements, MD&A, and circular.

•	our corporate governance information book – contains information about our practices and policies, the board and committees, legal requirements, insider reporting and our code of conduct.

They also:

•	have a direct resource in the Chairman and chairs of committees on which they serve, who have responsibilities for new member orientation
•	meet with the President and CEO, heads of control functions and other executive officers throughout the year
•	are invited to attend meetings of all committees for educational purposes and are able to request to attend any meeting subsequently
•	review the bank’s crisis management recovery plan and have the opportunity to discuss it with management
•	attend information sessions on significant aspects of our business tailored for new directors
•	meet with representatives of our primary regulator, OSFI.

Mr. Penner, who joined in 2017, continued in his orientation program during 2018. Ms. Warmbold joined in October 2018 and is participating in the board’s comprehensive orientation program, having already completed sessions on finance and audit.

CONTINUING EDUCATION

Our continuing education program keeps directors up to date on regulatory developments, business initiatives and other issues affecting the bank’s operations, so they can carry out their responsibilities more effectively.

At every meeting, directors focus on key issues affecting the bank with management. Our education program, however, allows directors to have an opportunity to explore significant, complex or specialized aspects of our business operations in a more in-depth manner. We also organize off-site board meetings to familiarize directors with our regional and international operations and to meet local senior management, stakeholders, and subsidiary board members. In between meetings, we regularly provide educational information and reports to directors. We also continually review the format of educational sessions; this past year, the board participated in two cutting-edge programs that provided an interactive experience and better insight into addressing balance sheet management and cyber-security issues.

All board members have access to all committee materials for ongoing education and information purposes.

Management proxy circular	43

Director education in fiscal 2018

Date	Session	Attended or received materials
Regularly

Business deep dives

Educational sessions on the strategy and operations of various businesses over the past year:

–   Global Banking and Markets

–   ScotiaMocatta

–   Tangerine Bank

–   Automotive finance

–   U.S. operations

–   Aboriginal banking

–   Agriculture banking

–   Global insurance business

board
Each risk committee meeting

Risk management sessions

–   Educational sessions by Global Risk Management on various portfolios of the bank, such as financial services, shipping, energy, telecom and media, construction, automotive, agriculture, mining, metals, real estate, healthcare, food and beverage, and retail/consumer risk committee

Quarterly	– Enterprise risk management reports addressing credit, market, liquidity, operational, information technology (including cyber-security), stress testing, capital, emerging and other risks	board risk committee
Quarterly	Competitive review – Competitive review of the bank and its Canadian competitors	board
November February April May June August October	Regulatory Updates – Educational update on regulatory matters including compliance, risk management, and various areas of focus	audit and conduct review committee risk committee board
June October	Data and analytics – Educational session by management and external experts on industry developments, challenges and opportunities – Presentation on the bank’s global analytics strategy	board
April June August October

Technology and cyber-security

–   Presentation on the bank’s technology modernization program

–   Presentations on the use of artificial intelligence in business and operations

–   External speaker on artificial intelligence

–   Educational sessions by management and leading experts on the cyber-security landscape, challenges and risk-mitigation strategies

–   Cyber-security presentation and cyber-security simulation led by external experts and follow up based on lessons learned board
May	Anti-money laundering/anti-terrorist financing – Educational training on anti-money laundering/anti-terrorist financing systems and developments	board
February	Corporate governance developments – Report on international and domestic subsidiary corporate governance developments	board corporate governance committee

February April August October	– Corporate governance updates including leading thought pieces on long-termism and stewardship
January	Shareholder perspectives – Discussion on the bank’s annual investor day and shareholder perspectives on the bank and its strategy	board
June	– Discussion with the chairman of one of the world’s largest asset managers on governance, social responsibility, geopolitical concerns and management accountability	board
Semi-Annually	– Investor Relations report	board
June

Climate risk, ESG and global economics discussion

–   External speakers and discussion on climate change risk, environmental and social governance topics, and geopolitical and economic considerations for banks board
June	Contact Centres – Presentation on the bank’s global contact centres and customer strategies	board
May	Employee Experience	board
August	– Presentations on the annual employee feedback process and the bank’s new approach to technology and working space for employees
October	Marketing strategy – Presentation on the bank’s marketing strategy and initiatives as part of its MLSE investment	board
October	Payments Modernization – Presentation on the bank’s payment modernization program, domestic and international developments in the payments landscape	board
October	Wom=n’s Initiative – Presentation on the Scotiabank Wom=n’s Initiative, designed to provide women with access to capital, support women-led businesses and support academic research in this area	board
November	Scenario Planning Framework – Interactive simulation to further comprehension of the bank’s balance sheet and evaluate growth scenarios and potential strategic choices within the bank’s risk appetite	board

44	Scotiabank

GOVERNANCE

BOARD ASSESSMENT

The corporate governance committee is responsible for our annual formal board assessment. The committee oversaw the board assessment, which is a robust, three-part process and concluded that the board and its committees were performing well. Through questionnaires, interviews and a summary report that culminates in the development of an action plan, the board can ensure that it is focusing its attention on topics that are key in reviewing board and director performance. This year, the assessment process focused on Chairman succession matters in detail, ensuring the process and engagement were appropriate and culminated in the Board’s decision to elect Mr. Aaron Regent as Chairman upon Mr. O’Neill’s retirement, subject to Mr. Regent’s re-election at our annual meeting.

Questionnaire

•	overseen by the Chairman and the corporate governance committee chair and approved by the corporate governance committee prior to distribution
•	included specific and open-ended questions for feedback on a range of topics including the board’s access to, and communications with, management
•	solicited views on the effectiveness of the committees
•	addressed board communication and other operational matters
•	asked for directors’ views on how the board deals with strategic issues and risk
•	sought feedback on the board’s relationship with the Chairman
•	submitted centrally to the Corporate Secretary to preserve confidentiality and formed the basis of the personal interviews with directors

Director interviews with Chairman

•

conducted individually by the Chairman to facilitate candid feedback about board effectiveness, committee performance, individual performance, governance and noteworthy issues relating to board effectiveness or operations or themes raised in the confidential questionnaire results

•	addressed directors’ views on succession matters for key roles on the board, including committee chairs and potential Chairman successors
•	provided an opportunity to comment formally on management’s engagement with the board
•	facilitated a process so that directors could comment on their peers’ contributions to the board and its committees, and any concerns they may have
•

inquired on what directors consider their key contributions to be and solicited views on how the board addressed various matters throughout the year; this calls on directors to be introspective and consider how they as individuals, and collectively as a board, can improve

Director interviews with corporate governance committee chair

•

conducted individually by the committee chair to facilitate candid feedback about board effectiveness, committee performance, individual performance, noteworthy issues relating to the board and its operations as well as themes raised in the confidential questionnaire results

•

provided an opportunity to comment formally on the Chairman’s performance and provide constructive feedback for the Chairman, with a view to facilitating an effective transition to the new Chairman in 2019

•	addressed directors’ views on potential Chairman successors at this time and in the future

Management interviews with Chairman

•

new to this year’s process, the Chairman also interviewed the members of the bank’s operating committee for their views on board-related matters and to provide directors with management input as part of their deliberations on board effectiveness and future considerations

Management proxy circular	45

Report to the corporate governance committee

•	presented by the committee chair to the committee for discussion and feedback
•	committee chair and Chairman reviewed the results and developed recommendations and considerations for action in the coming year

Report to the board

•	presented by the Chairman and corporate governance committee chair
•	committee chair and Chairman presented recommendations and considerations based on the results

Follow-up

•	committee chair and Chairman developed an action plan to address issues, monitor progress and report back
•	action plan involves working with other committee chairs and management as appropriate
•	progress on action plan is discussed throughout the year at corporate governance committee meetings until all items are satisfactorily addressed

The board reviews the assessment process annually and revises it as necessary to reflect director feedback, evolving governance rules, best practices and any changes to the board mandate and committee charters. The board’s process and the attention to the action plan results in the assessment being an ongoing exercise, enabling the board to continually review and assess its effectiveness. It may periodically retain an independent advisor to facilitate this assessment. Directors are also encouraged to approach the Chairman and the corporate governance committee chair at any time about any comments or concerns.

46	Scotiabank

GOVERNANCE

Committee reports

The board has four standing committees. The committee reports below describe each committee’s key responsibilities, activities and meetings in fiscal 2018. The members listed are as at October 31, 2018.

Each committee can engage external advisors or consultants as necessary, and approve their contracts and fees.

AUDIT AND CONDUCT REVIEW COMMITTEE

Una Power (chair, financial expert)

Scott Bonham

Charles Dallara

Tiff Macklem

Thomas O’Neill (financial expert)

Michael Penner

Scott Thomson (financial expert)

Benita Warmbold (financial expert)

meetings: 5

At each meeting, the committee:

•   met separately with KPMG

•   met separately with the Chief Financial Officer

•   met separately with the Chief Auditor

•   met in camera without management present

The committee conducted a thorough assessment
of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The audit and conduct review committee is primarily responsible for overseeing the integrity of our: financial reporting, compliance with legal and regulatory requirements, standards for ethical behaviour, conduct review and conduct risk management, internal control functions and has a direct relationship with the external auditors. All of the members of the audit and conduct review committee are financially literate within the meaning of the CSA rules, and four members were designated as “financial experts” as defined by the SEC.

2018 key responsibilities and highlights:

Financial reporting –

•  as part of the regular review of the bank’s performance and capital plan, monitored the impact of IFRS 9 on our financial statements

•  reviewed the bank’s quarterly reporting prior to board approval and satisfied itself that they present the financial position fairly as part of our rigorous disclosure review procedure

Compliance and conduct review –

•  met with business line executives to discuss audit and regulatory matters related to their business lines

•  reviewed regulatory reports from global compliance

•  reviewed management’s reports on regulatory findings and legal actions against the bank and its subsidiaries and discussed significant legal actions with the General Counsel and the Deputy General Counsel

•  as part of its responsibility for setting standards of conduct and ethical behaviour, reviewed and recommended for board approval, the bank’s anti-bribery and anti-corruption policy and code of conduct

•  as part of its responsibility for overseeing conduct risk, reviewed the bank’s conduct risk summary framework, conduct risk metrics as well as conduct review reporting

•  reviewed related party transactions

•  reviewed the bank’s complaints and incidents report each quarter and the annual ombudsman’s report. Approved the mandates of the Office of the President and the Ombudsman

•  fulfilled the role of the bank’s conduct review committee

Internal controls –

•  reviewed and monitored our internal control framework. Reviewed and approved our internal control policy and recommended it to the board for approval

•  reviewed the annual effectiveness of the Dodd-Frank compliance program report

•  communicated directly with internal audit

External auditors –

•  reviewed the pre-approved services to be performed by the external auditors each quarter, reviewed the auditors’ audit plan and oversaw the audit, which included the auditors’ opinion on the effectiveness of our internal control over financial reporting

•  assessed the auditors’ performance

•  reviewed the audit fees for 2018 including the proportion for audit services versus non-audit services prior to board approval

•  conducted a periodic review of the external auditor, including their qualifications, performance and independence, and any concerns raised by OSFI, the CPAB or PCAOB. Concluded the review with a recommendation to the board that the external auditors be proposed for reappointment to shareholders

Oversight of finance and audit functions –

•  reviewed and discussed the quarterly internal audit reports, including on our internal control, risk management and governance processes. Reviewed the audit strategy. Approved the annual audit plan, overall risk assessment methodology and reviewed the audit results and areas of changing importance

•  reviewed and approved the internal audit third party risk management policy

•  reviewed the independent third party report on the effectiveness of our finance function

•  approved the mandates of the Chief Financial Officer and Chief Auditor and assessed each officer’s effectiveness and performance review

•  oversaw a smooth transition of the role of Chief Financial Officer in light of Mr. McGuckin’s leave of absence and announced retirement, and the subsequent appointment of Mr. Viswanathan as CFO

•  in recognition of the importance and breadth of the mandate, recommended that the Chief Auditor be appointed at the executive vice president level

•  oversaw the independence of the finance and internal audit departments, assessed the effectiveness of the departments and reviewed their succession plans and reviewed and approved their mandates, budgets, organizational structures and resources

Management proxy circular	47

CORPORATE GOVERNANCE COMMITTEE

Susan Segal (chair)

Nora Aufreiter

Scott Bonham

Thomas O’Neill

Michael Penner

Indira Samarasekera

Barbara Thomas

meetings: 6

At each meeting, the committee met in camera without management present.

The committee conducted a thorough assessment
of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The corporate governance committee serves as our nominating committee, oversees our board assessment process, advises the board on our approach to shareholder engagement, oversees our CSR strategy and reviews how we may enhance our governance standards, policies and practices, consistent with changing regulations and emerging best practices.

2018 key responsibilities and highlights:

Board composition and succession –

•  reviewed board composition, diversity (gender, age, ethnicity and geographic background), tenure, independence, skills, experience and other board service, and assessed potential board candidates

•  reviewed the key skills and experience in the director skills matrix that the board desires to have as a whole, so that the board is well-equipped to oversee the bank

•  reviewed potential director candidates and recommended Ms. Benita Warmbold as a new director. Ms. Warmbold was appointed to the board in October 2018.

•  in continuing the work done in fiscal 2017, dedicated significant time to Chairman succession planning with a view to an orderly leadership transition with the planned retirement of the Chairman. Recommended Mr. Regent as Chairman, subject to his re-election at the 2019 annual meeting.

•  reviewed the composition of each committee for balance and opportunities to enhance skills and gain new perspectives and see that there is appropriate representation of financial and risk management skills at each committee. Recommended to the board for approval changes to board committee composition with a view to committee and committee chair succession planning. Recommended Mr. Thomson as human resources committee chair, subject to his re-election at the 2019 annual meeting.

Governance standards and practices –

•  reviewed and approved meeting schedules for board approval, including the location of future off-site meetings with subsidiary boards in local markets

•  oversaw a comprehensive director orientation and education program, including hearing from leading thinkers in cyber-security, environment, social and governance topics and artificial intelligence

•  reviewed director compensation and equity holding requirements including benchmarking to direct Canadian peers and international banks and concluded that compensation levels and equity requirements continue to be appropriate

•  reviewed the bank’s director independence definition against stringent legislative requirements, for board approval

•  bolstered the core leadership responsibilities contained in our non-executive Chairman mandate, available on our website

•  reviewed local and international regulatory developments, consumer protection initiatives and the new OSFI corporate governance guideline, and recommended changes to our corporate governance policies, committee charters and other mandates

•  reviewed the Chief Auditor’s annual report on the bank’s governance framework, which was also reviewed by the audit and conduct review committee

Corporate social responsibility –

•  reviewed the bank’s CSR strategy, priorities and reporting and international trends in this area

•  monitored the bank’s CSR priorities throughout the year including youth, community initiatives and environmental matters

Stakeholder engagement –

•  revised its charter to include explicit responsibilities for the bank’s approach to shareholder engagement as well as the bank’s approach to global emerging areas of focus for the bank’s stakeholders, including environmental and social issues

•  reviewed reports on the bank’s stakeholder engagement and areas of global focus, including climate change, human rights and gender pay gap reporting

•  with the entire board, met with OSFI to discuss various topics including corporate governance matters

•  reviewed shareholder proposals and the bank’s responses

Board, Committee and Director Assessment –

•  oversaw the board, committee and director assessment process. Following a detailed questionnaire, the Chairman and committee chair conducted individual interviews with directors and senior management. No material issues were raised as part of the assessment. The Chairman and the committee chair developed an action plan to address areas for improvement

Subsidiary governance –

•  reviewed the subsidiary governance report with the bank’s Chief Corporate Governance Officer and discussed oversight and priorities for the coming year

•  discussed reports on subsidiary governance developments throughout the year

48	Scotiabank

GOVERNANCE

HUMAN RESOURCES COMMITTEE

Aaron Regent (chair)

Nora Aufreiter

Guillermo Babatz

Thomas O’Neill

Una Power

Indira Samarasekera

Barbara Thomas

Scott Thomson

Benita Warmbold

meetings: 7 (including a joint session with the risk committee)

At each meeting, the committee:

•   met separately with its independent advisor

•   met in camera without management present

The committee conducted a thorough assessment
of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The human resources committee is responsible for overseeing our human resources and compensation program and practices (total rewards including salary, incentive plans, pension plans and benefits and our executive compensation program specifically), leadership succession and the performance management of the President and CEO.

2018 key responsibilities and highlights

Compensation philosophy and human resources policies and practices

•  reviewed compensation policy, clawback policy, executive compensation practices and program design including the design and competitiveness of the bank’s incentive and equity-based compensation programs

•  oversaw alignment with our pay for performance strategy and risk appetite

•  oversaw the design, effectiveness and competitiveness of our benefits programs globally

•  reviewed the funding, performance and the investment strategy of the bank’s global pension plans and reviewed the global pension governance report

Compensation governance

•  reviewed evolving governance practices and the alignment of our compensation policies with best practices of the Financial Stability Board (FSB), IIF, European Banking Authority, Financial Conduct Authority, Prudential Regulation Authority, CCGG, and shareholder advisory firms such as Institutional Shareholder Services and Glass Lewis

•  met with the bank’s Chief Auditor to review the independent review of the alignment of our executive compensation program with FSB Principles for Sound Compensation Practices and Implementation Standards

•  oversaw changes related to regulatory requirements in our European operations

Executive compensation

•  oversaw all aspects of our executive compensation program and our incentive plans

•  reviewed share ownership guidelines and holding requirements after retirement and determined that they remain appropriate

•  assessed the performance of the senior leadership team and recommended to the board for approval the compensation for the President and CEO and his direct reports, control function heads and all executive vice presidents

•  recommended to the board for approval changes to the 2018 executive annual incentive plan to enhance the bank’s performance orientation

•  reviewed regulatory, governance and executive compensation trends and evolving practices

Managing compensation risk

•  reviewed risks associated with the design and funding of our material compensation plans with the risk committee and the Chief Risk Officer

•  with the risk committee, monitored the conduct of material risk impact employees through reports from the compensation review committee, including any actions and decisions related to adjusting individual compensation

Leadership and succession planning

•  reviewed and approved the mandates for all executive vice president roles and above, and job descriptions for control function heads

•  assessed the President and CEO’s performance against his approved mandate and performance objectives

•  oversaw management’s execution of the leadership strategy and succession planning process. This process is designed to build confidence in talent, enhance the quality of depth and diversity of executive talent, develop top leaders, place management closer to customers, markets and businesses, and strengthen the representation of women at the vice president level and above

•  continued to focus on leadership development for the bank’s most senior leaders (including existing initiatives such as a leadership development assessment and a global executive program developed in partnership with Duke Corporate Education, and new initiatives such as an evidence-based feedback program for executive leaders and a next phase executive development program in partnership with Egon Zehnder)

•  gained greater visibility of the bank’s executive leadership pipeline through profile reviews of diverse, high-performing leaders and increased opportunities for interaction between leaders and the board

Management proxy circular	49

RISK COMMITTEE

Tiff Macklem (chair)

Guillermo Babatz

Charles Dallara

Thomas O’Neill

Eduardo Pacheco

Aaron Regent

Susan Segal

meetings: 7 (including a joint session
with the human resources committee)

At each meeting, the committee:

•  met with the audit and conduct review committee chair, who attended the meeting in full

•  met separately with the Chief Risk Officer

•  met separately with the Chief Compliance and Regulatory Officer

•  met separately with the Chief Anti-Money
Laundering Officer

•  met in camera without management present

(except for one meeting where the committee waived the requirement).

The committee conducted a thorough assessment of
its performance against its mandate and is satisfied
that it carried out its duties and responsibilities.

The risk committee is primarily responsible for risk oversight and advising executive management on highly sensitive matters and major strategic issues as they relate to the bank’s risk appetite framework.

2018 key responsibilities and highlights:

Risk oversight –

•  reviewed and approved our significant financial and non-financial risks from an enterprise-wide perspective

•  reviewed and approved significant country, industry, market and portfolio risks and limits

•  reviewed quarterly enterprise risk reports on the bank’s risk profile, and discussed the top and emerging risks facing the bank

•  dedicated significant time to review of technology, cyber-security and operational risks

•  met with executives to discuss risk considerations, exposures and commercial initiatives in particular business areas of the bank

•  reviewed and recommended our recovery plan for board approval

Risk appetite framework –

•  reviewed our enterprise risk appetite framework and its alignment with our strategic plan, and recommended this, along with the enterprise-wide risk management framework, to the board for approval

•  reviewed significant risk management frameworks and recommended these for board approval

Risk culture –

•  added oversight of the promotion and maintenance of a strong risk-aware culture throughout the bank as one of the committee’s key responsibilities

•  recommended the bank’s risk culture summary framework for board approval

•  reviewed with management the bank’s risk culture initiatives

•  reviewed management’s report on reputational risk management and the activities of the reputational risk committee

Compensation risk –

•  met with the human resources committee to jointly review and recommend key elements of our executive compensation program, including plan design, targets, metrics and potential payouts

•  reviewed the President and CEO’s annual declaration of employee, director and officer compliance with the bank’s code of conduct

•  held a joint meeting with the human resources committee to review risks associated with executive compensation, incentive plans, the business performance factor and incentive awards. Concluded an assessment with the Chief Risk Officer that no risk adjustment was required given that risks were within the bank’s appetite.

Oversight of risk, compliance and anti-money laundering functions –

•  reviewed regular reports about our global compliance and anti-money laundering and anti-terrorist financing programs

•  approved the mandate of the Chief Risk Officer, Chief Compliance and Regulatory Officer and Chief Anti-Money Laundering Officer, and assessed each officer’s effectiveness and performance reviews

•  recommended the expansion of the Chief Compliance and Regulatory Officer role to include global enterprise risk management, including core risk and risk culture

•  oversaw the independence of the global risk management, global compliance and anti-money laundering departments, assessed the effectiveness of the departments, reviewed their succession plans, and approved their mandates, budgets, organizational structures and resources.

50	Scotiabank

3	Executive Compensation

At Scotiabank, our goal is to share information with our shareholders that is clear and relevant, to help you understand our executive compensation program and our compensation decisions in 2018. This section discusses our compensation program and the processes we follow when making appropriate compensation decisions that are tied to our performance and our risk appetite.

OUR NAMED EXECUTIVES

Brian J. Porter President and Chief Executive Officer

Sean D. McGuckin Group Head and Chief Financial Officer

Rajagopal Viswanathan Acting Chief Financial Officer

Ignacio “Nacho” Deschamps Group Head, International Banking and Digital Transformation

Dieter W. Jentsch Group Head, Global Banking and Markets

James P. O’Sullivan Group Head, Canadian Banking

Dear fellow shareholders,	Message from the chair of the human resources committee

On behalf of the human resources committee and the board, I am pleased to share with you our approach to executive compensation, including the framework we used to make pay decisions for our CEO and other named executive officers for 2018. We have a compensation philosophy that supports our performance-oriented culture and our goal of delivering strong, predictable and consistent results to our shareholders over the mid to long term, without encouraging excessive risk-taking.

We believe that executive compensation should be strongly linked to corporate performance and have a direct relationship to the contributions our executives make toward the achievement of overall results. Aligning executive pay with performance also ensures their compensation is aligned with shareholder value. This includes the compensation of our CEO and other named executives.

Our objective is to have a compensation program which is clear, easily communicated and understood by our employees, shareholders and other stakeholders. Specifically, our compensation strategy centres around five goals:

•	focusing executives on the mid to long term by paying out compensation over time and making the majority of compensation equity-based
•	ensuring all compensation programs and pay decisions follow sound risk management principles and prudent practices
•	reinforcing the accountability of executives by making a significant portion of pay variable and making pay decisions that are based on performance and free from bias
•	supporting the bank’s goals by paying for performance against the same metrics we use to measure success
•	designing programs that are fair and in line with the companies with which we compete for talent.

Management proxy circular	51

We believe in the importance of managing compensation risk, and the flexibility to apply discretion, when appropriate, in determining the final pay for performance decisions. While our incentives begin with a formula, we believe shareholders are best served by the committee applying judgment to the final assessment, including making considered decisions to adjust payouts up or down when appropriate.

Scotiabank’s performance this year

2018 was a solid year for the bank despite facing tough markets and a backdrop of challenging and volatile geographic and economic conditions. We delivered another year of record earnings as we met or exceeded our medium-term guidance, with adjusted net income growth of 10% year-over-year. Adjusted operating leverage, which measures the difference between year-over-year revenue growth and expense growth, remained strong. Increased focus on our customers’ experience combined with our financial success yielded performance in 2018 that was above target for compensation purposes.

	2018 target	2018 performance for compensation purposes	performance vs. target
Earnings per share	$6.86	$7.11	Above target
Return on equity	14.5%	14.9%	Above target
Operating leverage	3.1%	3.75%	Above target
Customer	100	113	Above target

These results are reflected in our annual incentive plan this year by a slightly higher business performance factor (adjusted for relative financial performance) of 117 compared to 116 in 2017. We exceeded all of our 2018 corporate performance metrics compared to 2017 when we exceeded three of the four metrics. All of our performance objectives in 2018 were higher than last year to reflect our ongoing commitment to delivering strong results to our shareholders. The board adjusted the business performance factor to reflect our performance relative to peers, and exercised discretion to reflect the shareholder experience in 2018, resulting in a final relative performance adjustment of -4 and a final business performance factor of 117.

Payout of our mid-term incentive, which is based on our three-year total shareholder return (TSR) and three-year average return on equity (ROE), was above target at 105. Our annualized three-year TSR of 10.3% was slightly above the median of our performance comparator group (10.2%), and our three-year average ROE was above target.

CEO performance and compensation

Throughout the year, Mr. Porter oversaw several strategic acquisitions and invested in forming new partnerships, materially enhancing the bank’s earnings quality, strategic focus and growth prospects for the mid to long term. Notable aspects of Mr. Porter’s performance in fiscal 2018 include:

•	delivering 9% earnings per share growth and 14.9% ROE
•	expanding the bank’s structural cost transformation program which achieved net cost reductions of more than $1 billion
•	advancing the bank’s digital transformation, and executing on strategies to advance data privacy and governance, and strengthening our analytics capabilities
•	strengthening the core of the bank: notably, enhancing our technology and cyber-security infrastructure, and our compliance and non-financial risk processes
•

strengthening our wealth management business through the acquisition of Jarislowsky Fraser and MD Financial Management and our international businesses through the acquisition of BBVA Chile and Citibank’s consumer and small business portfolio in Colombia.

Mr. Porter’s performance at year end was assessed on all-bank business performance as measured against the four corporate performance metrics above and his achievement of key strategic deliverables. The board awarded Mr. Porter total direct compensation of $11,200,000 for his 2018 performance and contribution – 7% higher than his 2018 target and 3% higher than 2017, due to increases in his base salary and variable compensation. The increase in his variable compensation reflects the bank’s strong performance during 2018 and Mr. Porter’s performance in advancing our strategic agenda through his strategic deliverables, including realizing significant net cost reductions, strengthening the core of the business, delivering key acquisitions in the wealth management business and internationally, and advancing our digital transformation and performance culture.

	2018 compensation	2018 target	2017 compensation
Total direct compensation	$11,200,000	$10,500,000	$10,860,000
% variable	89%	89%	91%

52	Scotiabank

EXECUTIVE COMPENSATION

CEO realized and realizable compensation

You will find a detailed discussion of Mr. Porter’s 2018 compensation starting on page 77.

The graph to the right shows the CEO’s realized and realizable compensation over the last five years, and demonstrates the relationship between shareholder returns and CEO compensation. Realized compensation includes base salary, the annual incentive awarded, the value of stock options exercised and payout of performance share units (PSUs). Unrealized compensation includes the change in value of outstanding PSUs and unexercised stock options.

•  When outstanding equity awards are realized in the future, their value will be fully aligned with the shareholder experience and will reflect the success of the bank’s progress in its key strategic areas. Equity and annual incentive awards make up 89% of the CEO’s package and the realized value will fully reflect performance.

•  The total CEO realized and realizable pay line decreased from 2017 to 2018 in line with the decrease in shareholder and TSX composite returns.

Finding the right balance

In the past year, the senior leadership team has made meaningful changes to position the bank for success over the long term. In particular, we have strengthened our core functions, and acquired new high-quality assets, talent and technology that will improve our competitive positioning in key geographies and businesses for years to come. The committee is confident about the decisions we’ve made on executive compensation and its alignment to the bank’s performance. We believe Scotiabank’s executive compensation program strikes the right balance between appropriate and competitive compensation and alignment with shareholder interests.

On behalf of the human resources committee, I encourage you to take some time to read the compensation discussion and analysis, and invite you to vote on our approach to executive compensation at this year’s annual meeting. As always, we welcome your feedback, comments and questions at executive.compensation@scotiabank.com.

Sincerely,

Aaron Regent

Chair of the human resources committee

Management proxy circular	53

Important things to know

We review the executive compensation program every year and refine it as appropriate to align more closely with our strategy, our focus on building shareholder value, mitigating risk and improving competitiveness. Our program reflects best practices and the feedback we hear from our many stakeholders, including our shareholders.

WE ARE COMMITTED TO BEST PRACTICES

On the right, we describe our compensation governance practices which are reviewed on an ongoing basis for alignment with shareholder interests.

Each year, the human resources committee reviews our practices against changing regulations and emerging best practices. The board approves the committee’s charter annually, including any changes that enhance our processes and standards.

WHAT WE DO
Pay for performance

▶ Compensation is mostly variable and not guaranteed

▶ Compensation is aligned with both individual and corporate performance over the short, medium and long term

▶ A significant portion of compensation is linked to long-term performance

▶ Compensation is linked directly to our strategy, using financial and non-financial, and absolute and relative performance metrics

▶ We look at payouts under various scenarios when determining performance metrics for our incentive plans

▶ We make pay decisions within our risk appetite, considering projected capital ratios

▶ We reduce or withhold payouts when performance is significantly below expectations

▶ We will claw back or require forfeiture of awards in situations of fraud, misconduct, inappropriate risk-taking or material misstatement of our financial results

Effective compensation governance

▶ We have a qualified, experienced and independent human resources committee that uses an independent advisor

▶ Our human resources committee meets jointly with the risk committee to review all key elements of our material incentive plans

▶ We consider both horizontal and vertical pay analyses when determining the President and CEO’s compensation for the year

▶ We review compensation recommendations from a gender perspective to ensure decision-making is free from bias

▶ We require executives to have an ownership stake in Scotiabank, and our most senior executives are required to maintain holdings for a period of time after they retire

▶ We cap payouts from our incentive plans

▶ We have double-trigger change-of-control provisions in our equity plans requiring both a change of control and termination before any accelerated vesting of awards

▶ We have specific compensation criteria for employees who have a material impact on risk

▶ We have tools and processes to adjust compensation for misconduct, if any

▶  The compensation review committee, which includes the Chief Risk Officer, conducts ongoing risk and conduct reviews and reports its findings, including any adjustments to compensation, to the human resources committee

▶ We have local conduct committees in our major countries to provide local input and support to the compensation review committee process

▶ Our human resources committee arranges for an independent review of our compensation program and practices every year

▶ We give shareholders a “say on pay” and engage in discussions with regulators, shareholders and shareholder advisory groups throughout the year

X WHAT WE DON’T DO

▶ We do not reprice stock options or grant stock options at a discount

▶ The structure of our executive compensation program does not encourage excessive risk-taking

▶ We do not benchmark ourselves against companies that are significantly larger than we are

No hedging nor assignment

▶ Executives are not permitted to use hedging to undermine the risk alignment in our compensation plans

▶ Executives are not allowed to assign, pledge, or transfer their equity-based awards

No guarantees

▶ We do not guarantee a minimum level of vesting in our performance share unit plan

▶ We do not have employment agreements with multi-year guarantees

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EXECUTIVE COMPENSATION

Compensation discussion and analysis

1. Strategy

We are committed to delivering strong, consistent and predictable earnings to our shareholders over the mid to long term.

Our core strategy is based on a strong foundation in Canada, with international operations in select regions with a particular focus on the Pacific Alliance and the United States. We continue to effectively deploy capital and other scarce financial resources in the best interests of our shareholders – through organic investment and selective acquisitions in strategically-important areas, while downsizing or exiting products and geographies that are non-core. At the same time, we continue to invest in the bank’s capabilities – including digital, technology and cyber-security – and further strengthen our corporate functions.

Our long-term strategic agenda includes five focus priorities, all aimed at delivering superior outcomes for our shareholders, customers and employees. This year we continued to focus on implementing our strategic agenda and building on our momentum:

•

Increase customer focus: Over the past year, we had a comprehensive series of efforts underway across the bank to improve the customer experience. From the feedback we received from our customers, we have improved end-to-end customer journeys and have become more relevant to our customers, reflected in measureable improvements in our net promoter scores. We are moving from focusing on products to focusing on delivering a superior customer experience.

•

Enhance leadership depth, diversity and deployment: We increased the depth of the leadership pool to strengthen the bank’s management team – particularly in Wealth and Asset Management and our Pacific Alliance countries, through our Jarislowsky Fraser and MD Financial Management acquisitions, and acquisitions in Peru, Chile and Colombia, respectively. Women at the vice president and above levels increased to 34% globally and 39% in Canada, significantly higher than five years ago. In 2018, we continued to strengthen the core of the bank specifically in corporate functions with numerous senior appointments including in audit and anti-money laundering.

•

Better serve our customers while enhancing enterprise productivity: Our continuous improvement mindset has helped us reduce costs, re-engineer processes and enhance revenue in a meaningful way – driven in part by increased digitization and smart automation – while better serving our customers. Our Structural Cost Transformation program has evolved to focus more broadly on Enterprise Productivity, by emphasizing both cost and revenue opportunities. Our efforts around enterprise productivity will drive sizable financial outcomes and support cultural change to become an even better bank.

•

Drive a digital transformation: The bank is now investing more purposefully than before – shifting the mix of investments toward changing the bank from investments focused on running the bank. We have made a strategic choice to ramp up our investment in technology at a faster rate than non-technology investments, enabling better customer experiences and more efficient operations. Our technology investment of $3.3 billion (approximately 11% of our revenue) for fiscal 2018 puts us in line with our global peers. This reflects our conscious choice to invest for the future, and to be well-positioned among technology leaders.

•  Align our business mix with deeper customer relationships: We significantly enhanced our earnings quality, strategic focus and growth prospects over the past year with $7 billion of strategic acquisitions. We also invested in forming several new important partnerships with MLSE and the Canadian Medical Association, which will deepen our customer relationships and create meaningful shareholder value for the medium to long term.

Our compensation strategy

Our executive compensation strategy supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. We pay for performance, with a strong emphasis on variable incentive compensation.

Our compensation program is built with five goals in mind:

Management proxy circular	55

REINFORCING ACCOUNTABILITY

by clearly aligning compensation with individual and corporate performance

Most of what we pay our executives is awarded as annual, mid-term and long-term incentives. These incentives are variable and not guaranteed.

We set performance ranges for the annual and mid-term incentive plans, so executives earn more when performance is strong and less when performance is down. The annual incentive pool is funded by bank performance (both absolute and compared to our peers). Individual performance determines each executive’s share of the pool.

Compensation mix

The human resources committee establishes a target compensation mix for each executive based on three criteria:

• the executive’s ability to affect results over the longer term – more senior roles have a higher percentage allocated to mid- and long-term incentives, which are equity-based and linked to longer-term performance

• market practice for similar positions in our compensation comparator group, and

• regulatory requirements to defer incentive awards.

A progressively larger portion of compensation is delivered as deferred compensation for more senior executives to align their interests with shareholders. Compensation is mostly variable, based on performance and not guaranteed.

SUPPORTING OUR STRATEGY

by assessing performance for compensation purposes against the same financial and non-financial metrics we use to drive performance for our shareholders

We link executive compensation directly to our strategy by incorporating key performance indicators into our annual and mid-term incentive plans. Several of the indicators specifically align to our focus priorities.

Absolute performance is measured against the objectives in our business plan. Relative performance is measured compared to our performance comparator group.

ROE measures how efficiently we earn profits on behalf of our shareholders, and is one of the most important measures of our overall performance. We therefore include it in both the annual incentive plan and the PSU plan to focus our executives on increasing shareholder value over the short, medium and long term.

Operating leverage and ROE are not defined terms under generally accepted accounting principles (GAAP) and may not be comparable to similar terms used by other financial institutions.

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Key performance indicators	How they are used in our incentive plans	How they support our strategy

Financial metrics
Return on equity	• absolute performance	increase shareholder value, balancing risk and return
Earnings per share	• absolute performance • adjustment factor for relative performance using earnings per share growth	increase shareholder value by increasing earnings
Operating leverage	• absolute performance • adjustment factor for relative performance	reduce structural costs by measuring the difference between our growth in revenue and growth in expenses
Revenue	• adjustment factor for relative performance using revenue growth	increase shareholder value by creating and growing new business relative to our competitors
Net income	• adjustment factor for relative performance using net income growth	increase shareholder value by improving profit growth relative to our competitors
Total shareholder return	• relative performance	increase shareholder value by measuring our share performance compared to our peers
Non-financial metrics
Customer	• absolute and relative performance	focus on customers by measuring customer advocacy and their likelihood to recommend us. We use Net Promoter System (NPS) to measure customer advocacy and reinforce sustainment of positive customer experiences

EMPHASIZING THE LONG TERM

by paying compensation out over time

A key aspect of our executive compensation design is that a significant portion of executive compensation is deferred and aligned with our share price. We believe that having a longer-term personal investment in the bank aligns the interests of executives and shareholders, encourages our executives to make decisions that increase shareholder value over time, and at the same time discourages them from taking undue and excessive risks.

The ultimate value of our long-term incentive awards depends on our long-term performance. The largest portion of executive compensation is equity-based, which vests and pays out over three to 10 years. Executives can also choose to defer some or all of their annual incentive award by taking it as deferred share units (DSUs), which they must hold until they leave the bank.

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Share ownership requirements

We require our executives to hold equity in the bank to make sure their interests are aligned with those of shareholders. Share ownership requirements vary by level, and our most senior executives must maintain their ownership for a period of time after they retire. First-time appointed executives have five years to meet their initial share ownership requirements; upon promotion to a more senior level, the executive has three years to meet their new holding requirement. Common shares, outstanding DSUs, PSUs and holdings through our Employee Share Ownership Plan (ESOP) all count towards meeting the requirement.

Share ownership requirement
CEO	8x base salary – must hold for two years after retirement
Group heads	5x base salary – must hold for one year after retirement
Co-Group heads, Global Banking and Markets	2x total cash compensation (base salary plus annual incentives) – must hold for one year after retirement
Executive vice presidents	3x base salary
Senior vice presidents, vice presidents and managing directors	1x to 2x base salary

ATTRACTING AND RETAINING EXECUTIVE TALENT

by making sure compensation is competitive and aligned with our strategy

Our programs are designed to attract, retain and motivate high-calibre executives to achieve our goals. We benchmark our compensation and performance against companies we compete with for executive talent and capital, and that are comparable to us in business, size of revenue, net income, market capitalization and number of employees.

Our compensation comparator group includes Canada’s eight largest financial institutions: Bank of Montreal, CIBC, Royal Bank of Canada, TD Bank, National Bank, Manulife Financial, Sun Life Financial and Great-West Lifeco. We benchmark target total compensation for executives against these companies using data provided by Korn Ferry Hay Group (Hay Group), an external consulting firm. Benchmarking is based on roles, taking into consideration the scope and relative complexity of the role in relation to the comparator group, and includes salary, incentive awards, total compensation and compensation mix. This information is considered during our compensation decision-making process.

Our performance comparator group, which we use to assess relative performance in our mid-term incentive plan, includes Canada’s largest banks: Bank of Montreal, CIBC, Royal Bank of Canada, TD Bank, and National Bank.

The table below includes information from public disclosure filings for the most recent fiscal year. Data for the banks is as at October 31, 2018. Data for the insurance companies is as at December 31, 2017.

Comparator groups			Compensation comparator group

	Compensation comparator group	Performance comparator group
Bank of Montreal	✓	✓
CIBC	✓	✓
Royal Bank of Canada	✓	✓
TD Bank	✓	✓
National Bank	✓	✓
Manulife Financial	✓
Sun Life Financial	✓
Great-West Lifeco	✓

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EXECUTIVE COMPENSATION

ENSURING PRUDENT COMPENSATION RISK MANAGEMENT

by balancing risk and reward in our compensation structure and ensuring our programs do not encourage excessive risk-taking

Our compensation programs are guided by the FSB’s Principles for Sound Compensation
Practices and Implementation Standards and Supplementary Guidance (FSB Guidelines), which have been adopted by our primary regulator, and other applicable regulatory guidance. A key objective of the FSB Guidelines is ensuring that compensation programs, policies and practices align with effective risk management to enhance the stability and soundness of the international financial system and to protect against excessive risk-taking.

The table below sets out how our compensation program and governance framework align with key elements of the FSB Guidelines, including how risk management is integrated into our compensation process. Please also see page 37 for information on our risk management framework, page 62 for more about compensation risk oversight, and page 64 for our key compensation policies.

FSB guidelines	Our alignment

Our board exercises good stewardship to ensure our compensation program works in harmony with our other practices that balance risk and support a strong risk culture

Principle 1 Board oversees the compensation program design and operations

▶  Our independent human resources committee is responsible for the bank’s compensation programs. The committee includes members with extensive governance and risk management experience, and it retains an independent advisor for compensation matters

▶  The committee approves and/or recommends to the board for approval, compensation principles, policies, and programs, including total payouts and vesting under material incentive plans, equity grants and compensation for our material risk takers, as well as appropriate risk adjustments to ensure our incentive pool funding aligns with our risk appetite framework

▶  Our board has discretion to adjust total mid- and long-term compensation paid, or the amounts paid to individuals, and can choose to reduce the payout value of awards, based on its assessment of performance and risk outcomes over the performance period, including to zero

Principle 2 Board monitors and reviews the compensation program to ensure it is operating as intended

▶  The human resources committee meets jointly with the risk committee as needed to review risks associated with our material compensation programs

▶  The Chief Risk Officer updates the human resources and risk committees on any risk-related incidents and performance against our risk appetite framework for purposes of making compensation decisions, including an assessment of risk-related considerations separate from the mechanisms in our incentive plans

▶  Our internal audit department conducts an annual review of our compensation practices and major compensation plans for compliance against FSB Guidelines and reports back to the committee

Principle 3 Control function employees are compensated in a manner independent of the business areas they oversee

▶  Compensation for employees in control and stewardship functions (such as risk management, legal, compliance, finance, internal audit, anti-money laundering and human resources) is independent of the line of business. Control function employees have a direct reporting line through the functions to ensure conflicts are avoided

▶  We tie compensation for employees in our control functions to overall bank performance and not to the performance of the business line they support. These employees participate in the bank’s overall program, and are not included in any incentive program offered by the business line they support

▶  Management in control functions has day-to-day responsibility and ultimate accountability for their employees, including hiring decisions, performance appraisals and compensation

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FSB guidelines	Our alignment

Our compensation program takes into account the risks that employees take on behalf of the bank, including future risks and risk outcomes

Principle 4 Compensation is adjusted for all types of risk

▶  We manage risk by ensuring that performance objectives – for the bank overall, by business line, country and individual – can be accomplished within the bank’s risk appetite. Individual objectives are aligned with risk in each executive’s mandate, which includes their accountabilities for risk and compliance. Our clawback policy allows the bank to reduce or cancel incentive compensation that has already been awarded or granted, including variable incentives, if appropriate

▶  To help ensure risk adjustments to incentive plans are appropriate, the Chief Risk Officer presents an assessment of risk considerations to the human resources and risk committees. Risk assessments take into consideration key metrics – such as credit, market, liquidity, capital, operational, and strategic risks – for the bank overall and for each business line. A risk dashboard, which includes both qualitative and quantitative criteria, allows for systematic review of risk considerations in the compensation plans. The dashboard is tied to our risk appetite framework, credit risk appetite and enterprise-wide risk management framework

▶  How well an executive or employee adheres to our business values, codes of conduct, and risk and compliance-related policies is a key consideration for individual compensation awards. We have tools and processes that address the link between compensation and conduct. For employees that have a material impact on risk, the compensation review committee looks at any material conduct issue to make sure there is an appropriate link between incentive compensation and risk including conduct risk that can result in harm to the bank, our customers, or other stakeholders

Principle 5 Compensation outcomes are symmetric with performance and risk outcomes

▶  We pay for performance and risk outcomes, with a strong emphasis on variable incentive compensation especially at senior levels of the bank. Our most senior executives are focused on overall bank interests and performance. Our compensation program provides pay that varies based on the performance and risk outcomes of the bank as well as individual performance. When our goals are:

•  met, we can expect our employees to be compensated in aggregate at market

•  exceeded, we can expect our employees to receive compensation above market

•  not met, we can expect our employees to be compensated below market

▶  Final payout of PSUs is subject to the achievement of ROE and TSR measures and can range from 0% to 125% of the original award. There is no minimum guaranteed level of vesting, and our PSUs do not vest without board approval. The board may use its discretion to adjust the performance factor when the calculated factor does not reflect all of the relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control, etc.), including the possibility to reduce payouts to zero

▶  As part of the Chief Risk Officer’s risk assessment, prudent valuations for capital adequacy are conducted to ensure we are appropriately managing our capital to produce shareholder returns. As each business line is allocated equity which reflects their respective economic capital, our capital adequacy assessment ensures our capital is adequate to meet current and future risk, and achieve strategic objectives. These prudent valuations ensure business lines are being charged adequately for the risk inherent in their respective business, and feed into the determination of incentive pools. Potential risks affecting capital strength include: concentration risk, off-balance sheet risk, liquidity risk, current and future capital needs and economic profit

▶  Guaranteed incentive payments are discouraged, and multi-year guaranteed incentive payments are not permitted. One-time awards may be selectively provided to new-hire employees to compensate for the loss of income as a result of deferred compensation foregone from a previous employer. These awards are typically long-term compensation which is contingent upon continuous employment, and subject to performance and our clawback policy

Principle 6 Compensation payouts are sensitive to the time horizon of risk

▶  The proportion of mid- and long-term incentives typically increases as the time horizon and magnitude of risk an employee is responsible for increases

•   For employees in material risk impact roles, at least 40% of their incentive compensation is deferred. At least 60% of incentive compensation for more senior executives and our most highly-paid employees is deferred, subject to local market practices

•   Equity-based compensation is generally deferred for at least three years, and any annual incentive taken as DSUs is deferred until the employee leaves the bank, subject to tax effectiveness or other legal limitations in countries outside Canada

▶  We require executives to hold equity in Scotiabank to align their interests with those of our shareholders. Share ownership requirements vary by level, and senior executives must maintain their ownership for a period of time after they retire

Principle 7 The mix of cash, equity and other forms of compensation is consistent with risk alignment

▶  Our compensation program is designed to align the behaviour of those executives and employees who can influence the bank’s risk position with our risk appetite. We use a mix of annual, mid- and long-term incentives that reflect our risk appetite, and a substantial portion of incentive pay is in mid- and long-term incentives, which are capped where appropriate to avoid excessive risk-taking. Further, all incentive compensation is subject to our clawback policy

▶  Our anti-hedging policy prohibits employees from using hedging strategies or compensation-related insurance to circumvent the risk alignment effects of our compensation programs, and incentive awards cannot be assigned

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EXECUTIVE COMPENSATION

2. Compensation governance

The board of directors is responsible for executive compensation at Scotiabank.

The human resources committee is responsible for our compensation program and practices, and works in collaboration with the risk committee when making compensation decisions. It also receives advice from a qualified, independent third party advisor.

ABOUT THE HUMAN RESOURCES COMMITTEE

The human resources committee has nine independent directors and average committee tenure of 4.5 years. None of the members has ever been a Scotiabank executive.

All committee members bring extensive experience, acquired through their management involvement in public and private companies, educational institutions and other entities, and as seasoned directors. The table below lists the committee’s key skills for effective governance and oversight of our executive compensation program.

		Key Skills and Areas of Expertise

	On the committee since	Independent	Executive Compensation Experience	Governance Experience	Risk Management Experience	Human Resources Management Experience	President/CEO Experience	Other Executive Leadership Experience
Aaron Regent (Chair)	2014	●	●	●	●	●	●	●
Nora Aufreiter	2016	●	●	●		●		●
Guillermo Babatz	2017	●			●			●
Thomas O’Neill	2014	●		●	●		●	●
Una Power	2016	●	●		●	●		●
Indira Samarasekera	2009	●	●	●		●		●
Barbara Thomas	2007	●	●	●		●	●	●
Scott Thomson	2018	●	●			●	●	●
Benita Warmbold	2018	●			●			●

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Independent advice

The committee gets advice from a qualified, third-party advisor about compensation matters to make sure its decisions are fair and balanced, and reflect a broader perspective. The committee makes its final decisions after considering the advice received.

It has the following policies to make sure the advisor it hires is – and remains – independent:

•	management cannot use the same advisor
•	fees must be reported at each committee meeting along with a detailed description of all related activities
•	the committee meets with the independent advisor at every meeting without any members of management present.

The committee has retained Frederic W. Cook & Co., Inc. (FWC) as its independent advisor since 2009. The table below shows the fees paid to FWC in the last two fiscal years for the following services:

•	review of executive compensation practices and program design
•	competitive analysis of CEO compensation
•	trends in executive compensation, regulatory developments and governance best practices
•	perspective on appropriate total compensation mix and levels, based on competitive practice and performance
•	advance review of meeting materials to identify any other issues for the committee to consider when evaluating proposed changes to our compensation program and plan designs
•	attendance, either in person or by telephone, at all committee meetings.

	Fiscal 2018	Fiscal 2017
Executive compensation-related fees	$184,192	$139,660
All other fees	–	–
Total fees	$184,192	$139,660

FWC has confirmed that these fees are not significant relative to its total revenue and, therefore, do not affect its independence. FWC did not provide any other services to the committee or board in either year.

COMPENSATION RISK OVERSIGHT

Compensation risk oversight is an important component of our risk management framework. The human resources committee oversees compensation risk using an effective organizational structure, proper management oversight, comprehensive policies and discretion and an independent review by internal audit.

Organizational structure

We tie compensation for key stewardship and support functions (finance, risk management, internal audit, compliance, legal, anti-money laundering and human resources) to overall corporate performance, and not the performance of the business lines they support.

Heads of control functions (finance, risk management, internal audit, compliance and anti-money laundering) manage their groups independently from the business lines they support, and have final sign-off on hiring, compensation and performance assessment for key roles.

Management oversight

Compensation review committee

The compensation review committee identifies key employees whose roles could have a material effect on risk and ensures there is an appropriate link between their incentive compensation and risk. This includes senior executives and other employees who establish policies that significantly affect corporate risk, or manage material businesses, countries or regions.

The committee also reviews the compensation of any employee involved in a material incident, including issues related to conduct. The compensation review committee is chaired by the Chief Risk Officer, who provides updates on the committee’s activities, including all actions and decisions related to adjusting individual compensation, to the human resources committee. Material risk and conduct

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EXECUTIVE COMPENSATION

incidents reviewed by the compensation review committee may include inappropriate sales practices, insufficient oversight and tone from the top, incidents that create reputational risk for the bank, and behavior that is inconsistent with our code of conduct.

In the past two years, to facilitate the compensation review committee process, the bank created local conduct committees in select countries and regions, with membership of the local committees mirroring membership of the compensation review committee. The local committees provide input into the identification of material risk impact employees, and possible misconduct or risk events, if any.

The compensation review committee consists of the heads of control and stewardship functions, as well as the head of total rewards:

•	Chief Risk Officer (chair)
•	Group Head and Chief Human Resources Officer
•	Executive Vice President and General Counsel
•	Executive Vice President, Chief Compliance Officer and Head of Enterprise Risk
•	Executive Vice President and Chief Auditor
•	Executive Vice President and Chief Financial Officer
•	Senior Vice President, Total Rewards.

Human capital committee

The human capital committee is a management committee that has enterprise-wide accountability for the strategic direction, prioritization and progress of our global human resources strategy. Its mandate includes approving strategies, policies and programs relating to leadership, compensation, pensions and benefits.

The human capital committee is made up of the CEO and his direct reports:

•	President and Chief Executive Officer
•	Co-Group Head, Global Banking and Markets, Head, Global Capital Markets
•	Co-Group Head, Global Banking and Markets, Head, Global Corporate and Investment Banking
•	Group Head, International Banking and Digital Transformation
•	Group Head, Canadian Banking
•	Group Head and Chief Human Resources Officer
•	Group Head, Operations
•	Group Head and Chief Technology Officer
•	Chief Risk Officer
•	Executive Vice President and General Counsel
•	Executive Vice President and Chief Financial Officer.

Discretion

We make all decisions about compensation plan design and pay within the context of our risk appetite, taking into consideration projected capital ratios as reflected in the annual capital adequacy report to the board.

The annual incentive plan includes an adjustment for risk if the board believes excessive risk was taken to achieve the year’s results. The Chief Risk Officer reports on this directly to the risk and human resources committees in their joint meetings.

At year-end, the Chief Risk Officer also completes a review of performance over the past three years to determine if there were any material risk incidents that warrant a risk adjustment to the PSU payout.

The board can also use its discretion to:

•	reduce or withhold payment under the annual incentive plan if our results are significantly below expectations
•	not grant mid- and long-term incentive awards at all or to specific individuals
•	reduce the payout value of PSU awards that have already been granted (including reducing them to zero).

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Independent review

Internal audit conducts an independent review of our compensation programs and practices every year, and reports to the human resources committee. The results are also provided to OSFI. The review includes:

•	an assessment of the appropriateness of all material compensation plans and programs against our organizational goals, our risk profile and FSB Guidelines
•	an assessment of the appropriateness of payouts relative to risk
•	the compensation of key employees whose roles could have a material effect on risk through operations or policies, or manage material businesses, countries or regions.

The Chief Auditor presents its annual review to the human resources and risk committees to confirm that Scotiabank is in compliance with FSB Guidelines in all material respects.

KEY POLICIES

Compensation policy

Our compensation policy sets out a pay for performance philosophy that supports our strategic focus, encourages strong corporate performance and helps the bank create and sustain shareholder value. Among other things, our compensation policy outlines our approach to compensation risk oversight in our incentive plan design and funding. It outlines the minimum deferral rates for senior executives and individuals whose roles may have a material impact on the risk profile of our business, as well as our compensation structure for individuals in control and stewardship functions.

Hedging and assignment

Employees, officers and directors are not permitted to enter into short sales, calls and puts that involve Scotiabank securities. These restrictions are enforced through our compliance programs. To be eligible to receive equity-based awards, executives are required to attest that they will not use personal hedging strategies or compensation-related insurance to undermine the risk alignment effects embedded in our incentive compensation plans. Equity-based awards, and any entitlements that employees may have under our equity compensation plans, cannot be assigned or transferred, except when it is required by law.

Insider trading

Executives must pre-clear with our compliance department any trades to buy or sell our securities, including exercising stock options. Executives and directors are not allowed to trade during our trading blackout periods.

Clawbacks and forfeitures

Executives will forfeit outstanding incentive awards and/or repay compensation that has already been paid if there is a material misstatement of our financial results, inappropriate risk-taking, fraud, gross negligence, a breach of compliance rules or our code of conduct or inappropriate conduct resulting in significant losses, fines or penalties.

The following can be clawed back:

•   cash bonuses, commissions or payouts received from our deferred compensation plans

•   outstanding equity compensation, including PSUs, stock options and DSUs.

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3. Decision-making process

Our compensation process involves management, the human resources committee, the risk committee, advice from third party advisors, and the board for final approval.

We make all compensation program design and pay decisions within the context of our risk appetite.

The Chief Risk Officer regularly reports to the risk committee and identifies any concerns. These reports form the basis for any adjustments to our incentive pools.

1. Review the compensation program

Management:

•

reviews the compensation program – how it supports our strategy and how it compares with our competitors, using market data, research and perspective from external consultants (including Willis Towers Watson, Hay Group, Mercer and McLagan Partners Inc.) who provide data, advice or guidance to management about plan design

•	presents its recommendations to the human resources committee.

The human resources committee reviews the recommendations with the risk committee, and with its independent advisor, for recommendation to the board for approval.

2. Choose performance metrics and annual deliverables

Management determines business performance metrics and weightings for the incentive plans, and sets objectives for the bank overall, each business line and each country. The process includes testing various scenarios to understand performance under different conditions, to make sure the performance metrics and objectives support our strategy and reflect the bank’s risk appetite (including credit, market, operational, reputational, conduct and other risks).

The human resources committee reviews the performance metrics with the risk committee, and then recommends them to the board for approval.

The President and CEO reviews the annual deliverables that will be used to assess each senior executive’s individual performance, making sure these support our strategy. The President and CEO also presents his own annual deliverables in the context of our corporate goals and long-term strategy to the board for approval.

3. Set targets for executive compensation

Management develops target compensation and recommends variable pay for the senior leadership team, including executive vice presidents and above and senior leadership in Global Banking and Markets, after reviewing comparator compensation data provided by external consultants. Target compensation is aligned to the market, and adjusted for the scope of each executive’s role and responsibility to ensure the overall positioning is appropriate. Actual compensation for each executive is aligned with performance and reflects their execution of their strategic objectives.

The human resources committee:

•	reviews the target total compensation packages for the senior leadership team in relation to our compensation comparator group
•	looks specifically at compensation for key employees who have significant compensation arrangements or are subject to regulation in different environments
•	determines the target total compensation package for the President and CEO with input from its independent advisor.

4. Review corporate performance

Management:

•	assesses performance against the corporate performance metrics to develop a business performance factor for the incentive plans

Management proxy circular	65

•	evaluates our performance relative to the banks in our performance comparator group and assesses whether the factor should be adjusted for relative financial performance
•

carries out assessments, looking at the amounts accrued to the incentive plans to assess appropriate use of capital as well as whether funding of the incentive pool should be adjusted for other concentration, off-balance-sheet, liquidity or other potential risks

•	makes recommendations to the human resources committee.

The human resources committee:

•	reviews management’s recommendations, working with the risk committee
•	may make an adjustment for risk at the recommendation of the Chief Risk Officer
•	recommends the business performance factor for the incentive plans to the board for approval.

The board can reduce the size of the business performance factor based on its own risk assessment, which reduces the pool. It also has the discretion to reduce the payout to zero if we deliver results that are significantly below expectations.

5. Review individual performance

The compensation review committee reviews the conduct of employees whose roles could have a material effect on risk, and recommends any reductions to the President and CEO.

The President and CEO reviews the performance and compensation of his direct reports:

•

assesses senior management performance against their annual deliverables and leadership behaviours (annual incentive awards) as well as their leadership potential and sustained performance (deferred compensation awards)

•	recommends their salary, annual awards and equity awards, taking into account performance, leadership behaviours and potential and market position
•	recommends their compensation for the year to the human resources committee.

The human resources committee completes an in-depth assessment of the President and CEO’s performance in leading us towards meeting our goals, and setting and executing against our long-term strategy, including:

•	overall performance
•	implementation of the President and CEO’s strategies to increase shareholder value
•	achievement of his annual deliverables.

6. Award compensation

The human resources committee reviews and finalizes the recommendations for the President and CEO’s direct reports, the executive vice presidents, senior leadership in Global Banking and Markets, other control function heads and UK and Ireland employees who are governed by the EBA Guidelines on Sound Remuneration Policies and other local remuneration-related regulatory requirements. The board reviews the recommendations and approves the executive compensation decisions.

The human resources committee determines the President and CEO’s actual compensation, which it recommends to the board for approval. The President and CEO is not involved in determining his own compensation. The committee reviews reports from management and the President and CEO’s self-assessment, and consults with its independent advisor before making its recommendation to the board.

The committee’s independent advisor prepares a detailed analysis for the committee to review when making its decisions about the President and CEO’s compensation, including:

Horizontal benchmarking analysis:

•	target and actual compensation of the President and CEO’s peers in the compensation comparator group, and trends and competitive practice in the broader Canadian market

Vertical pay analyses:

•

a pay ratio comparison of the President and CEO’s pay package relative to the median Canadian family income. The median family income figure used for this analysis is $84,900, which is the latest figure published in 2016 by Statistics Canada, adjusted by the Bank of Canada’s average CPI-common rate for 2017 and 2018;

•	the President and CEO’s compensation in relation to the bank’s net income.

Following these reviews, the committee recommends the President and CEO’s compensation to the board for approval. Please see page 77 for details about Mr. Porter’s 2018 compensation.

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4. Program elements

The executive compensation program for named executives includes direct compensation (base salary and annual, mid- and long-term incentives), and indirect compensation (pension, group benefits and perquisites).

	Component	Purpose	Form	Performance period	Pay at risk profile

Direct compensation

Fixed	Base salary	Compensates executives for fulfilling their day-to-day responsibilities, including leadership and management skills	cash	ongoing	no risk

Variable	Annual incentive plan	Rewards executives for meeting annual corporate objectives (financial and non-financial) and individual annual deliverables	cash or DSUs that are redeemed for cash when the executive leaves the bank	one year	moderate risk

	Deferred compensation	Mid-term incentive rewards executives for creating sustained shareholder value over three years and achieving specific corporate performance objectives	PSUs	three years	significant risk

		Long-term incentive rewards senior executives for creating sustained shareholder value over three to 10 years and links their interests to those of shareholders	stock options	up to 10 years	significant risk

Indirect compensation

	Pension	Provides an important source of retirement income	defined benefit plan (contributory or non-contributory membership) supplemental pension plan (non-registered and unfunded, for some executives)	ongoing	no risk

	Group benefits	Invests in employee health and well-being Executives participate on the same basis as all other employees Varies based on level and local market	group life, accidental death and dismemberment, disability and extended health and dental insurance employee share ownership plan (Scotiabank matches an additional 50% up to a specified limit)[1]	ongoing	no risk

	Perquisites	Provides market competitive benefits Varies based on level	annual fixed allowance, paid quarterly (taxable benefit)	ongoing	no risk

1.	As of January 1, 2019, this has increased to 60%.

Management proxy circular	67

ABOUT THE ANNUAL INCENTIVE PLAN

Purpose	To reward annual performance in a way that supports our strategic plan

Who participates	All eligible employees, including all named executives The CEO has a total variable compensation target which includes his annual incentive as well as his mid- and long-term incentives. See page 78

How we determine the award	The amount of the award depends on the executive’s incentive target and performance factor. Each executive’s performance factor depends on his or her performance against annual deliverables established at the beginning of the year and leadership behaviours demonstrated during the year. To ensure the alignment between overall total compensation and performance, the total compensation relative to the prior year and to peers is also considered when determining the final award.

How we fund the pool

The annual incentive plan pool is funded by our business performance factor. The aggregate incentive pool is capped and cannot be exceeded.

The business performance factor is calculated using the same financial and non-financial metrics we use to measure our corporate performance:

•  absolute performance is measured against the objectives in our business plan

•  relative performance is measured against our peers

The business performance factor is capped at 150 for annual incentive plan purposes. In the case of the CEO, the business performance factor applies to all variable compensation. The factor is capped at 125 to align the CEO’s compensation opportunity with the market. See page 78

Payout	Cash or DSUs that are redeemed for cash when the executive leaves the bank

Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions

How we determine the award

Set at the beginning of the year Varies by job level, local market and role	Determines each executive’s allocation of the incentive pool Based on the executive’s performance against individual goals established at the beginning of the year

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EXECUTIVE COMPENSATION

How we fund the pool

Calculating the business performance factor

We calculate the business performance factor in three steps.

1. Assess performance against financial metrics	First we calculate a preliminary performance factor based on performance against four corporate performance metrics.

	Strategic focus Increase shareholder value balancing risk and return Why it’s important Measures how efficiently we earn profits on behalf of shareholders	Strategic focus Increase shareholder value by increasing earnings Why it’s important Measures our profitability by the increase in net income generated for shareholders	Strategic focus Reduce structural costs Why it’s important Measures the difference between the rate of growth in total revenue and the rate of growth in operating expenses	Strategic focus Focus on customers Why it’s important Measures customer advocacy and their likelihood to recommend us, and reinforces sustainment of positive customer experiences

2. Adjust based on relative financial performance

Next we adjust the factor up or down based on how we performed against our relative performance metrics.

Strategic focus

Increase shareholder value relative to our peers

Why it’s important

Performance is assessed against key financial metrics as disclosed by our peers including net income growth, earnings per share growth, revenue growth and operating leverage

Management proxy circular	69

3. Final adjustments by the board	Finally, the human resources committee reviews a risk assessment jointly with the risk committee and the Chief Risk Officer, and assesses the appropriateness of the factor.

The board reduces the factor if it believes excessive risk was taken to achieve the year’s results	The board also has the discretion to adjust the factor, including reducing the factor to zero (no payouts) if we deliver results that are significantly below expectations

Voluntary deferral of annual incentive plan award – taking DSUs instead of cash

Senior vice presidents and above can defer some or all of their annual incentive by taking it as DSUs instead of cash, as an additional way to align their interests with those of our shareholders. Executives must hold their DSUs until they leave the bank.

How it works:

•   Executives who want to receive their award in DSUs instead of cash must make this decision before the fiscal year begins.

•   When the annual incentive is determined at the end of the fiscal year, we convert the award to DSUs using the price of our common shares on the TSX on the first trading day of the fiscal year. This means the executive can lose or benefit, depending on how our shares perform over the fiscal year.

•   DSUs earn additional units as dividend equivalents at the same rate as dividends paid on our common shares.

•   Executives must redeem the DSUs by the end of the calendar year following the year they leave the bank.

Executives who decided to receive their 2019 annual incentive as DSUs will have their award converted to DSUs in December 2019 using $70.73, our closing share price on the TSX on November 1, 2018.

How our shares

performed in 2018

Our share price when executives chose to receive their 2018 award in DSUs was $83.09 (on November 1, 2017, the first trading day of fiscal 2018).

Our share price was $71.64 on December 17, 2018, when we converted the award to DSUs – a 14% decrease in value.

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EXECUTIVE COMPENSATION

ABOUT DEFERRED COMPENSATION

Purpose	To reward strong sustained performance over three to 10 years, and link the interests of executives and shareholders

How we determine the award	The amount of the award is based on each executive’s sustained performance during the year, their leadership potential as defined in the bank’s leadership resource plan, and their compensation target. The award is forward-looking, so the human resources committee does not consider the value of awards the executive has received in previous years when it is determining new grants

Form of award	Deferred compensation is equity-based and awarded to our named executives as follows: • 80% as PSUs (mid-term incentive) • 20% as stock options (long-term incentive)

Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions

	Mid-term incentive	Long-term incentive

Purpose	To reward executives for creating sustained shareholder value over three years and achieving specific corporate performance objectives	To retain senior executives, reward them for creating sustained shareholder value over three to 10 years, and link their interests to those of shareholders

Who participates	Vice presidents and above	Senior vice presidents and above

Form of award

PSUs

The amount of the award is converted to PSUs on the first day of the open trading window following the public release of our year-end financial results, using the average closing price of our common shares on the TSX for the 20 trading days ending on the last trading day before the grant date. PSUs earn dividend equivalents

Stock options

The amount of the award is converted to options on the sixth trading day in the open trading window following the public release of our year-end financial results, using the estimated compensation value of the stock options on the grant date

The exercise price is either the closing price of our common shares on the TSX on the trading day prior to the grant date, or the volume weighted average trading price for the five trading days immediately preceding the grant date (whichever is higher)

Options cannot be re-priced or exchanged for options with a lower price

Options cannot be sold to a third party – they can only be transferred to a beneficiary or legal representative if the holder dies

You can read more about our stock option plan beginning on page 90

Vesting and payout

PSUs vest and are paid out at the end of the three-year performance period based on our performance (see below for details). Vested units are paid out in cash

The amount the executive receives depends on the number of units that vest and our share price at the time of vesting:

•   the number of units that vest is determined by the performance factor (see pages 72 and 75)

•   vested units are converted to cash using the average closing price of our common shares on the TSX for the 20 trading days ending the day before the first day our trading window opens following the vesting date

•   payments are made by December 31 of the year the units vest, and withholding taxes apply

Options vest 50% on the third anniversary date of the grant, and 50% on the fourth anniversary date of the grant (options awarded before December 2014 vest 25% each year over four years, beginning on the first anniversary of the grant)

Executives can exercise their options after they vest

The amount the executive receives depends on our share price at the time they exercise the options

Withholding taxes and trading fees apply

Options expire after 10 years. If an option’s expiry date falls during an insider trading blackout period (or within 10 business days after the blackout), it will automatically be extended to 10 business days after the end of the blackout period

Potential adjustments

Our PSUs do not vest without board approval of the final performance factor and resulting payout

As part of the process, the Chief Risk Officer assesses whether a risk adjustment is appropriate. Additionally, the board may use its discretion to adjust the performance factor when the calculated factor may not reflect all of the relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control, etc.)

Such adjustments include the ability to reduce the performance factor to zero

Management proxy circular	71

How we calculate the performance factor for the mid-term incentive

The performance factor determines the number of units that will vest at the end of the three-year period. It ranges from 0 to 125. There is no minimum guaranteed level of vesting in our PSU plan. The board reviews the performance factor calculated using the formula below and assesses whether the outcome of the formula makes sense in light of the performance objectives established at the time of grant and other relevant considerations. Based on this assessment, the board may apply discretion to adjust the calculated performance factor, including reducing it to zero.

We calculate the performance factor using the same financial metrics we use to measure our corporate performance:

•	absolute performance is measured against the objectives in our business plan
•	relative performance is measured against our performance comparator group.

Objective: increase shareholder
value balancing risk and return over
the medium term

Why it’s important

Measures how efficiently we
earn profits on behalf of our
shareholders and is a strong indicator
of our overall annual performance

Objective: increase
shareholder value as
measured by our share
performance relative to our
peers over the medium term

Why it’s important

Measures the appreciation in
our share price compared to
our performance  comparator
group

The board can use its discretion to adjust the performance factor up or down, or eliminate the payout entirely based on its assessment of performance and risk

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EXECUTIVE COMPENSATION

5. 2018 Compensation decisions

2018 TOTAL DIRECT COMPENSATION

		Variable compensation			2018

		Annual incentive	Deferred compensation		Total direct compensation	% variable	% variable deferred
	Base salary ($)	Cash ($)	PSUs ($)	Stock options ($)	($)

Brian Porter	$1,200,000	$2,500,000	$6,000,000	$1,500,000	$11,200,000	89%	75%

Sean McGuckin	$550,000	$920,000	$1,304,000	$326,000	$3,100,000	82%	64%

Rajagopal Viswanathan(1)	$306,500	$300,000	$900,000	$100,000	$1,606,500	81%	77%

Ignacio Deschamps(2)	$604,014	$1,530,000	$2,560,000	$640,000	$5,334,014	89%	68%

Dieter Jentsch	$600,000	$2,140,000	$2,568,000	$642,000	$5,950,000	90%	60%

James O’Sullivan	$600,000	$1,220,000	$2,144,000	$536,000	$4,500,000	87%	69%

(1)

Mr. Viswanathan’s 2018 base salary is based on his role as Senior Vice President and Chief Accountant from November 1, 2017 to May 29, 2018 and his role as Acting Chief Financial Officer from May 30, 2018 to October 31, 2018. Mr. Viswanathan’s fiscal 2018 awards include a PSU award of $400,000 based on 2018 performance and a one-time restricted share unit award of $500,000 for the completion of Mr. Viswanathan’s role as Acting CFO. The restricted share units vest on November 30, 2019.

(2)

Mr. Deschamps’ salary, established based on his 2017 salary in USD, remained flat for 2018. Upon relocating to Canada, his salary is now in Canadian dollars. Mr. Deschamps’ base salary is based on his USD salary from November 1, 2017 to May 31, 2018 converted to Canadian dollars at USD$1.00 = CAD$1.2722, and his CAD salary from June 1, 2018 to October 31, 2018.

Please see the executive profiles beginning on page 77 for a detailed discussion of each named executive’s compensation for the year.

Annual incentive awards are based on the business performance factor and on individual performance. We discuss the business performance factor below. You will find a discussion of each named executive’s individual performance in their executive profile.

Deferred compensation (granted as 80% PSUs and 20% stock options) is awarded based on each executive’s performance during the year, their leadership potential as defined in the bank’s leadership resource plan, and their target compensation.

•

The PSUs will vest on November 30, 2021 upon board approval of the final performance factor and resulting payout. The amount the executives will receive depends on how many units actually vest, and our share price. The number of units that vest will be determined by the performance factor, which is calculated based on our absolute ROE versus annual targets and relative TSR over the three-year period. Vested units are paid out in cash.

•

50% of the stock options will vest in each of December of 2021 and 2022, and expire in 2028. Executives can exercise their options after they vest and the amount they receive will depend on our share price at the time of exercise.

2018 ANNUAL INCENTIVE AWARD

We use three steps to calculate the all-bank business performance factor, which determines the funding for the annual incentive: a factor based on financial and non-financial metrics, an adjustment based on relative financial performance, and a final adjustment by the board for risk and other considerations.

The formulas on the following page show that the all-bank performance factor this year is 117. This is slightly higher than last year’s factor of 116:

•

we exceeded all of our corporate performance metrics which resulted in a higher performance factor compared to 2017 when we exceeded three of the four metrics. All of our performance objectives in 2018 are higher than last year to reflect our commitment to delivering strong, consistent and predictable results to our shareholders over the mid to long term.

•

the board then adjusted the business performance factor to reflect our performance relative to peers, and exercised discretion to reflect the shareholder experience in 2018, so that the final relative performance adjustment was -4.

Management proxy circular	73

•

the board did not make any adjustment for risk this year. The Chief Risk Officer led a review of risk-related considerations separate from the mechanisms already embedded in the plans and concluded that the bank had operated within its risk appetite. As such, there was no need to make an additional adjustment for risk.

1. Performance against financial and non-financial metrics

Rating scale[1]	performance factor 50	performance factor 100	performance factor 150	performance for compensation purposes

Return on equity	13.1%	14.5%	16.0%	14.9%	▶	114

Earnings per share	$6.52	$6.86	$7.20	$7.11	▶	135

Operating leverage	-1.9%	3.1%	8.1%	3.75%	▶	107
Customer	–	100	–	113	▶	113

1.  Adjusted for acquisition-related costs, including Day 1 provision for credit losses impact on acquired performing loans, integration and amortization costs related to current acquisition and amortization of intangibles related to current and past acquisitions.

The board can use its discretion to reduce or withhold payment if our results are significantly below expectations. ROE and operating leverage are not defined terms under GAAP and may not be comparable to similar terms used by other financial institutions.

2. Adjust based on relative financial performance

Rating scale	performance factor -10	performance factor 0	performance factor +10	actual
Relative performance metric Our performance relative to peers	Significantly less positive than peers	Performance in line with peers	Significantly more positive than peers	The board then adjusted the calculated business performance factor to reflect our performance relative to peers, and exercised its discretion to reflect the shareholder experience in 2018	▶	-4

3. Final adjustments by the board

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EXECUTIVE COMPENSATION

PAYOUT OF 2015 PSU AWARDS

PSUs awarded to the named executives in 2015 vested on November 30, 2018 (the end of the three-year PSU performance period) after the board approved the performance factor and final payout. The table below shows how we calculated the payouts, which were made in December 2018.

The performance factor for these PSUs is above target at 105 because our three-year average ROE was above target and our three-year relative TSR was above median. This increased the number of PSUs that vested.

The vesting price is the average closing price of our common shares on the TSX for the 20 trading days ending on November 29, 2018, the day before the first day our trading window opened following the vesting date.

The difference between the grant value and payout value illustrates the link between pay and performance, and the alignment with the experience of our shareholders. It represents the growth in share price over the period and includes the impact of dividends paid on our common shares.

	Number of PSUs granted in 2015		Number of dividend equivalents received		Total PSUs		Performance factor		Vesting price ($)		Payout value on vesting ($)	Value on the date of grant (2015) ($)	Difference between grant value and payout value
Brian Porter	85,879	+	11,525	=	97,405	x	1.05	x	70.85	=	7,246,182	5,200,000	39%
Sean McGuckin	23,782	+	3,192	=	26,974	x	1.05	x	70.85	=	2,006,635	1,440,000	39%
Rajagopal Viswanathan	3,633		488	=	4,121	x	1.05	x	70.85	=	306,569	220,000	39%
Dieter Jentsch	34,088	+	4,575	=	38,662	x	1.05	x	70.85	=	2,876,177	2,064,000	39%
James O’Sullivan	21,140	+	2,837	=	23,977	x	1.05	x	70.85	=	1,783,676	1,280,000	39%

Mr. Deschamps was not an employee in 2015.

How we calculated the performance factor

We use two steps to calculate the performance factor for the PSU payout: absolute performance against our three-year ROE targets, and relative performance (our TSR compared to our performance comparator group over the three-year period).

Management proxy circular	75

Absolute performance factor

Our three-year average ROE is net income less preferred share dividends, expressed as a percentage of average common shareholders’ equity. ROE is assessed each year against an annual target, which is in line with the expected earnings target that forms part of the annual incentive plan.

	performance factor 0	performance factor 75	performance factor 100		performance factor 125	actual factor			Absolute performance factor (3-year average)

2018	7.3%	13.1%	14.5%		16.0%	14.9%	▶	107	108
2017[1]	6.9%	12.4%	13.8%	[2]	15.2%	14.6%	▶	114
2016[1]	7.1%	12.7%	14.1%		15.5%	14.3%	▶	104

1.

For awards vesting in 2016 and 2017, the number of PSUs that vested was determined within a performance factor range of 50 to 150. For purposes of the table above, the actual factors for those two years have been recalibrated to a range of 75 to 125. PSUs granted after 2014 have a performance factor range of 0 to 125.

2.

The 2017 ROE objective declined year-over-year because regulatory capital requirements significantly increased – our Common Equity Tier 1 (CET1) is much higher than it was previously. The 2017 ROE objective was lower than in 2016 in part to reflect our commitment to maintaining strong levels of regulatory capital.

Relative performance factor

Our relative TSR is the appreciation in our share price plus dividends reinvested over the three-year period, using the 20 trading-day average closing share price of our common shares on the TSX, compared to the TSR delivered by our performance comparator group.

	performance factor 75 (25th percentile	)	performance factor 100 (50th percentile	)	performance factor 125 (75th percentile	)	actual	Relative performance factor
Three-year TSR (annualized)	4.8%		10.15%		14.6%		10.3%	101

Based on a review of performance over the past three years, the Chief Risk Officer concluded that no risk adjustment to the PSU performance factor was required.

The committee reviewed these results and discussed whether a discretionary adjustment was warranted. After discussion and deliberation, the committee recommended no additional adjustment to the PSU performance factor.

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EXECUTIVE COMPENSATION

BRIAN J. PORTER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Brian J. Porter Toronto, Ontario, Canada

Brian Porter assumed the role of CEO on November 1, 2013.

Mr. Porter is responsible for defining, communicating and implementing the strategic direction, goals and core values for Scotiabank that maximize long-term shareholder value and return, and meeting the needs of the bank’s other key stakeholders: customers, employees and communities. He is accountable to the board for the development and execution of the bank’s strategy, compliance with all governance and regulatory requirements, and the overall financial performance of Scotiabank.

2018 Performance

Over the year, Mr. Porter oversaw several strategic acquisitions and invested in forming new partnerships, materially enhancing the bank’s earnings quality, strategic focus and growth prospects for the mid to long term.

Notable aspects of Mr. Porter’s performance during fiscal 2018 include:

•  Expanding the bank’s structural cost transformation program which achieved net cost reductions of more than $1 billion.

•  Advancing the bank’s digital transformation, executing on strategies to advance data privacy and governance, and strengthening our analytics capabilities.

•  Strengthening the core of the bank: notably, enhancing our technology and cyber-security infrastructure, and our compliance and non-financial risk processes.

•  Strengthening our wealth management business through the acquisition of Jarislowsky Fraser and MD Financial Management and our international businesses through the acquisition of BBVA Chile and Citibank’s consumer and small business portfolio in Colombia.

Highlights of our financial results are presented below:

	2018[1]	2017	Change
Total revenue	$28,775 million	$27,155 million	+6%
Net income after tax	$9,144 million	$8,243 million	+11%
Return on equity	14.9%	14.6%	30 basis points
Diluted earnings per share	$7.11	$6.49	+10%

1.

Adjusted for acquisition-related costs, including Day 1 provision for credit losses impact on acquired performing loans, integration and amortization costs related to current acquisition and amortization of intangibles related to current and past acquisitions.

The table below summarizes Mr. Porter’s accomplishments relative to key performance objectives established at the beginning of the fiscal year:

Performance objectives / strategic deliverables	Results
Continue to drive increased customer focus	Improved end-to-end customer journeys by systematically listening to and acting upon our customers’ feedback to deliver a superior experience, reflected in measureable improvements in our net promoter scores
Enhance leadership and employee engagement	Enhanced the bank’s performance culture to drive the desired culture shifts, improved diversity and inclusion across the organization, with a particular emphasis on female leaders, and strengthened the leadership team through a series of internal appointments and external hires
Significantly reduce structural costs	Continued building momentum on the bank’s structural cost transformation program. Achieved savings of more than $1 billion, well in excess of the target of $550 million
Execute key aspects of the digital transformation	Achieved significant growth in key digital performance metrics for the retail business (digital sales, digital adoption and branch transactions), and accelerated digital transformation by digitizing processes, optimizing the use of data, investing in tools and in core platforms to build our analytics capabilities and by using these enablers to drive a more integrated operating model
Improve the business mix to optimize the use of scarce financial resources	Acquired several high-quality businesses, most notably: Jarislowsky Fraser, MD Financial Management and BBVA Chile – increasing our operations in Wealth/Asset Management and the Pacific Alliance, enhancing the bank’s overall business mix and earnings quality, and positioning the bank for long-term growth

Management proxy circular	77

CEO Compensation

The board sets the CEO’s 2018 target level and mix of compensation based on the following – the target and actual compensation of peer bank CEOs, the size and international breadth and complexity of Mr. Porter’s role, his performance and experience in the role and the bank’s overall performance under his leadership. The board set the CEO’s target compensation for 2018 at $10.5 million, comprised of $1.2 million in fixed compensation (base salary) and $9.3 million in variable compensation (annual, mid- and long-term incentives).

Mr. Porter’s performance at year end was assessed on all-bank business performance as measured against the four corporate performance metrics and adjusted based on relative performance as noted on page 68 and his achievement of key strategic deliverables (see page 77) based on a range of 0% to 125% of target. Both the all-bank business performance factor and the CEO’s performance factor are capped at 125 to align his compensation opportunity with market. Mr. Porter’s variable compensation is awarded 25% in cash and 75% in deferred compensation (of which 80% is PSUs and 20% is stock options).

On this basis, the board determined a total variable compensation award for Mr. Porter of $10 million, or $700,000 more than his target variable compensation of $9.3 million. This award reflects the bank’s strong performance during 2018 and Mr. Porter’s performance in advancing our strategic agenda through his strategic deliverables, including realizing significant net cost reductions, strengthening the core and advancing our digital transformation and performance culture.

	2018		2017

	Actual	Target	Actual
Base salary	$1,200,000	$1,200,000	$1,000,000
Total variable compensation	$10,000,000	$9,300,000	$9,860,000
Cash	$2,500,000	$2,325,000	$2,610,000
Deferred[1]	$7,500,000	$6,975,000	$7,250,000
Total direct compensation	$11,200,000	$10,500,000	$10,860,000

1. Awarded 80% in performance share units and 20% in stock options

Given Mr. Porter’s performance against annual financial and customer goals, and his experience in the role, the board approved his total direct compensation at $11,200,000 – 7% higher than his 2018 target and 3% higher than 2017. The increase in total compensation is due to increases in his base salary and variable compensation based on 2018 performance, as discussed above.

Share ownership (as at October 31, 2018)

Values are based on $70.65, the closing price of our common shares on the TSX on October 31, 2018.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$8,683,307	$1,235,960	$17,964,380	$27,883,647	23x	yes

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EXECUTIVE COMPENSATION

CEO compensation awarded vs. realized and realizable pay

The table below compares the compensation awarded to Mr. Porter over the past five years and the value realized or realizable as at December 31, 2018.

We also compare the compensation values to the value earned by shareholders, indexed to $100 to show a meaningful comparison.

Overall, the value shareholders received over the last five years has exceeded the CEO’s realized and realizable compensation. The realized and realizable value includes salary and cash annual incentive awards, the value at vesting of share units granted and the current value of units that are outstanding, the value of stock options exercised during the period and the value of outstanding stock options that are in-the-money. The values in this table can vary significantly from year to year based on changes in share price, when the awards vest and when stock options are exercised.

CEO compensation awarded vs. realized and realizable pay from 2014 to 2018

	Compensation Awarded[1] ($ Millions)	Compensation Realized and Realizable as at December 31, 2018 ($ millions)		Value of $100
			Period	Porter[2]	Shareholder[3]

2014	8.9	8.5	Oct 31, 2013 to Dec 31, 2018	96	134

2015	9.3	11.1	Oct 31, 2014 to Dec 31, 2018	120	118

2016	10.1	8.8	Oct 31, 2015 to Dec 31, 2018	88	127

2017	10.9	8.5	Oct 31, 2016 to Dec 31, 2018	79	104

2018	11.2	9.5	Oct 31, 2017 to Dec 31, 2018	84	86

			Average	93	114
1.	Including salary received during the year and variable compensation awarded at year-end for performance during the year.

2.	The compensation realized or realizable by Mr. Porter for each $100 awarded in total direct compensation during the fiscal year indicated.

3.	The cumulative value of $100 invested in Scotiabank common shares on the first trading day of the period indicated, assuming reinvestment of dividends.

CEO realized and realizable compensation

The graph to the right shows the CEO’s realized and realizable compensation over the last five years, and demonstrates the relationship between shareholder returns and CEO compensation. Realized compensation includes base salary, the annual incentive awarded, the value of stock options exercised and payout of performance share units (PSUs). Unrealized compensation includes the change in value of outstanding PSUs and unexercised stock options.

•  When outstanding equity awards are realized in the future, their value will be fully aligned with the shareholder experience and will reflect the success of the bank’s progress in its key strategic areas. Equity and annual incentive awards make up 89% of the CEO’s package and the realized value will fully reflect performance.

•  The total CEO realized and realizable pay line decreased from 2017 to 2018 in line with the decrease in shareholder and TSX composite returns.

Management proxy circular	79

SEAN D. MCGUCKIN, GROUP HEAD AND CHIEF FINANCIAL OFFICER

Sean D. McGuckin, CPA, CA Mississauga, Ontario, Canada

Mr. McGuckin served as the bank’s Chief Financial Officer from 2012 and he was appointed to Group Head and Chief Financial Officer on December 1, 2015. Mr. McGuckin retired as Chief Financial Officer on October 31, 2018 and served as an advisor until December 31, 2018 to support the bank with the transition. In his role as Group Head and Chief Financial Officer, Sean McGuckin oversaw the Finance function, which includes investor relations, taxation, and strategic investments. He was also responsible for our group treasury, corporate insurance and economics departments.

Mr. McGuckin was responsible for ensuring financial strategies were developed and integrated across the organization, and partnered with the executive team to develop enterprise-wide strategies that support the bank’s goal of delivering strong, consistent and predictable earnings to our shareholders over the long term. He was also accountable for establishing and directing the bank’s capital management processes, providing financial management and treasury oversight and oversight of operational functions within Finance.

2018 Performance

Scotiabank continued to deliver against its strategic objectives this year under Mr. McGuckin’s leadership in the following notable ways:

Performance objectives / strategic deliverables	Results

Contribute to all-bank 2018 structural cost transformation	Delivered savings per the finance transformation project and supported business lines in meeting or exceeding their structural cost transformation targets

Enhance leadership and improve employee engagement	Achieved progress on both initiatives; continued focus on strengthening leadership bench

Increase resource allocation effectiveness	Implemented processes to enhance reporting and prioritization of projects to support more effective use of resources

Contribute additional earnings from financial insights	Exceeded target for additional earnings from enhanced finance analysis and insights

Execute 2018 plan of U.S. Target Operating Model implementation	A strong US finance leadership team is in place, and is tracking well towards full operating model implementation by 2020

2018 Compensation

	2018	2017
Base salary	$550,000	$550,000
Annual incentive award	$920,000	$800,000
Mid-term incentive award – 80% PSUs	$1,304,000	$1,400,000
Long-term incentive award – 20% stock options	$326,000	$350,000
= Deferred compensation	$1,630,000	$1,750,000
Total direct compensation	$3,100,000	$3,100,000

Mr. McGuckin’s total direct compensation in 2018 is flat to last year, but with a higher annual incentive award and a lower deferred compensation award compared to 2017.
Salary for 2018 Mr. McGuckin’s salary remained at $550,000 for fiscal 2018, aligned with the salary range for his role.

Annual incentive

Mr. McGuckin’s annual incentive award is 15% higher than his award in 2017 reflecting performance relative to annual objectives.

Deferred compensation

Mr. McGuckin’s deferred compensation award was 7% lower than 2017. This award is based on his target range, his sustained performance and his leadership in helping achieve the bank’s strategic goals. Sixty-four percent (64%) of his variable compensation is deferred (69% in 2017).

Share ownership (as at October 31, 2018)

Values are based on $70.65, the closing price of our common shares on the TSX on October 31, 2018.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$3,135,435	$3,182,124	$4,632,235	$10,949,794	20x	yes

80	Scotiabank

EXECUTIVE COMPENSATION

RAJAGOPAL VISWANATHAN, ACTING CHIEF FINANCIAL OFFICER

Rajagopal Viswanathan, Oakville, Ontario, Canada

Rajagopal Viswanathan was appointed Acting Chief Financial Officer in May 2018 while Mr. McGuckin was on leave. In this role, Mr. Viswanathan oversaw the Finance Department, including investor relations, taxation, economics and strategic transaction functions, as well as the structural cost transformation project. Mr. Viswanathan was then appointed as Executive Vice President and Chief Financial Officer on November 1, 2018.

Mr. Viswanathan joined Scotiabank in 2002 and has held progressively senior positions in internal audit and finance since that time. In 2014, he was appointed Senior Vice President & Chief Accountant responsible for overseeing the chief accountant’s group which includes group responsibilities for: capital management, accounting policies and procedures, and financial analysis and reporting. Mr. Viswanathan also led the bank’s multi-year finance transformation project.

2018 Performance

Scotiabank continued to deliver against its strategic objectives this year under Mr. Viswanathan’s leadership in the following notable ways:

Performance objectives / strategic deliverables	Results

Contribute to all-bank 2018 structural cost transformation	Delivered savings per the finance transformation project and supported business lines in meeting or exceeding their structural cost transformation targets

Enhance leadership and improve employee engagement	Achieved progress on both initiatives; continued focus on strengthening leadership bench

Increase resource allocation effectiveness	Implemented processes to enhance reporting and prioritization of projects to support more effective use of resources

Contribute additional earnings from financial insights	Exceeded target for additional earnings from enhanced finance analysis and insights

Execute 2018 plan of U.S. Target Operating Model implementation	A strong US finance leadership team is in place, and is tracking well towards full operating model implementation by 2020

2018 Compensation

2018
Base salary	$306,500
Annual incentive award	$300,000
Mid-term incentive award[1]	$900,000
Long-term incentive award	$100,000
= Deferred compensation	$1,000,000
Total direct compensation	$1,606,500

1.   Mr. Viswanathan’s mid-term incentive award includes a PSU award of $400,000 based on 2018 performance and a one-time restricted share unit award of $500,000 for completion of Mr. Viswanathan’s role as Acting CFO. The restricted share units vest on November 30, 2019.

Salary for 2018
Mr. Viswanathan’s 2018 base salary is based on his role as Senior Vice President and Chief Accountant from November 1, 2017 to May 29, 2018 and his role as Acting Chief Financial Officer from May 30, 2018 to October 31, 2018.
Annual incentive
Mr. Viswanathan’s annual incentive award is slightly above his target for 2018, reflecting performance relative to annual objectives.

Deferred compensation

Mr. Viswanathan’s deferred compensation award is based on his target range and his leadership in helping achieve the bank’s strategic goals, and includes a one-time special restricted share unit award for completion of his role as Acting CFO. Deferred compensation represents 77% of his variable compensation.

Share ownership (as at October 31, 2018)

Values are based on $70.65, the closing price of our common shares on the TSX on October 31, 2018.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$1,009,110	$0	$737,258	$1,746,368	5x	Yes

Management proxy circular	81

IGNACIO “NACHO” DESCHAMPS, GROUP HEAD, INTERNATIONAL BANKING AND DIGITAL TRANSFORMATION

Ignacio Deschamps Toronto, Ontario, Canada

As a Group Head with executive responsibility for International Banking, Mr. Deschamps oversees all of the International Bank’s personal, small business and commercial banking operations globally outside of Canada. Mr. Deschamps also has executive responsibility for leading the digital transformation of Scotiabank, reimagining and simplifying the customer experience, working in partnership with key executives across the bank.

Mr. Deschamps was hired as Strategic Advisor to the CEO, Digital Banking in January 2016. He was subsequently appointed Group Head, International Banking and Digital Transformation in March 2016.

2018 Performance

International Banking reported earnings of $2,819 million, which represented growth of $429 million or 18% year-over-year, achieved within our risk appetite parameters. The business has grown annual net income by more than $1 billion in the past three years. Economic growth in our key international markets is accelerating, particularly in the Pacific Alliance countries of Mexico, Peru and Colombia. Scotiabank was recently named 2018 Bank of the Year in Latin America and the Caribbean by LatinFinance.

The reported financial results of International Banking are presented below:

		2018[1]	2017	Change

	Total revenue	$11,433 million	$10,414 million	+10%

	Net income to equity holders	$2,819 million	$2,390 million	+18%

	Return on equity	15.8%	14.7%	+110 bps

1.

Adjusted for acquisition-related costs, including Day 1 provision for credit losses impact on acquired performing loans, integration and amortization costs related to current acquisition and amortization of intangibles related to current and past acquisitions.

The table below summarizes Mr. Deschamps’ results relative to key performance objectives established for 2018:

Performance objectives / strategic deliverables	Results

Contribute to all-bank 2018 structural cost transformation	Exceeded 2018 structural cost transformation target

Deliver on our commitments to investors while outpacing peers	Significantly surpassed all profit plan targets with positive year-over-year market share growth across Pacific Alliance countries

Enhance leadership and improve employee engagement	Delivered strong progress towards diversity and engagement across geographies

Strengthen internal control functions	Increased oversight of non-financial risks through new Internal Control Committees in key markets

Enhance digital and customer experience	Achieved digital targets; customer experience feedback scores are trending upward in key markets

2018 Compensation1

	2018	2017
Base salary	$604,014	$620,930
Annual incentive award	$1,530,000	$1,444,912
Mid-term incentive award – 80% PSUs	$2,560,000	$2,973,681
Long-term incentive award – 20% stock options	$640,000	$0
= Deferred compensation[2]	$3,200,000	$2,973,681
Total direct compensation	$5,334,014	$5,039,523

1.   For 2018, Mr. Deschamps was compensated in USD from November 1, 2017 to May 31, 2018, and in Canadian dollars from June 1, 2018 to October 31, 2018. In 2017, he was paid in USD and his compensation was converted to Canadian dollars.

2.   As a non-Canadian resident in 2017, Mr. Deschamps’ received 100% of his deferred compensation in PSUs.

Given Mr. Deschamps’ performance against annual financial and customer goals, the strong operating performance of International Banking and his performance in meeting digital transformation objectives, Mr. Deschamps’ total direct compensation in 2018 is 6% higher than his compensation in 2017.

Salary for 2018

Mr. Deschamps’ salary, established based on his 2017 salary of USD $475,000, remained flat in fiscal 2018. Upon relocating to Canada, his salary is now in Canadian dollars, aligned with the salary range for his role. Mr. Deschamps’ base salary is based on his USD salary from November 1, 2017 to May 31, 2018 converted to Canadian dollars at USD$1.00 = CAD$1.2722, and his CAD salary from June 1, 2018 to October 31, 2018.

Annual incentive

Mr. Deschamps’ annual incentive award is 6% higher than his award in 2017 due to his strong contribution and the achievement of his strategic deliverables.

Deferred compensation

Mr. Deschamps’ deferred compensation is 8% higher than 2017. The award is based on his target range, his sustained performance and his leadership in helping achieve the bank’s strategic goals. Sixty-eight percent (68%) of his variable compensation is deferred.

Share ownership (as at October 31, 2018)

Values are based on $70.65, the closing price of our common shares on the TSX on October 31, 2018.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$141,300	$0	$8,494,861	$8,636,161	14x	yes

82	Scotiabank

EXECUTIVE COMPENSATION

DIETER W. JENTSCH, GROUP HEAD, GLOBAL BANKING AND MARKETS

Dieter W. Jentsch Toronto, Ontario, Canada

Dieter Jentsch was appointed Group Head, Global Banking and Markets on March 3, 2016. Mr. Jentsch retired on November 30, 2018 as Group Head, Global Banking and Markets and served as an advisor until January 31, 2019. Mr. Jentsch was responsible for the overall management of the bank’s corporate investment banking, capital markets and transaction banking business worldwide.

Mr. Jentsch joined Scotiabank in 1983, and held a number of progressively more senior positions including leadership roles in Canadian Commercial Banking, Wealth Management and Latin America. Prior to his role as Group Head, Global Banking and Markets, Mr. Jentsch was Group Head, International Banking.

2018 Performance

Global Banking and Markets delivered mixed results in 2018. Earnings declined 3% from last year as stronger results in corporate lending and lower provisions for credit losses were more than offset by reductions in the capital markets businesses and higher expenses. We are actively focused on up-tiering our corporate lending relationships, strengthening our investment banking franchise and growing our customer businesses in Latin America to better position the division for future growth. The business line is also deepening its penetration in the Pacific Alliance countries and making meaningful investments to become a true market leader in local and cross-border banking in this region.

The reported financial results for Global Banking and Markets are presented below:

		2018	2017	Change

	Total revenue	$4,528 million	$4,624 million	-2%

	Net income to equity holders	$1,758 million	$1,818 million	-3%

	Return on equity	16.0%	16.0%	–

The table below summarizes Mr. Jentsch’s results relative to key performance objectives established for 2018:

Performance objectives / strategic deliverables	Results

Contribute to all-bank 2018 structural cost transformation	Delivered savings for the bank structural cost transformation

Enhance leadership and improve employee engagement	Introduced targeted initiatives to drive accountability for leaders on inclusion, strategy and culture

Optimize the use of capital and funding	Met and exceeded targets to optimize capital and shift funding to align business mix to customer-focused strategy

Execute 2018 implementation of U.S. Target Operating Model	Implemented risk frameworks and programs to strengthen function. Tracking well towards full implementation by 2020

Enhance customer focus and grow focus clients base	Drove customer focus by deepening client relations and achieving client relationship goals

2018 Compensation

	2018	2017
Base salary	$600,000	$600,000
Annual incentive award – cash	$2,140,000	$2,268,000
Annual incentive award – PSUs		$342,000
= Total annual incentive award	$2,140,000	$2,610,000
Mid-term incentive award – 80% PSUs	$2,568,000	$2,448,000
Long-term incentive award – 20% stock options	$642,000	$612,000
= Deferred compensation	$3,210,000	$3,060,000
Total direct compensation	$5,950,000	$6,270,000

Given Mr. Jentsch’s performance against annual financial and customer goals and the operating performance of Global Banking and Markets, Mr. Jentsch’s total direct compensation in 2018 is 5% lower than 2017, due to a lower annual incentive award.

Salary for 2018

Mr. Jentsch’s salary remained at $600,000 for fiscal 2018, aligned with the salary range for his role.

Annual incentive

Mr. Jentsch’s annual incentive award is 18% lower than his award in 2017 reflecting performance relative to annual objectives.

Deferred compensation

Mr. Jentsch’s deferred compensation is 5% higher than 2017. This award is based on his target range, his sustained performance and his leadership in helping achieve the bank’s strategic goals. Sixty percent (60%) of his variable compensation is deferred.

Share ownership (as at October 31, 2018)

Values are based on $70.65, the closing price of our common shares on the TSX on October 31, 2018.

Common shares	DSUs	PSUs	Total value	As a multiple of cash compensation	Meets share ownership requirement
$3,765,806	$0	$7,971,307	$11,737,113	4x	yes

Management proxy circular	83

JAMES P. O’SULLIVAN, GROUP HEAD, CANADIAN BANKING

James P. O’Sullivan Toronto, Ontario, Canada

James O’Sullivan is Group Head, Canadian Banking and is responsible for all retail, small business, commercial banking and insurance operations in Canada, as well as global wealth management. He was appointed to this position on June 19, 2015.

Mr. O’Sullivan joined Scotiabank in 1990, and has held senior leadership roles in Investment Banking, Mergers & Acquisitions, Finance and Asset Management. Prior to his current role, Mr. O’ Sullivan served as Executive Vice President, Global Wealth Management.

2018 Performance

Canadian Banking had another strong year, delivering net income of $4,416 million, up 9% year-over-year, achieved within our risk appetite parameters. This growth was supported by mid-single digit mortgage growth, margin expansion and productivity improvements. Our Canadian banking franchise is further strengthened by our recent wealth management acquisitions.

The reported financial results of Canadian Banking are presented below:

		2018[1]	2017	Change
	Total revenue	$13,350 million	$12,851 million	+4%
	Net income to equity holders	$4,416 million	$4,090 million	+8%
	Return on equity	23.0%	22.8%	+20 bps

1.

Adjusted for acquisition-related costs, including Day 1 provision for credit losses impact on acquired performing loans, integration and amortization costs related to current acquisition and amortization of intangibles related to current and past acquisitions.

The table below summarizes Mr. O’Sullivan’s results relative to key performance objectives established for 2018:

Performance objectives / strategic deliverables	Results

Contribute to all-bank 2018 structural cost transformation	Met 2018 target and increased efficiency and effectiveness across branch network through transformation initiative

Enhance leadership and employee engagement	Integrated new talent to key leadership positions while achieving greater organizational diversity

Deepen primary customer relationships and deliver best-in-class customer experience	Improved customer feedback scores across all channels and achieved 2018 target for primary customer growth

Optimize Canadian Banking business mix	Delivered strong financial performance across business lines. Strengthened Wealth Management through strategic acquisitions

Prioritize and accelerate digital transformation to drive excellence in customer experience	Achieved positive trends across all digital sales and transaction targets driven by credit cards, day-to-day banking and high-interest savings account products suites

2018 Compensation

	2018	2017
Base salary	$600,000	$600,000
Annual incentive award	$1,220,000	$1,200,000
Mid-term incentive award – 80% PSUs	$2,144,000	$2,120,000
Long-term incentive award – 20% stock options	$536,000	$530,000
= Deferred compensation	$2,680,000	$2,650,000
Total direct compensation	$4,500,000	$4,450,000

Given Mr. O’Sullivan’s performance against annual financial and customer goals and the operating performance of Canadian Banking, Mr. O’Sullivan’s total direct compensation in 2018 is slightly higher than his compensation in 2017.

Salary for 2018 Mr. O’Sullivan’s salary remained at $600,000 for fiscal 2018, aligned with the salary range for his role. Annual incentive

Mr. O’Sullivan’s annual incentive award is slightly higher than his award in 2017 reflecting performance relative to annual objectives.

Deferred compensation

Mr. O’Sullivan’s deferred compensation is slightly higher than 2017. This award is based on his target range, his sustained performance and his leadership in helping achieve the bank’s strategic goals. Sixty-nine percent (69%) of his variable compensation is deferred.

Share ownership (as at October 31, 2018)

Values are based on $70.65, the closing price of our common shares on the TSX on October 31, 2018.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$4,279,022	$0	$5,524,565	$9,803,587	16x	yes

84	Scotiabank

EXECUTIVE COMPENSATION

6. Share performance and cost of management

SHARE PERFORMANCE

The graph compares our share performance to our performance comparator group, the Canadian stock market and total compensation awarded to our named executives for the past five years ending October 31, 2018. The total compensation awarded to our named executives is generally aligned to the bank’s operating performance, as well as to shareholder and TSX composite returns.

For comparison purposes, TSR assumes:

• $100 was invested in Scotiabank common shares on November 1, 2013 and dividends were reinvested over the five-year period

• $100 was also invested for each company in our performance comparator group and dividends were also reinvested over the same period (the graph shows the peer group median)

• $100 was invested in the S&P/TSX Composite Index on the same date and dividends were also reinvested.

Our performance comparator group includes Bank of Montreal, CIBC, Royal Bank of Canada, TD Bank, and National Bank.

Total compensation includes base salary, the annual incentive plus the grant value of regular PSU and stock option awards for the top five named executives for the past five years (as disclosed in our circular for prior years).

TSR Index (2013 = 100)	2013	2014	2015	2016	2017	2018
Scotiabank TSR	100	113	105	132	158	145
Peer Group Median TSR	100	120	121	134	168	173
S&P/TSX Composite TSR	100	113	107	121	135	130
Total compensation paid to our NEOs ($ millions)	34	29	28	31	35	33

COST OF MANAGEMENT

Cost of management is a measure we and other Canadian financial institutions use to show how corporate performance compares to compensation awarded to senior officers. We calculate the ratio by dividing total compensation awarded to our named executives by net income for each of the last five years:

•

total compensation includes salary, annual incentive, the grant value of PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other regular compensation as reported in the summary compensation table (the 2018 figure only includes the total compensation for the top five named executives for comparison purposes although six named executives were disclosed that fiscal year)

•	net income as reported in the consolidated statement of income for each of the last five fiscal years
•	cost of management in 2018 was lower than 2014 to 2017.

	Total compensation awarded to named executives ($ millions)	Net income after tax ($ millions)	Cost of management (%)
2018[1]	33.3	9,144	0.36%
2017	35.2	8,243	0.43%
2016[1]	30.9	7,646	0.40%
2015	28.1	7,213	0.39%
2014	28.5	7,298	0.39%

1.

2018 net income was adjusted for the impact of acquisition-related costs of $420 million (reported results: $8,724 million). 2016 net income was adjusted for the impact of the restructuring charge of $278 million after tax (reported results: $7,368 million). See page 96.

Management proxy circular	85

2018 Executive compensation details

SUMMARY COMPENSATION TABLE

The table below shows the total compensation each named executive earned in the last three fiscal years. We report the share and option awards granted after the end of the fiscal year to reflect decisions made during the 2018 compensation review, rather than awards granted at the outset of fiscal 2018 from the 2017 compensation review. We do not offer long-term, non-equity incentive compensation to our named executives.

Named executive	Year	Fiscal Salary[4] ($)	Share awards[5] ($)	Option awards[6] ($)	Annual incentive plan[7] ($)	Pension value[8] ($)	All other compensation[9] ($)	Total compensation ($)

Brian J. Porter	2018	1,200,000	6,000,000	1,500,000	2,500,000	2,048,000	2,990	13,250,990
President and Chief Executive Officer	2017	1,000,000	5,800,000	1,450,000	2,610,000	1,973,000	2,990	12,835,990
	2016	1,000,000	5,600,000	1,400,000	2,110,000	1,651,000	2,714	11,763,714

Sean D. McGuckin	2018	550,000	1,304,000	326,000	920,000	182,000	2,990	3,284,990
Group Head and Chief Financial Officer[1]	2017	550,000	1,400,000	350,000	800,000	175,000	2,990	3,277,990
	2016	550,000	1,400,000	350,000	850,000	841,000	2,714	3,993,714

Rajagopal Viswanathan	2018	306,500	900,000	100,000	300,000	63,000	2,990	1,672,490
Acting Chief Financial Officer[1]

Ignacio Deschamps	2018	604,014	2,560,000	640,000	1,530,000	52,000	519,290	5,905,304
Group Head, International Banking and Digital Transformation[2]	2017	620,930	5,558,378	0	1,444,912	0	360,436	7,894,656
	2016	524,686	5,072,457	0	1,114,607	0	6,040,658	12,752,408

Dieter W. Jentsch	2018	600,000	2,568,000	642,000	2,140,000	211,000	2,990	6,163,990
Group Head, Global Banking and Markets[3]	2017	600,000	2,448,000	612,000	2,610,000	203,000	2,990	6,475,990
	2016	600,000	2,608,000	652,000	2,140,000	164,000	2,714	6,166,714

James P. O’Sullivan	2018	600,000	2,144,000	536,000	1,220,000	189,000	2,990	4,691,990
Group Head, Canadian Banking	2017	600,000	2,120,000	530,000	1,200,000	182,000	2,990	4,634,990
	2016	600,000	1,840,000	460,000	1,050,000	144,000	2,714	4,096,714

1.

Mr. McGuckin retired as Group Head and Chief Financial Officer on October 31, 2018 and served as an advisor until December 31, 2018 to support the bank with the transition. Mr. Viswanathan was appointed Acting Chief Financial Officer effective May 30, 2018 and was appointed as Executive Vice President and Chief Financial Officer on November 1, 2018.

2.	Mr. Deschamps was hired as Strategic Advisor to the CEO, Digital Banking on January 4, 2016, and became Group Head, International Banking and Digital Transformation on March 3, 2016.

3.	Mr. Jentsch retired on November 30, 2018 as Group Head, Global Banking and Markets and served as an advisor until January 31, 2019.

4.

Mr. Viswanathan’s 2018 base salary earnings are based on his role as Senior Vice President and Chief Accountant from November 1, 2017 to May 29, 2018, and his role as Acting Chief Financial Officer from May 30, 2018 to October 31, 2018.

Upon relocating to Canada, Mr. Deschamps’ 2018 salary is in Canadian dollars, established based on his 2017 salary of USD $475,000. Mr. Deschamps’ base salary earnings are based on his USD salary from November 1, 2017 to May 31, 2018 converted to Canadian dollars at USD $1.00 = CAD $1.2722, and his CAD salary from June 1, 2018 to October 31, 2018.

5.

For compensation purposes, we value PSU awards using the 20 trading-day average closing price of our common shares at the time of grant to smooth out short-term aberrations in the share price. The accounting fair value is based on the closing price of our common shares on the TSX on the grant date. 100% of the payout value of the PSU award is based on performance criteria on vesting.

	Grant date	Grant date fair value	Accounting fair value
2018	November 30, 2018	$70.85	$72.30
2017	November 30, 2017	$83.54	$81.51
2016	December 1, 2016	$71.96	$74.09

Mr. Viswanathan’s fiscal 2018 share awards include a PSU award of $400,000 based on 2018 performance and a one-time restricted share unit award of $500,000 for his role as Acting CFO.

Mr. Deschamps’ fiscal 2016 PSU awards include a PSU award of USD $2,180,000 (CAD $2,927,522) based on 2016 performance and the first instalment of his sign-on PSU award due in fiscal 2016 of USD $1,550,000 (CAD $2,144,935). All 2016 PSU awards are converted to Canadian dollars using the month-end spot rate from the month previous to the grant: USD $1.00 = CAD $1.3428 for his regular annual PSU award and USD $1.00 = CAD $1.3838 for Mr. Deschamps’ sign-on award granted at hire. Mr. Deschamps’ 2016 PSU award vests on the same conditions as all other 2016 PSU awards made to other executives. The first instalment of his sign-on award vested on November 30, 2017 based on Mr. Deschamps’ achievement of specific performance objectives in our digital operations, including accelerating Scotiabank’s retail transformation; reimagining and simplifying the customer experience; and digitizing Scotiabank systems and processes.

Mr. Deschamps’ fiscal 2017 PSU awards include a PSU award of USD $2,305,000 (CAD $2,973,681) based on 2017 performance and the second instalment of his sign-on PSU award of USD $1,925,000 (CAD $2,584,698). All 2017 PSU awards are converted to Canadian dollars using the month-end spot rate from the month previous to the grant: USD $1.00 = CAD $1.2901 for his regular annual PSU award and USD $1.00 = CAD $1.3427 for the second instalment of his sign-on award. Mr. Deschamps’ 2017 PSU award vests on the same conditions as all other 2017 PSU awards made to other executives. The second instalment of his sign-on award vested on November 30, 2018 based on Mr. Deschamps’ achievement of specific performance objectives in our digital and international operations, including accelerating Scotiabank’s retail transformation; reimagining and simplifying the customer experience; and digitizing Scotiabank systems and processes.

6.	We use the Black-Scholes model to value stock option awards.

Compensation fair value is different than the accounting fair value disclosed in our financial statements because different assumptions are used.

86	Scotiabank

EXECUTIVE COMPENSATION

We estimate the fair value of option awards on the grant date using the following assumptions, which result in less dilution than the accounting assumptions:

	Term	Share price volatility	Dividend yield	Risk-free rate
2018	10 years	20.7%	4.00%	2.48%
2017	10 years	23.5%	4.00%	1.97%
2016	10 years	23.5%	3.94%	1.22%

The assumptions used to calculate the accounting fair value of the 2018 option awards are different in two ways:

•	we used an expected life of 6.95 years, instead of the full term of 10 years, in accordance with IFRS 2, Share-based Payment
•	we based volatility on historic and implied volatility and the current dividend yield.

The accounting fair value of the 2018 stock option awards is approximately 48% less than the compensation value shown in the summary compensation table, 35% less for 2017 and 35% less for 2016. As the compensation fair value is greater, we award fewer options than if we had used the accounting fair value. The table below shows the differences in the compensation and accounting fair values as a percentage of the grant price.

	Grant date	Grant price	Compensation fair value (as a % of the grant price)	Accounting fair value (as a % of the grant price)
2018	December 6	$72.28	13.5%	7.0%
2017	December 7	$81.81	14.8%	9.6%
2016	December 1	$74.14	13.5%	8.8%

7.	Annual incentive plan is the annual cash incentive (non-equity incentive plan compensation) earned by the named executives.

8.

Pension value is the compensatory change described on page 92. Mr. Deschamps did not participate in any retirement plan for fiscal 2016 and 2017. In 2018, Mr. Deschamps participated in the Scotiabank Pension Plan and the supplemental Scotiabank Hybrid Executive Pension Plan upon relocating to Canada.

9.

All other compensation includes perquisites and other taxable benefits. In 2018 these amounts total less than $50,000 and 10% of the salary of each named executive, except for Mr. Deschamps, and therefore are not disclosed.

The amounts shown for Mr. Porter, Mr. McGuckin, Mr. Viswanathan, Mr. Jentsch and Mr. O’Sullivan in all years are Scotiabank’s contribution to ESOP. These named executives participate in the plan on the same terms as our other employees. Employees can purchase our common shares and the bank contributed an additional 50% to the purchase up to specified limits.

Amounts in this column do not include dividend equivalents earned on PSU awards because dividends are factored into the fair value calculation at the time of grant.

Mr. Deschamps was hired in fiscal 2016 (see note 2 above) to accelerate the implementation of our digital strategy and build out our International Banking business. Mr. Deschamps’ skill set and experience are in high demand in the market globally and regarded by the bank as critical to the successful execution of its strategic priorities. In light of this, the bank agreed to pay a sign-on award of $5,700,728 (CAD equivalent) to Mr. Deschamps in four instalments over his first two years with the bank in recognition of the expertise that he would bring to his mandate at the bank, as disclosed in the notes to our 2016 summary compensation table (see note 9 on page 78).

It was agreed that the final two instalments would equal approximately half of Mr. Deschamps’ sign-on award and payment would be deferred until December 2016 and December 2017, with both payments subject to satisfactory performance. Mr. Deschamps’ third instalment was paid in December 2016 and fourth instalment was paid in December 2017 following the bank’s annual performance review process and a review of the progress on digital strategy. Additionally, Mr. Deschamps received a travel allowance of $339,930 (CAD equivalent) in fiscal 2016 and $360,436 (CAD equivalent) in fiscal 2017 and allowances of $519,290 (CAD equivalent) in fiscal 2018 for travel and relocation-related expenses.

Management proxy circular	87

INCENTIVE PLAN AWARDS

Outstanding share and option awards

The table below includes awards granted previously as at October 31, 2018:

•

the value of unexercised in-the-money options equals the closing price of our common shares on October 31, 2018 ($70.65) minus the exercise price of the option awards, multiplied by the number of outstanding options

•

the value of unvested PSU awards on October 31, 2018 equals the closing price of our common shares on October 31, 2018 ($70.65) multiplied by the number of units outstanding. This table values the PSUs using performance at target (factor of 100), however, the number of PSUs that may vest can range from 0 to 125 of target for PSUs granted. The 2015 PSUs vested on November 30, 2018 and details on the valuation and performance factors for these awards are set out on page 75.

Outstanding Share and Option Awards at October 31, 2018

	Option-based awards					Share-based awards
	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Grant date	Plan	Number of share units that have not vested (#)	Market value of awards that have not vested ($)	Number of DSUs outstanding (all of these DSUs have vested)	Market or payout value of vested share unit awards not paid out or distributed[1]
Brian Porter[1]						12/18/09	DSU			17,494	1,235,960
	12/09/13	178,628	63.98	12/09/23	1,191,449	12/03/15	PSU	97,405	6,881,645
	12/08/14	150,944	68.32	12/08/24	351,700	12/01/16	PSU	84,402	5,963,033
	12/03/15	147,776	60.67	12/03/25	1,474,804	11/30/17	PSU	72,466	5,119,702
	12/01/16	139,876	74.14	12/01/26	–
	12/07/17	119,756	81.81	12/07/27	–
Total		736,980			3,017,953			254,273	17,964,380	17,494	1,235,960
Sean McGuckin[1]						12/16/05	DSU			5,491	387,930
						12/22/06	DSU			6,971	492,530
						12/19/07	DSU			6,615	467,366
						12/19/08	DSU			4,554	321,738
						12/18/09	DSU			8,103	572,445
	12/06/10	15,836	55.63	12/06/20	237,857	12/18/15	DSU			5,854	413,589
	12/05/11	23,832	49.93	12/05/21	493,799	12/16/16	DSU			7,453	526,526
	12/10/12	51,360	55.63	12/10/22	771,427
	12/09/13	51,800	63.98	12/09/23	345,506	12/03/15	PSU	26,974	1,905,686
	12/08/14	45,832	68.32	12/08/24	106,789	12/01/16	PSU	21,101	1,490,758
	12/03/15	40,922	60.67	12/03/25	408,402	11/30/17	PSU	17,492	1,235,790
	12/01/16	34,968	74.14	12/01/26	–
	12/07/17	28,906	81.81	12/07/27	–
Total		293,456			2,363,779			65,566	4,632,235	45,041	3,182,124
Rajagopal	12/06/10	2,312	55.63	12/06/20	34,726
Viswanathan	12/05/11	1,272	49.93	12/05/21	26,356
	12/10/12	7,704	55.63	12/10/22	115,714
	12/09/13	7,144	63.98	12/09/23	47,650	12/03/15	PSU	4,121	291,147
	12/08/14	5,488	68.32	12/08/24	12,787	12/01/16	PSU	3,316	234,262
	12/03/15	6,252	60.67	12/03/25	62,395	11/30/17	PSU	2,999	211,850
	12/01/16	5,496	74.14	12/01/26	–
	12/07/17	4,956	81.81	12/07/27	–
Total		40,624			299,629			10,435	737,258	–	–
Ignacio Deschamps						12/01/16	PSU	44,123	3,117,306
						12/01/16	PSU	38,962	2,752,666
						11/30/17	PSU	37,153	2,624,889
Total		–			–			120,239	8,494,861	–	–
Dieter Jentsch	12/05/11	56,080	49.93	12/05/21	1,161,978
	12/10/12	77,040	55.63	12/10/22	1,157,141	12/03/15	PSU	38,662	2,731,484
	12/09/13	58,948	63.98	12/09/23	393,183	12/01/16	PSU	39,307	2,777,070
	12/08/14	54,614	68.32	12/08/24	127,251	11/30/17	PSU	30,586	2,160,868
	12/03/15	58,656	60.67	12/03/25	585,387	11/30/17	PSU	4,273	301,886
	12/01/16	65,142	74.14	12/01/26	–
	12/07/17	50,546	81.81	12/07/27	–
Total		421,026			3,424,939			112,828	7,971,307	–	–
James O’Sullivan	12/11/09	10,472	47.75	12/11/19	239,809
	12/06/10	8,560	55.63	12/06/20	128,571
	12/05/11	10,016	49.93	12/05/21	207,532
	12/10/12	10,272	55.63	12/10/22	154,285
	12/09/13	17,864	63.98	12/09/23	119,153	12/03/15	PSU	23,977	1,693,943
	12/08/14	20,584	68.32	12/08/24	47,961	12/01/16	PSU	27,732	1,959,282
	12/03/15	36,376	60.67	12/03/25	363,032	11/30/17	PSU	26,487	1,871,340
	12/01/16	45,960	74.14	12/01/26	–
	12/07/17	43,774	81.81	12/07/27	–
Total		203,878			1,260,343			78,196	5,524,565	–	–

1.	These named executives chose to receive a percentage of their short-term incentives as DSUs. All of these DSUs are fully vested.

88	Scotiabank

EXECUTIVE COMPENSATION

Value vested or earned during the fiscal year

The table below shows the following for each named executive:

•	the total value that would have been realized on vesting of stock options during fiscal 2018 if the options had been exercised on the vesting date
•	the value of share awards received on vesting during fiscal 2018
•	the annual incentive compensation awards earned for 2018

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Annual incentive compensation – Value earned during the year ($)
Brian Porter	2,029,382	5,167,740	2,500,000
Sean McGuckin	604,235	1,569,114	920,000
Rajagopal Viswanathan	76,970	264,414	300,000
Ignacio Deschamps	–	3,394,030	1,530,000
Dieter Jentsch	706,391	1,869,782	2,140,000
James O’Sullivan	244,885	704,692	1,220,000

Option-based awards include the total value of stock options that vested during fiscal 2018 including 25% of the options granted on December 9, 2013. Starting with December 2014 awards, stock options vest 50% on the third anniversary date of the grant, and 50% on the fourth anniversary date of the grant. The value equals the number of options that vested times the difference between the option exercise price and the closing share price on the vesting date.

Grant date	Exercise price	Vesting date	Closing share price on vesting date
December 9, 2013	$63.98	December 8, 2017	$83.60
December 8, 2014	$68.32	December 8, 2017	$83.60

Share-based awards include the value of PSUs that vested during fiscal 2018, and include dividend equivalents. Their realized value on vesting equals the number of units vested times the performance factor times the vesting price (the average closing price of our common shares on the TSX for the 20 trading days prior to the vesting date).

Vesting date	Performance factor	Vesting price
November 30, 2017	98%[1]	$83.54
1.	See pages 71 and 72 of our 2018 circular for information on how we calculated the performance factor.

Options exercised during fiscal 2018

Name	Grant date	Number of options	Exercise price	Realized value
Brian Porter	12/10/2012	64,352	$55.63	$1,706,683
Sean McGuckin	12/11/2009	16,232	$47.75	$556,916
Rajagopal Viswanathan	12/11/2007	1,980	$52.57	$61,766
	12/5/2011	2,000	$49.93	$56,140

Securities authorized for issuance under equity compensation plans as at October 31, 2018

Shareholders must approve our stock option plan.

Other important points to note:

•	We stopped granting stock options to directors as of October 28, 2003.
•

When we acquired DundeeWealth Inc. (renamed HollisWealth Inc. and subsequently renamed 1985275 Ontario Inc.) on February 1, 2011, DundeeWealth stock options were converted to 1,293,308 options on our common shares based on the February 1, 2011 share price. The number of options and exercise prices are the sum and weighted average of our common shares to be issued for stock options granted under their employee and advisor share incentive plans. We will not be issuing new stock options under these equity compensation plans.

Management proxy circular	89

As at October 31, 2018	Securities to be issued upon exercise					Securities remaining for future issuance under equity compensation plans			Securities to be issued upon exercise plus available for issuance
Equity compensation plans	#		% of outstanding common shares	Weighted average price		#		% of outstanding common shares	#	% of outstanding common shares
Stock Option Plan	14,009,566		1.16%	$60.06		8,153,207		0.67%	22,162,773	1.83%
DundeeWealth Stock Option Plan[1]	130,000		0.01%	$55.21		180,606		0.01%	310,606	0.03%
Total Stock Option Plan	14,139,566	[2]	1.17%	$60.02	[3]	8,333,813	[4]	0.69%	22,473,379	1.86%

1.

Effective November 1, 2013, DundeeWealth Inc. was renamed HollisWealth Inc. Effective November 1, 2017, HollisWealth Inc. was renamed 1985275 Ontario Inc. We will not be issuing new stock options under this stock option plan. This plan was not approved by bank shareholders.

2.	13,596,276 as at February 5, 2019
3.	$62.95 as at February 5, 2019
4.	6,794,934 as at February 5, 2019

See Note 26 to our 2018 consolidated financial statements for more information.

About burn rate, dilution and overhang

Shareholders approve the number of shares that can be issued under the stock option plan, which is less than 10% of our outstanding common shares. In April 2011, shareholders approved an increase of 15 million common shares available for issuance under the stock option plan.

The table below shows the key details about our stock option plan, but does not include information on DundeeWealth stock options.

	2018	2017	2016
Burn rate[1]
Total number of options issued in a fiscal year, divided by weighted average number of common shares outstanding	0.08%	0.09%	0.10%
Dilution[2]
Total number of options outstanding divided by weighted average number of common shares outstanding	1.2%	1.3%	1.6%
Overhang[2]
Total number of options available for issue plus options outstanding, divided by weighted average number of common shares outstanding	1.8%	2.0%	2.5%

1.	Calculated by dividing our stock options granted in the applicable fiscal year by the weighted average number of common shares outstanding over the applicable fiscal year.
2.

Consistent with the TSX prescribed methodology for burn rates, our dilution and overhang for fiscal years 2016 through 2018 have been calculated using the weighted average number of common shares outstanding over the applicable fiscal year.

About the stock option plan

We do not have significant share dilution; we issued 2.2 million shares related to equity-based compensation. Effective November 29, 2016, the bank discontinued the issuance of shares from treasury for dividend and share purchase plans.

Other features of the plan:

•	we have insider participation limits
•	our general loan policies and customer rates apply to employees who borrow to buy common shares for option exercises
•	we grant stand-alone share appreciation rights in select countries outside of Canada, where local laws may restrict the issuance of shares.

Limits

No one can be granted stock options to purchase more than 5% of our total number of issued and outstanding common shares on a non-diluted basis at any time.

No more than 10% of our total common shares outstanding can be issued to insiders for the exercise of options in any year – this limit applies to the stock option plan and any other security-based compensation arrangement.

Adjustments can be made to options in proportion to adjustments made to our common shares for certain events, like a subdivision, consolidation, reorganization, reclassification or other event that requires adjustments to be made.

Making changes

Shareholders must approve changes to the plan including:

•	an increase in the maximum number of shares that may be issued
•	a reduction in the exercise price of outstanding options
•	an extension of an option expiry date
•	certain expansions of classes of eligible recipients of options
•	an expansion of the transferability of options
•	any amendments to the amendment provisions.

90	Scotiabank

EXECUTIVE COMPENSATION

The board can make the following changes to the plan without shareholder approval:

•	changes of an administrative or housekeeping nature
•	terms, conditions and mechanics of granting stock option awards
•	changes to vesting, exercise or early expiry
•	amendments that are designed to comply with the law, tax or accounting provisions, or regulatory requirements.

RETIREMENT BENEFITS

Scotiabank pension plan

Type of plan	defined benefit
Participation	Employees, including all named executive officers
Terms

Scotiabank offers two different arrangements, each with a core benefit paid for by the Bank and the opportunity to attract additional benefits from the bank if the employee contributes.

Employees hired before January 1, 2016:

Core Benefit:

•   members earn 1.5% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Contributory Benefit:

•   members contribute 4% of their base salary up to a maximum of $3,500 each calendar year and earn an annual pension equal to 2% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Employees hired before May 1, 2018 but on or after January 1, 2016:

Core Benefit:

•   members earn 1% of their highest five-year average base salary for each year of service

Contributory Benefit:

•   members contribute 1-4% of their base salary each calendar year into a defined contribution account and the bank matches 100% of the member contributions

Annual pension benefits are capped at the maximum pension limit under the Income Tax Act (Canada)

Pension benefits

• the defined benefit retirement benefit is paid for life and if there is a surviving spouse, he or she receives 60% of the member’s pension for life

• the defined contribution retirement benefit can be transferred to an approved retirement vehicle at the time of retirement

Eligibility	• full pension begins at age 65, the normal retirement age (age 63 if hired before 1983) • members can receive a reduced pension at age 55 (age 53 if hired before 1983)

Supplemental pension plan

Supplemental pension arrangements for the named executives (excluding Mr. Porter) are covered by the Scotiabank Executive Pension Plan and the Scotiabank Hybrid Executive Pension Plan, which are non-registered supplemental pension plans.

Scotiabank Executive Pension Plan

The pension accrual under the Scotiabank Executive Pension Plans is calculated substantially the same as under the Scotiabank Pension Plan for employees hired before January 1, 2016, in the absence of income tax limits, except that incentive compensation is considered. For the named executives participating in the Scotiabank Executive Pension Plans, the total retirement benefits are capped at 70% of the highest average five-year compensation. The total amount of eligible service recognized in the pension calculation is based on the date the member joined the Scotiabank Pension Plan.

Scotiabank Hybrid Executive Pension Plan

The pension accrual under the Scotiabank Hybrid Executive Pension Plan is equal to 2% of the participant’s highest five-year average pensionable salary in excess of that used to determine the pension under the Scotiabank Pension Plan, except that incentive compensation is considered and requires participating executives to contribute the maximum allowable under the Scotiabank Pension Plan. The total amount of eligible service recognized in the pension calculation is based on the date the member becomes an executive.

Note that for the different supplemental pension arrangements:

•	the incentive compensation recognized is capped at 50% of base salary;
•	the total amount of eligible compensation recognized in the pension calculation is capped at various rates depending on the plan and the executive’s position.

Executives do not receive any supplemental pension benefits if they leave the bank before meeting the eligibility requirements, are terminated with cause, or if they engage in competitive business after retirement. The pension is reduced if the executive retires before normal retirement age.

Management proxy circular	91

Both Mr. Porter and Mr. Jentsch are vested, while the remaining participants are not vested based on eligibility requirements. When Mr. Porter became President and CEO on November 1, 2013, his retirement arrangement was amended to freeze the pension amount accrued before his appointment, to prevent triggering a large one-time increase in pension benefit because of the increase in his compensation as CEO.

Summary of benefits

Brian Porter

Mr. Porter is covered by an individual retirement agreement that went into effect when he became CEO:

• his previous retirement arrangement was frozen as of October 31, 2013

• pension accrues at a flat rate of $125,000 for each year he is President and CEO

• his total annual pension from all bank sources is capped at $1.5 million

Sean McGuckin Rajagopal Viswanathan Ignacio Deschamps Dieter Jentsch James O’Sullivan

Mr. McGuckin, Mr. Viswanathan, Mr. Jentsch and Mr. O’Sullivan participate in the Scotiabank Executive Pension Plan and Mr. Deschamps participates in the Scotiabank Hybrid Executive Pension Plan and all have a cap on both pension benefits and eligible compensation. Pension benefits are capped as follows (for Mr. Deschamps, the cap is indexed each year with inflation):

	Executive	Cap	Executive	Cap
	Sean McGuckin	$560,000 per year	Dieter Jentsch	$560,000 per year
	Rajagopal Viswanathan	$280,000 per year	James O’Sullivan	$560,000 per year
	Ignacio Deschamps	$611,100 per year

Plan obligations

The table below shows the defined benefit pension plan obligations for each named executive as at October 31, 2018.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. The most significant assumption is the discount rate used to determine the accrued obligation, which is set based on yields on high quality corporate bonds with matching durations. The remaining assumptions reflect our best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

Name	Number of years of credited service	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
Brian Porter	24.8	906,000	1,448,000	12,585,000	2,048,000	(521,000)	14,112,000
Sean McGuckin	25.0	349,000	510,000	3,919,000	182,000	(271,000)	3,830,000
Rajagopal Viswanathan	14.8	67,000	155,000	867,000	63,000	(70,000)	860,000
Ignacio Deschamps	0.4	5,000	148,000	0	52,000	(4,000)	48,000
Dieter Jentsch	35.1	466,000	558,000	6,069,000	211,000	(307,000)	5,973,000
James O’Sullivan	9.8	148,000	301,000	1,677,000	189,000	(114,000)	1,752,000

Accrued obligation is the value of the projected pension benefits from all pension plans, earned for all service to date.

Compensatory change includes the annual service costs and other compensatory changes:

•	the annual service cost is the value of the projected pension benefits earned in 2018
•

other compensatory changes reflect the change in the accrued obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes. We do not have arrangements that provide our named executives with additional years of service for purposes of the plan.

Non-compensatory change is the change in the accrued obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the accrued obligation at the start of the year and any employee contributions.

The estimated accrued obligation values are calculated each year by our independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for our pension plans as disclosed in Note 27 to the 2017 consolidated financial statements and Note 28 to the 2018 consolidated financial statements.

Pension plan governance

The human resources committee oversees the Scotiabank Pension Plan. It has delegated certain fiduciary plan duties to the pension administration and investment committee, including the plan investment strategy and performance, which the committee reports on to the human resources committee twice annually. The pension administration and investment committee includes the President and CEO, Chief Financial Officer, Chief Human Resources Officer and others. The board retains plan sponsor duties including approval of plan amendments.

92	Scotiabank

EXECUTIVE COMPENSATION

TERMINATION AND CHANGE OF CONTROL

Change of control

We define a change of control as:

•	an acquisition of more than 20% of our voting shares
•	a change in the majority of our board members
•	any transaction where one or more entities acquires more than 50% of our assets, or
•	a merger between us and one or more entities to form another legal entity.

While we do not have individual change-of-control agreements with our named executives, our equity-based compensation plans and executive pension arrangements include terms for vesting in these circumstances.

These change of control provisions are “double-trigger” – this means they only take effect when there is a change of control and termination of employment without cause. Vesting accelerates under the PSU plan, stock option plan and executive pension arrangements if an executive’s employment is terminated within two years of a change of control for any reason other than dismissal for cause.

Treatment of compensation if employment is terminated

The table below summarizes the treatment of compensation for the named executives under various termination scenarios:

•

retirement – a named executive may qualify for retirement under our equity plans at age 55 or older with 10 years of service, or within five years of their normal retirement date, whichever is earlier. If neither of these criteria is satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. Outstanding awards will be forfeited if an employee engages in competitive business after he or she retires.

•	salary and annual incentive – the table does not reflect any amounts that may be considered under common and civil law.
•

pension – an executive forfeits his or her supplemental pension if he or she resigns or retires or is terminated without cause before being eligible for retirement, is terminated with cause or engages in a competitive business after he or she retires or is otherwise no longer employed by us.

Compensation element	Resignation	Retirement	Termination without cause	Termination with cause	Termination (within two years) following a change of control
Salary	Salary ends	Salary ends	Salary ends	Salary ends	Salary ends
Annual incentive	Award forfeited	Award prorated based on period worked during the fiscal year	Award forfeited	Award forfeited	Award forfeited
PSUs	Unvested units expire on date of resignation and vested units are paid out in accordance with plan	Continue to vest according to normal schedule	Continue to vest according to normal schedule	Unvested units expire on date of termination and vested units are paid out in accordance with plan	Unvested units vest on the vesting date or the termination date, whichever is earlier (normal vesting for U.S. taxpayer). Vested units are paid out in accordance with plan[1]
Stock options	All vested and unvested options immediately expire and are forfeited on the resignation date	Continue to vest according to normal schedule and can be exercised within five years of retirement date, or the original expiry date, whichever is earlier	Unvested options expire immediately and any exercise of vested options must be within three months of the termination date	All vested and unvested options expire immediately and are forfeited on the termination date	Vest immediately and can be exercised in accordance with plan
DSUs	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends
Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Perquisites	Perquisites end	Perquisites end	Perquisites end	Perquisites end	Perquisites end

1.

The performance factor will be calculated based on a shortened performance period. In the event that a performance factor cannot be calculated, a performance factor of 1 will be used to calculate the number of PSUs that vest.

Management proxy circular	93

Estimated payments if employment is terminated

The table below shows the estimated additional benefits each named executive would be entitled to receive if their employment ended on October 31, 2018, but does not include amounts to which a named executive may be entitled under common or civil law. Any benefits of an equal or lesser value that a named executive would be eligible to receive under continued employment are disclosed elsewhere in this executive compensation section of the circular. For equity-based compensation, the values represent the in-the-money value of any awards (as of October 31, 2018) that would have been eligible for accelerated vesting as a result of termination. These values are based on a share price of $70.65, the closing price of our common shares on October 31, 2018.

We do not gross up any compensation to cover the impact of income taxes.

The actual amounts that a named executive would receive if employment is terminated can only be determined at the time of termination. Many factors could affect the nature and amount of the benefits and the actual amounts may be higher or lower than the amounts shown below. PSUs have been valued assuming a performance factor of 1, and may not reflect the actual payouts.

Executives’ and former executives’ outstanding equity-based incentives may be subject to reduction or recoupment, under the terms of our clawback policy.

Estimated additional payment for NEOs upon termination of employment, as at October 31, 2018

		Estimated incremental value on termination as of October 31, 2018
Name	Compensation Component	Resignation	Retirement	Termination without cause	Termination with cause	Termination (within 2 years) following a change of control
Brian Porter	Salary & annual incentives	–	–	–	–	–
	Equity-based incentives	–	–	–	–	19,615,034
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–			–	19,615,034
Sean McGuckin[1]	Salary & annual incentives	–	–	–	–	–
	Equity-based incentives	–	–	–	–	5,094,030
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–			–	5,094,030
Rajagopal Viswanathan	Salary & annual incentives	–	–	–	–	–
	Equity-based incentives	–	–	–	–	806,047
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–			–	806,047
Ignacio Deschamps	Salary & annual incentives	–	–	–	–	–
	Equity-based incentives	–	–	–	–	8,494,861
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–			–	8,494,861
Dieter Jentsch[2]	Salary & annual incentives	–	–	–	–	–
	Equity-based incentives	–	–	–	–	8,620,319
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–			–	8,620,319
James O’Sullivan	Salary & annual incentives	–	–	–	–	–
	Equity-based incentives	–	–	–	–	5,911,578
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–			–	5,911,578

1.	On October 31, 2018, Sean McGuckin retired as Chief Financial Officer and served as an advisor until December 31, 2018.
2.	On November 30, 2018, Dieter Jentsch retired as Group Head, Global Banking and Markets and served as an advisor until January 31, 2019.

94	Scotiabank

EXECUTIVE COMPENSATION

Other information

COMPENSATION OF MATERIAL RISK IMPACT EMPLOYEES

The tables below show the compensation awarded to employees who had an impact on our material risk in the last two fiscal years in accordance with Implementation Standard 15 of the FSB Guidelines and the Basel Committee on Banking Supervision’s Pillar III disclosure requirement. We have expanded this group of employees to include all senior vice presidents and above for 2018 (previously it was all executive vice presidents and above), managing directors who are business heads and above in Global Banking and Markets, and other select employees. At least 40% to 60% of their total incentive compensation is deferred.

The compensation review committee reviews the list of material risk impact (MRI) employees to make sure it is complete.

Fixed and variable compensation awarded

	2018		2017
($ millions)	Named executives	Other MRI	Named executives	Other MRI

Number of executives	6	246	5	164

Fixed pay	3.9	80.7	3.4	52.8

Variable compensation
Non-deferred cash	8.6	95.8	8.7	78.2
Non-deferred share units[1,2]	0.0	0.6	0.0	0.5
Deferred cash	0.0	0.5	0.0	0.4
Deferred share units[1,2]	15.5	88.7	14.7	65.5
Stock options[1]	3.7	12.1	2.9	6.7

1.	Reflects grant value of share units and stock options
2.	Share units include PSUs, RSUs and deferred performance plan units

Deferred compensation outstanding and paid

	2018		2017
($ millions)	Named executives	Other MRI	Named executives	Other MRI

Vested
Cash	0.0	0.0	0.0	0.0
Share units[2,3,4]	0.0	0.0	0.0	0.0
Stock options[3]	7.1	28.7	14.7	59.5

Unvested
Cash[3]	0.0	30.8	0.0	39.4
Share units[2,3,4]	45.3	233.8	48.2	214.5
Stock options[3]	3.2	6.4	14.6	28.9
Total deferred outstanding	55.6	299.7	77.5	342.3

Paid
Cash	0.0	0.1	0.0	0.4
Share units[2]	13.0	66.1	6.3	45.1
Stock options	2.4	8.0	6.5	13.1
Total deferred paid	15.4	74.2	12.8	58.6

3.	Reflects in-the-money value of vested or unvested share units and stock options as at October 31, 2018
4.	Unvested share units and cash are valued using a performance factor of 1.0

100% of the vested and unvested awards listed in the table above on the right are subject to either implicit adjustments (such as a decrease in our share price) and/or explicit adjustments (such as clawbacks or risk-related adjustments as outlined on page 71).

Adjustments to deferred compensation

The bank’s compensation program includes the ability for the board to reduce deferred compensation in certain circumstances, including non-compliance with our policies or risk appetite or performance-related events. The board exercised its discretion in specific individual circumstances and reduced compensation by $0.90 million for MRI employees who are not named executives. As a result of the performance factor for PSUs that vested in 2018, the value of vested PSUs paid to named executives was reduced by $0.2 million and by $0.7 million for other MRI employees who are not named executives.

Other compensation paid

The table below shows aggregate guaranteed incentive awards, sign-on awards, and severance payments for MRI employees over the past two fiscal years. Additional information regarding the highest single severance payment to a MRI employee has been provided to OSFI on a confidential basis to protect employee privacy.

Level ($ millions)	Year	Guaranteed incentive awards		Sign-on awards		Severance payments
		Number of employees	Total amount	Number of employees	Total amount	Number of employees	Total amount

Named executives	2018	0	$0.0	0	$0.0	0	$0.0
	2017	0	$0.0	0	$0.0	0	$0.0

Other material risk impact employees	2018	7	$8.7	20	$22.1	14	$8.1
	2017	0	$0.0	3	$3.8	10	$4.4

Management proxy circular	95

BUSINESS PERFORMANCE MEASURES

The bank uses the following business performance measures to assess performance in its incentive plans, as defined below.

Diluted earnings per share

Diluted earnings per share is defined as net income attributable to common shareholders divided by the weighted average diluted common shares outstanding.

Operating leverage

The bank defines operating leverage as the rate of growth in total revenue, less the rate of growth in non-interest expenses.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

NON-GAAP MEASURES

The bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with GAAP, which are based on IFRS, are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. Non-GAAP measures are used in the compensation discussion and analysis.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP reported financial results to Non-GAAP adjusted financial results. Additional details are included in the 2018 Annual Report on pages 18-22. The financial results have been adjusted for the following:

1.

Acquisition-related costs – In 2018, the bank acquired the following: Jarislowsky, Fraser Limited, and MD Financial Management in Canadian Banking; and BBVA Chile and Citibank consumer and small and medium enterprise operations, Colombia in International Banking. Acquisition-related costs are defined below.

•

Day 1 provision for credit losses on acquired performing financial instruments, as required by IFRS 9. The standard does not differentiate between originated and purchased performing loans and as such, requires the same accounting treatment for both.

•

Integration costs – These include costs that are incurred on the current year’s acquisitions and related to integrating the acquired operations and will not form part of continuing operations once integration is complete.

•	Amortization of acquisition-related intangible assets, excluding software, relating to current and past acquisitions.

2.	Restructuring charge incurred in 2016.

For the year ended October 31, 2018	Reported	Impact of acquisition-related costs	Adjusted for the acquisition-related costs
Net income ($ millions)	$8,724	$420	$9,144
Diluted earnings per share	$6.82	$0.29	$7.11
Return on equity	14.5%	0.4%	14.9%
Operating leverage	3.0%	0.7%	3.7%

For the year ended October 31, 2017	Reported	Impact of the 2016 restructuring charge	Adjusted for the restructuring charge
Operating leverage	2.4%	(2.6)%	(0.2)%

For the year ended October 31, 2016	Reported	Impact of the restructuring charge		Adjusting for the restructuring charge	Impact of excluding net benefits from restructuring charge in excess of plan	2016 performance for compensation purposes
Net income ($ millions)	$7,368	$278	[1]	$7,646	$(21)	$7,625
Diluted earnings per share	$5.77	$0.23		$6.00	$(0.02)	$5.98
Return on equity	13.8%	0.5%		14.3%	–	14.3%
Operating leverage	(1.9)%	2.9%		1.0%	(0.3)%	0.7%

1.	Calculated using the statutory tax rates of the various jurisdictions.

96	Scotiabank

EXECUTIVE COMPENSATION

LOANS TO DIRECTORS, OFFICERS AND EMPLOYEES

The table below shows the aggregate indebtedness outstanding at January 9, 2019 of current and former directors, executive officers and employees of the bank and our subsidiaries. The amounts exclude routine indebtedness as described in note 2, below.

Purpose	To the bank or a subsidiary of the bank	To another entity
Share purchases	–	–
Other	$519,585,412	–

The following table shows the outstanding amounts that current and former directors and executive officers borrowed from us or our subsidiaries to buy bank securities and for other purposes, including amounts borrowed by their respective associates, but does not include routine indebtedness.

Name and principal position	Involvement of issuer	Largest amount outstanding during the financial year ended October 31, 2018	Amount outstanding as at January 9, 2019	Financially-assisted securities purchases during the financial year ended October 31, 2018
Securities purchase program	–	–	–	–
Other programs
Group Head/Executive Vice President
Deborah Alexander	Lender	$1,001,182	$890,243	–
Ian Arellano	Lender	$1,972,925	$1,906,253	–
Andrew Branion	Lender	$642,541	$653,866	–
John Doig	Lender	$2,241,502	$1,965,964	–
Mike Henry	Lender	$1,677,025	$1,313,952	–
Sean McGuckin	Lender	$299,034	$299,138	–
Rajagopal Viswanathan	Lender	$524,597	$450,650	–

1.

Loans and other extensions of credit to executive officers and directors are made on market terms that are no more favourable than those offered to the general public, in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the U.S. Securities Exchange Act of 1934, as amended.

2.	Routine indebtedness includes:
•	loans to any director or nominated director, executive officer, together with his or her associates, made on terms no more favourable than loans to employees generally, where the amount remaining unpaid has not exceeded $50,000 at any time in the last completed financial year
•	loans to full-time employees, fully secured against their residence and not exceeding their annual salary
•	loans to those other than full-time employees, made on substantially the same terms available to other customers with comparable credit (including terms for interest rates and security rates), and involving no more than the usual risk of collectability
•	loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements according to the usual commercial practice.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We have purchased a liability insurance policy for our directors and officers (Side A), which expires on June 1, 2019. The policy covers each of them individually if there are situations where we are not able or permitted to indemnify them. The policy has a $300,000,000 limit and a nil deductible, and we pay an annual premium of $1,028,600 for this coverage.

DIRECTORS’ APPROVAL

The board has approved the contents of this circular and authorized us to send it to you.

Julie A. Walsh

Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

Toronto, Ontario, Canada

February 5, 2019

Management proxy circular	97

HOW TO CONTACT US

INVESTORS	Investor Relations, Finance Department Scotiabank 44 King Street West Toronto, Ontario, Canada M5H 1H1 Tel.: (416) 775-0798 Email: investor.relations@scotiabank.com

CUSTOMERS

Contact your branch/service centre manager first.

If your matter is not resolved, contact:

Office of the President

Scotiabank

44 King Street West

Toronto, Ontario, Canada  M5H 1H1

Tel.: (416) 933-1700 or toll free 1 (877) 700-0043

Email:mail.president@scotiabank.com

SHAREHOLDERS Changes in share registration address changes dividend information lost share certificates estate transfers duplicate mailings	Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario, Canada M5J 2Y1 Tel.: 1 (877) 982-8767 Fax: 1 (888) 453-0330 Email: service@computershare.com	Co-Transfer Agent (U.S.A.) Computershare Trust Company N.A. 250 Royall Street Canton, MA 02021, U.S.A. Tel.: 1 (800) 962-4284

CORPORATE GOVERNANCE MATTERS	Corporate Governance Office Scotiabank 44 King Street West Toronto, Ontario, Canada M5H 1H1 Tel.: (416) 866-3672 Fax: (416) 866-5090 Email: corporate.secretary@scotiabank.com

INDEPENDENT DIRECTORS	Chairman of the Board Scotiabank 44 King Street West Toronto, Ontario, Canada M5H 1H1

EXECUTIVE COMPENSATION MATTERS	Chair, Human Resources Committee Scotiabank 44 King Street West Toronto, Ontario, Canada M5H 1H1 Email: executive.compensation@scotiabank.com

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (www.scotiabank.com).

If you are a shareholder and want to receive our quarterly financial statements and MD&A in 2019, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

Some households may receive multiple copies of our annual report because multiple registered shareholders live at the same address. If you are a registered shareholder, you can tell us not to send the annual report (containing the annual financial statements and MD&A) by marking the waiver box at the bottom of your proxy form.

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